79535

СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

January 30, 2006 № 01-19/205

[redacted]

07020751

BY "COURIER"

Mail Stop 3628
Office of International Corporate Fin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii) and (b)(1)(iv) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *December 01, 2006* and *December 31, 2006*. Annex B, attached hereto, contains a complete set of English language translations, versions, summaries or brief descriptions of these documents and communications.

Annex C, attached hereto, contains a list of the kind required to be submitted pursuant to subparagraph (b)(1)(iv) of the Rule.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

PROCESSED
FEB 0 5 2007
THOMSON
FINANCIAL

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Enclosures

cc: Depositary Receipts JPMorgan
Daniela Utane

OOO LeBoeuf, Lamb, Greene & MacRae
Mark Banovich

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *December 1, 2006 and December 31, 2006*

1. PRESS-RELEASE/North-West Telecom JSC has established the date of the 4th bond loan floatation dated 5 December, 2006;

2. PRESS RELEASE/Fitch Ratings Awards Credit Rating to North-West Telecom's 4th Bonded Debt dated 5 December, 2006;

3. PRESS RELEASE/North-West Telecom Wins Federal Annual Report and Corporate Website Competition dated 8 December, 2006;

4. PRESS RELEASE/ OJSC North-West Telecom announces the results of tax inspection of the Company for the years 2003 – 2004 dated 11 December, 2006;

5. PRESS RELEASE/North-West Telecom 4th Bonded Debt Co-underwriters Syndicate Established dated 12 December, 2006;

6. Information Message/North-West Telecom Named Top Information-Transparent Issuer on the Bonds Market dated 13 December, 2006;

7. PRESS RELEASE/4th Issue Bonds of North-West Telecom Placed Successfully dated 15 December, 2006;

8. PRESS RELEASE/North-West Telecom Paid Dividends for 2005 dated 18 December, 2006;

9. PRESS RELEASE/North-West Telecom Shareholders' Meeting Approving Purchase of 100% Interest in Petersburg Transit Telecom CJSC (P.T.T.) dated 26 December, 2006;

10. PRESS RELEASE/North-West Telecom's Board of Directors Approving 2007 Budget dated 26 December, 2006;

11. Notification on the data that may have a significant influence on the value of the securities of a joint stock company "Assigning the Rating to the Planned Fourth Bonded Loan" dated 07 December, 2006;

12. Notification on the data that may have a significant influence on the value of the joint stock company's securities "Acquisition by a joint-stock company of an interest in the authorised (equity) capital (unit investment fund) of another profit-making company, or a holding of another joint-stock company's ordinary shares " dated 06 December, 2006;

13. Notification on the data that may have a significant influence on the value of the securities of a joint stock company "On the results of tax inspection of the company for the years 2003 – 2004" dated 11 December, 2006;

14. Notification on the data that may have a significant influence on the value of the joint stock company's securities "Including securities issued by a joint-stock company in the list of securities permitted for trading by the organizer of trade in the securities market" dated 13 December, 2006;

15. Notification on the data that may have a significant influence on the value of the securities issued by a joint-stock company "Making an agreement between a joint-stock company and organizer of trade in the securities market on including securities issued by the joint-stock company in the list of securities permitted for trading by the organizer of trade in the securities market" dated 13 December, 2006;

16. Notification on the data that may have a significant influence on the value of the securities issued by a joint-stock company "Change in the share of joint-stock company's participation in the authorized (equity) capital (unit investment fund) of another profit-making company or in the holding of another joint-stock company's ordinary shares" dated 29 December, 2006;

17. Notification on the beginning of the issued securities floatation dated 05 December, 2006;

18. Notification on the essential fact "Data on accrued and (or) paid yield under issuer's securities", "Data on the timing of execution of the commitments to securities holders" dated 14 December, 2006;

19. Notification on the completion of the issued securities floatation dated 14 December, 2006;

20. Notification on the essential fact "Data on accrued and (or) paid yield under issuer's securities", "Data on the timing of execution of the commitments to securities holders" dated 18 December, 2006;

21. Notification on the essential fact "Data on decisions of general meetings" dated 25 December, 2006;

22. Decision on securities issue OJSC North-West Telecom series 04 documentary non-convertible interest-bearing bonds payable to bearer;

23. List of affiliated parties for 4 quarter of 2006.

ANNEX C

Information Required to be Made Public or Distributed to the Issuer's Security Holders Pursuant to the Laws of the Russian Federation as of December 31, 2006

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	A. Securities Issuance Documents		
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers or in other cases when a securities prospectus is required in connection with placement of securities)	Must be published on the Issuer's website or any other website accessible to the general public ("**Authorized Website**") within 2 days after the earlier of the publication of information on the state registration of the securities issuance on the web-site of the competent regulatory authority or the receipt of a notification from the competent regulatory authority regarding the state registration of the securities issuance by post, fax, e-mail or other means of communication; and upon request the Issuer must provide any interested party the address(es) of the website(s) where the information is published. Must be made available to any interested persons at any time upon request	Company Law, [1] Article 92(1) Securities Law,[2] Articles 19(2) and 23 Regulation No. 06-117/pz-n,[3] Sections 1.6, 1.8, 1.9 and 2.4.4
2.	Information about registration of the Prospectus, if the Prospectus is registered after the report on the results of the Issuer's securities issuance has been registered	Must be published in each of the following within the specified time after the earlier of publication of the information on the state registration of the Prospectus on the web-site of the competent regulatory authority or receipt of a notification from the competent regulatory authority regarding the state registration of the Prospectus by post, fax, e-mail or other means of communication: (i) the websites of authorized information agencies[4] ("**Agency Websites**") within one day, and (ii) an Authorized Website within 2 days. Must be made available to any interested persons at any time upon request	Regulation No. 06-117/pz-n, Sections 1.6, 1.8, 1.9, 4.1 and 4.2
3.	Registered decision on issuance of the Issuer's securities	Must be published on the Authorized Website within 2 days after the earlier of the publication of information on the state registration of the securities issuance on the web-site of the competent regulatory authority or the receipt of	Regulation No. 06-117/pz-n, Sections 1.8, 1.9 and 2.4.3

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Service for the Financial Markets of Russia ("**FSFM**") No. 06-117/pz-n, dated October 10, 2006.

[4] Under Article 1.4 of Regulation No. 06-117/pz-n, the information must be published in the on-line news bulletins maintained by one of the information agencies authorized by the FSFM to act as a conduit for the public disclosure of information to the securities markets. If the Issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m. on the last day, and prior to such publication the Issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		a notification from the competent regulatory authority regarding the state registration of the securities issuance by post, fax, e-mail or other means of communication; and upon request the Issuer must provide any interested party the address(es) of the website(s) where the information is published. Must be made available to any interested persons at any time upon request	
4.	Registered amendments to the registered Prospectus and/or decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 06-117/pz-n, Sections 1.8 and 1.9
5.	Registered report or notification on the results of the issuance of the Issuer's securities	Must be published on an Authorized Website within 2 days after (i) in case of a report, the earlier of the publication of information on the state registration of the report on the web-site of the competent regulatory authority or the receipt of a notification from the competent regulatory authority regarding the state registration of the report by post, fax, e-mail or other means of communication or (ii) in case of a notification, the filing of the notification with the competent regulatory authority Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 2.6.2 and 2.7.2
6.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the Issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the FSFM Supplement	Regulation No. 36,[5] Sections 5.1 and 5.3
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus		
7.	Information regarding the adoption by the Issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after the earlier of the compilation of the minutes of the relevant governing body of the Issuer that adopted the decision to place securities or expiration of the statutory term for compilation of such minutes: (i) an Agency Website within one day, and (ii) an Authorized Website within 2 days Must be made available to any interested	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.2.1 and 2.2.2

[5] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	
8.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the Issuer's securities	Must be published in each of the following within the specified time after the earlier of the compilation of the minutes of the relevant governing body of the Issuer that approved the decision on issuance or expiration of the statutory term for compilation of such minutes:: (i) an Agency Website within one day, and (ii) an Authorized Website within 2 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.3.1 and 2.3.2
9.	Information regarding the registration of the issue of the Issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after the earlier of publication of the information on the state registration of the issue of securities on the web-site of the competent regulatory authority or receipt of a notification from the competent regulatory authority regarding the state registration of the issue of securities by post, fax, e-mail or other means of communication: (i) an Agency Website within one day, (ii) an Authorized Website within 2 days and (iii) a periodical distributed in Russia with circulation of at least (x) 10,000 copies if the securities are placed by open subscription, and (y) 1,000 copies if the securities are placed by closed subscription and in other cases (each, a "**Periodical**"), within 10 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	Company Law, Article 92(1) Securities Law, Articles 19(2) and 23 Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.4.1 and 2.4.2
10.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 9	Must be published in each of the following: (i) an Agency Website within 5 days before the placement commencement date, (ii) an Authorized Website within 4 days before the placement commencement date, and (iii) in the event of a securities placement subject to pre-emptive rights where the placement price of the securities is determined after the expiration of	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		the pre-emptive rights exercise period, an Agency Website and an Authorized Website simultaneously with the information on the securities placement price (see item 12) Must be made available to any interested persons at any time upon request	
11.	Change of the date of commencement of the securities' placement	Must be published within one day before the new placement commencement date on an Agency Website and on an Authorized Website Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.3
12.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 9 or 10	Must be published on an Agency Website and on an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4
13.	Information about suspension of placement of securities	Must be published in each of the following within the specified time after (a) preparation of the minutes of the meeting of the Issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus (b) preparation of the minutes of the Issuer's governing body on amending the terms of the corporate resolution on placement of securities and (c) receipt by the Issuer of a written request (order) from the competent regulatory authority by post, fax, e-mail or other means of communication to suspend the placement: (i) an Agency Website within one day, and (ii) an Authorized Website within 2 days If the suspension of placement is made pursuant to a written request (order) from the competent regulatory authority, such information should be disclosed as a "key-event" as set forth in item 29 Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
14.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after the earlier of publication of the information on the web-site of the competent regulatory authority or receipt of a notification from the competent regulatory authority by post, fax, e-mail or other means of communication regarding (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) termination of the suspension of the securities placement: (i) an Agency Website within one day, and (ii) an Authorized Website within 2 days If the recommencement of placement is made pursuant to a decision of the competent regulatory authority, such information should be disclosed as a "key-event" as set forth in item 29 Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6
15.	Information about registration of the report on the results of issuance of the Issuer's securities /filing of a notification on the results of issuance of the Issuer's securities	Must be published as described in item 29. Must be published on an Authorized Website within 2 days after, (a) in case of a report, the earlier of publication of the information on the state registration of the report on the web-site of the competent regulatory authority or receipt of a notification on the state registration of the report from the competent regulatory authority by post, fax, e-mail or other means of communication, and (b) in case of a notification, the filing of the notification with the competent regulatory authority Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 2.1.1 and 2.6.1
	C. Disclosure in the context of a placement of securities in the form of securities of foreign issuers certifying rights to such securities		
16.	Information that is required to be submitted to a foreign securities market regulator, a foreign organizer of trade of on the stock market or other foreign organization under foreign law	Must be published on an Authorized Website on the date such information is disclosed under foreign law to the foreign investors	Regulation No. 06-117/pz-n, Sections 2.8.2
17.	Information on the fact of publication of the information in item 16 on an Authorized Website	Must be published on an Agency Website on the date such information is published on an Authorized Website	Regulation No. 06-117/pz-n, Sections 2.8.3

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	D. Periodic and Current Reporting		
18.	Annual Report (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 2 days after preparation of the minutes of a General Meeting of Shareholders ("**GMS**") which approved the Annual Report or expiration of the statutory term for preparation of such minutes Must be published annually in mass media available for general information Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.2.4
19.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports (see item 27) and discloses "key-events" (see item 29))	Must be included in the quarterly report for the 1st quarter, which must be published as described in item 29 Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting,[6] Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, and 8.3.4
20.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 45 days after the deadline for filing such statements with the authorities Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting, Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, 8.3.4 and 8.3.5
21.	Information on approval or failure to approve (with explanation of the reasons) of the annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does	Must be published on an Authorized Website within 2 days after preparation of the minutes of the annual GMS which approved (or did not approve) the annual financial statements or expiation of the statutory term for preparation of such minutes Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5

[6] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	not disclose "key-events")		
22.	Amended annual financial statements prepared in accordance with Russian statutory accounting principles which were not approved by the annual GMS (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 2 days after preparation of the minutes of the extraordinary GMS which approved the amended annual financial statements that were not approved by the annual GMS or expiation of the statutory term for preparation of such minutes	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5
23.	Information about publishing on an Authorized Website of the Issuer's Annual Report and audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day after the publication of the Annual Report or the audited annual financial statements on an Authorized Website	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.1.1, 8.7.1 and 8.7.2
24.	Financial statements prepared in accordance with Russian statutory accounting principles that were prepared after filing a Prospectus but before the first quarterly report due after registration	Within 5 days after the deadline for submission of the financial statements as described above: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.7
25.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian), that were prepared after filing a Prospectus but before the first quarterly report due after registration, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Within 5 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 06-117/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.7
26.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) and auditor's report, if any, if required to be filed with a	Must be published on an Authorized Website within 3 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization Must be made available to any interested	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.6.1. and 8.6.3

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	persons at any time upon request	
27.	Quarterly report of the Issuer (if the Issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 5.1 and 5.7
28.	Information regarding the procedure for disclosure of the contents of the quarterly report of the Issuer	Must be published on Agency Website within one day after publication of the quarterly report on the Authorized Website	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 5.1 and 5.8
29.	Information on material events affecting the Issuer's business ("**key-events**") (if the Issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) an Agency Website within one day, and (ii) an Authorized Website within 2 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 6.1.1, 6.2 and 6.3.1 **Article 30 of the Securities Law and Section 6.2 of Regulation No. 06-117/pz-n identify the key-events**
30.	Information that may have significant impact on the value of the Issuer's securities (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key-events")	Must be published after the relevant event has occurred in each of the following: (i) an Agency Website within one day and (ii) an Authorized Website within 2 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 06-117/pz-n, Sections 1.8, 1.9, 8.6.1-8.6.3 **Section 8.6.1 of Regulation No. 06-117/pz-n sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Issuer's securities**
	E. Corporate Organization		
31.	Information about the Issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[7] Articles 5, 6 and 7
32.	Charter, including all changes and amendments	Must be filed with and registered by the state registration authorities, who must make them	Company Law, Articles 13

[7] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer does not disclose information in the form of quarterly report and "key-events")	available to any interested person at any time upon request Must be published on an Authorized Website within 2 days after (i) state registration of an open stock company or state registration of the issuance of securities of a closed joint stock company that shall be publicly placed, (ii) receipt of the written notification from the competent state authority regarding state registration of the amendments to the Charter (new version of the Charter) or (iii) notification by the Issuer of the competent state authority on introduction of the amendments to the Charter	and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 06-117/pz-n, Sections 8.1.2 and 8.4.1
33.	Records that must be retained by the Issuer	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91 **The Regulation "On the Procedure and Terms of Keeping of a Stock Company's Documents," approved by the Resolution of the Federal Commission on the Securities Market No. 03-33/ps, dated July 16, 2003, refers to a list, approved by the Federal Archive Service of Russia on October 6, 2000, identifying standard management documents generated in the ordinary course of an issuer's operations, and specifying the period for which they are to be kept on file.**
34.	Internal regulations of the Issuer's governing bodies and any amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be published on an Authorized Website within 2 days after (i) preparation of the minutes of the meeting of the Issuer's governing body which approved the internal regulations or expiration of the statutory term for compilation of such minutes; or (ii) the requirement to prepare quarterly reports and disclose "key–events" came into force	Regulation No. 06-117/pz-n, Section 8.4.3

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	F. Issuer's Registrar; Shareholders Register Information		
35.	Notice concerning termination of the Issuer's agreement with the Issuer's shareholders register (the "**Registrar**") for maintenance of the Issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92(1) Regulation No. 21,[8] Sections 9 and 10
36.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the Issuer's securities	Securities Law, Article 8(3)
	G. Issuer's Shareholders and Affiliates		
37.	Information on the acquisition of all of the Issuer's shares by one person	Must be published[9]	Civil Code, Article 98(6)
38.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed)	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter	Company Law, Articles 92(1) and 93(4) Regulation No. 06-117/pz-n, Section 8.5.3
39.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter Must be published within 2 days on an Authorized Website after (i) the end of the quarter or (ii) the date when the changes to the list of affiliated persons were made	Company Law, Articles 92(1) and 93(4) Regulation No. 06-117/pz-n, Sections 8.5.3 and 8.5.4
40.	Information on acquisition of more than 20% of the voting shares of another stock company (other than in connection with the formation of a stock company) (if the Issuer's securities were (are being) publicly placed and if the Issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day	Company Law, Articles 6(4) and 92(1) Regulation No. 06-117/pz-n, Sections 8.7.1 and 8.7.2

[8] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[9] The Civil Code does not contain any guidance as to when or where this information must be published

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
41.	Notice concerning (i) acquisition by the Issuer of five percent (5%) or more of total number of outstanding common shares of any stock company; or (ii) increase or decrease in the Issuer's holding of such shares up to or below five percent (5%), ten percent (10%), fifteen percent (15%), twenty percent (20%), twenty five percent (25%), thirty percent (30%), fifty percent (50%) or seventy five percent (75%) of the total number of outstanding common shares	Must be filed with FSFM and submitted to the issuer of the acquired shares within 5 days after the relevant credit entry on the Issuer's account with the share registrar or a custodian was made; or, if the acquisition is pursuant to the placement of newly issued additional common shares, within 5 days from the date when the Issuer learned or should have learned about the state registration of the report on the results of issuance of such shares	Securities Law, Article 30
42.	Information on filing with the FSFM of a Voluntary Offer (as defined in item 57) or a Mandatory Offer (as defined in item 58) which is to be extended in pursuance of acquisition of a "major block of shares" in stock company whose securities are traded in a stock exchange or other "arranger of trades in the securities market"	Must be disclosed on Agency Websites and an Authorized Website within one day following the day when a Voluntary Offer or a Mandatory Offer was filed with the FSFM	Securities Law, Article 30 Regulation No. 06-76/pz-n[10], Section 3.2
43.	Information on the disclosure of the content of a Voluntary Offer (as defined in item 57) or a Mandatory Offer (as defined in item 58) which is to be extended in pursuance of acquisition of a "major block of shares" in stock company whose securities are traded in a stock exchange or other "arranger of trades in the securities market"	Must be disclosed on Agency Websites and an Authorized Website within 15 days following filing of Voluntary Offer or Mandatory Offer, with the FSFM provided that within such term the FSFM does not issue an order to amend the contents of the Voluntary Offer or Mandatory Offer	Securities Law, Article 30 Regulation No. 06-76/pz-n, Section 3.3
44.	Information on filing with the FSFM of amendments to the Voluntary Offer or a Mandatory Offer	Must be disclosed on Agency Websites and an Authorized Website within one day following the day when a such amendments were filed with the FSFM	Regulation No. 06-76/pz-n, Section 3.4
	H. General Meetings of Shareholders		
45.	List of persons entitled to	Must be provided upon request to persons	Company Law, Article 51(4)

[10] FSFM Regulation no 06-76/pz-n dated 13 July 2006

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	participate in the GMS	included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	
46.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51(4)
47.	Notice of an upcoming GMS	Must be sent not later than 20 days (or in certain cases provided by the Company Law not later than 30 or 70 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the Issuer's charter	Company Law, Article 52 (sections 1, 2 and 4)
48.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the Issuer's reorganization) prior to the GMS	Company Law, Article 52(3) Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5[11] Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS
49.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the Issuer has more than 500,000 shareholders, the Issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60
50.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days after compilation of such report to persons entitled to participate in the GMS	Company Law, Article 62(4)
	I. Other Corporate Actions and Events		
51.	Information regarding the adoption of a decision to decrease the Issuer's charter capital and the new amount of the decreased charter	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30(1)

[11] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	capital		
52.	Information regarding the adoption of a decision on the Issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the Issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15(6)
53.	Information regarding the Issuer's liquidation and the procedure and period for the filing of claims by the Issuer's creditors	Must be published by the Issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63(1) Company Law, Article 21(1)
	J. Repurchase and Redemption of the Issuer's Shares; Shareholders' Pre-Emptive Rights		
54.	Notice of repurchase by the Issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)
55.	Notice to shareholders of their right to require the Issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)
56.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41(1) Regulation No. 05-4/pz-n,[12] Section 6.4.7
57.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 05-4/pz-n, Sections 6.2.6 and 6.4.7
	K. Anti-Takeover Provisions		
58.	Public tender offer by a person to acquire more than thirty percent (30%) of common shares and certain preferred shares with vested	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt of the Voluntary	Company Law, Article 84(3), 84 (9) Regulation No. 06-76/pz-n, Section 2.7

[12] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 05-4/pz-n, dated March 16, 2005.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	voting rights ("**Voting Shares**")[13] of the Issuer[14] ("**Voluntary Offer**")[15]	Offer by the Issuer	
59.	Public tender offer by a person that acquired more than thirty percent (30%), fifty percent (50%) or seventy-five percent (75%) of Voting Shares of the Subject Issuer[16] to buy out remaining Voting Shares and securities convertible into Voting Shares from their holders ("**Mandatory Offer**")[17]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt of the Voluntary Offer or Mandatory Offer by the Subject Issuer	Company Law, Article 84(3) Regulation No. 06-76/pz-n, Section 2.7
60.	Amendments to the Voluntary Offer or Mandatory Offer[18]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the amendments to the Voluntary Offer or Mandatory Offer	Company Law, Articles 84(3) and 84(4) Regulation No. 06-76/pz-n, Section 2.9
61.	Recommendation of the Board of Directors of the Subject Issuer regarding the Voluntary Offer or Mandatory Offer	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Voluntary Offer or the Mandatory Offer	Company Law, Article 84(3)
62.	Offer by a third party to acquire the Subject Issuer's Voting Shares and, as the case may be, securities convertible into Voting Shares, extended in response to a Voluntary Offer or a Mandatory Offer ("**Competing Offer**")	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Competing Offer	Company Law, Article 84(5)

[13] Including Voting Shares that are already owned by that person and its affiliates.

[14] An Issuer whose securities are the subject of any of the offers or other actions referred to in Items 55-62 shall be referred to as the "**Subject Issuer**".

[15] References to the Voluntary Offer shall be construed as including reference to a bank guarantee enclosed thereto.

[16] In each case, including Voting Shares that are already owned by that person and its affiliates.

[17] References to the Mandatory Offer shall be construed as including reference to a bank guarantee enclosed thereto.

[18] Where the Companies Law requires provision of an amended (reissued) bank guarantee, references to the amendments to a Voluntary Offer or a Mandatory Offer shall be construed as including references to an amended (re-issued bank guarantee).

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
63.	Notice from a person that has acquired more than 95% of the Subject Issuer's Voting Shares[19] to the holders of remaining Voting Shares and securities convertible into Voting Shares (the "Minority Holders") of the right of the Minority Holders to require such person to buy out the remaining Voting Shares and securities convertible into such shares held by the Minority Holders (**"Minority Put Notice"**)[20]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Minority Put Notice	Company Law, Article 84(7) Regulation No. 06-76/pz-n, Section IV
64.	Notice from a person that has acquired more than 95% of the Subject Issuer's Voting Shares[21] to the Minority Holders that such person is requiring the Minority Holders to sell their remaining Voting Shares and securities convertible into such shares to such person (**"Minority Call Notice"**)[22]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Minority Call Notice	Company Law, Article 84(8) Regulation No. 06-76/pz-n, Section V
65.	Report of an independent appraiser with respect to the market value of securities to be acquired pursuant to the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice (if the market value of the securities to be acquired must be determined by an independent appraiser) or Minority Call Notice	Conclusions of the report must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice or Minority Call Notice The report must be made available by the Subject Issuer to owners of the securities being acquired under the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice or Minority Call Notice within 7 days after request	Company Law, Articles 84(3), 84(5), 84(7), 84(8) and 91(2)

[19] Including Voting Shares that are already owned by that person and its affiliates.

[20] References to the Minority Put Notice shall be construed as including reference to a bank guarantee enclosed thereto.

[21] Including Voting Shares that are already owned by that person and its affiliates.

[22] References to the Take-out Demand shall be construed as including reference to a bank guarantee enclosed thereto.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	L. Stock Exchange Requirements		
66.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Issuer's securities admittance to trading	RTS must disclose information received from the Issuer to third parties by posting information on the RTS website, publishing it in its information periodicals, providing it to the information agencies and mass-media. RTS must also provide information to interested persons upon request	RTS Listing Regulation,[23] Section 13 and Exhibit 4
67.	Information regarding the Issuer's corporate actions that is required to be submitted to MICEX Stock Exchange ("**MICEX**") ") to maintain the Issuer's securities admittance to trading	As a matter of practice, MICEX discloses information received from the Issuer by posting such information on the MICEX website	MICEX Listing Regulation[24]
	M. Other Information		
68.	Information that the Issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with the Issuer's Regulation on Information Policy, dated October 29, 2004 and the Issuer's Corporate Governance Code[25]	Issuer's Regulation on Information Policy, dated October 29, 2004

[23] Approved by RTS BOD Resolution No. 06-15-1611, dated November 16, 2006.

[24] Approved by MICEX BOD Resolution No. 3, dated May 26, 2006.

[25] Approved by the Issuer's Board of Directors (Minutes No. 33-04, dated September 22, 2004).

Last modifed: 2006-12-07 11:03

5 December 2006 year. ■ list :: 12.2006

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PRESS-RELEASE/North-West Telecom JSC has established the date of the 4th bond loan floatation

On 4th December, 2006 the Board of Directors of JSC North-West Telecom established the date for starting the floatation of interest-bearing documentary bonds of the fourth issue payable to bearer. The floatation of bonds will be held on 14th December, 2006.

Main parameters of 4th bond issue:

- number of issue bonds - 2,000,000 (2 million) bonds with the nomanal value RUR 1,000 (one thousand) each;
- total amounts - 2,000,000,000 (two billion) roubles;
- state registrated number - 4-04-00119-A.

The period of bond circulation will be five years with an option to call on the 728th day from the date of placement, at the discretion of the Company. In the event of an early call, the premium amounts to 20 roubles per bond.

Placement price per bond is set equal to the nominal value and amounts to 1,000 (one thousand) roubles per bond. The first coupon interest rate will be determined at the auction on the day of placement. The rate for other coupons will be equal to the interest rate for the first coupon. The coupon period will amount to 91 days.

Similarly to the previous issues, a stage-by-stage retirement of bonds is envisaged within the following timeframe:

- on day 1092 from the placement date each bond is retired in part, to 25% of the nominal value;
- on day 1456 from the placement date each bond is retired in part, to 25% of the nominal value;
- on day 1820 from the placement date each bond is retired in part, to 50% of the nominal value.

A pre-emptive right to buy securities is not envisaged.

The bonds will be placed by open subscription.

The financial adviser of JSC NWT in the bond issue project is ZAO Russian Industrial Bank. Joint managing banks are ING BANK (EURASIA) ZAO and OAO ACB Svyaz Bank.

редактирование раздела

PRESS RELEASE/Fitch Ratings Awards Credit Rating to North-West Telecom's 4th Bonded Debt

On December 7, 2006, the Fitch Ratings agency awarded a long-term A (rus) rating by the national scale to the planned 4th issue of bonds of North-West Telecom.

Please be reminded that earlier, the Standard & Poor's rating agency awarded a ruAA- rating to the 4th bonded debt of NWT (*see our press release of 27.09.06* .).

The bonds placement will take place on December 14, 2006 .

The issue's essential parameters are :

- Total number of bonds in the issue: 2,000,000 (Two million), at the par value of RUR 1,000 (One thousand Rubles) each ;
- Total par value: RUR 2,000,000,000 (Two billion Rubles) ;
- State Registration No. of the issue: 4-04-00119-A of 31.10.2006.

The bond floatation period will be 5 years, allowing for premature repayment on the 728th day from the placement starting date, if so desired by the Company. The premature repayment premium is RUR 20 per bond .

The placement price of one bond is set to be equal to the par value, i.e. RUR 1,000 (One thousand Rubles) per bond. The interest rate for the 1st coupon will be named at the auction on the day of placement. The rate for other coupons will be equal to the 1st coupon's rate. The coupon period is 91 days.

As in the previous issues, the bond repayment is intended to be by installments, to the following schedule :

- On the 1092nd day from the placement starting date, each bond shall be repaid partially, at 25% of its par value
- On the 1456th day from the placement starting date, each bond shall be repaid partially, at 25% of its par value
- On the 1820th day from the placement starting date, each bond shall be repaid partially, at 50% of its par value.

No preemptive right to buy the securities is provided.

The bonds will be floated by public subscription .

Russian Industrial Bank is the issue management consultant of NWT. ING BANK (EURASIA) CJSC and Svyaz-Bank OJSC are joint managing underwriters of the debt.

Last modifed: 2006-12-15 14:29

On November 30, 2006 the 9th annual federal annual report and corporate website competition was summed up. North-West Telecom became the winner in the *"**Best Investor Information Disclosure on an Issuer Website**"* nomination.

The competition's sponsors are the Securities Market Magazine and the MICE Stock Exchange. Over 60 companies participate din the competition. On the competition jury were representatives of leading information and professional groups of Russia's financial market, such as Independent Directors Association, «НАУФОР», RCB Publishing House, Russian Institute of Independent Directors, Investor Relations Experts Association etc.

This recognition of North-West Telecom's achievements in information openness and transparency by major financial market players is another proof of its good choice of approaches to building communications not only with investors but also with the whole investing community in general.

Says Ella Tomilina, NWT Associate General Manager (Corporate Relations), "As of this day, the Internet has already become one of the most valuable information sources for the investing community. According to the "Communication Strategy" being implemented in NWT, a corporate website is the most efficient communication channel in terms of information responsiveness, coverage, and accessibility. Therefore, we are very pleased to be awarded just in this nomination. We will continue to pursue our policy of building an optimal model of relations with the investing community to further improve the long-term investment potential of North-West Telecom OJSC."

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Лучший уровень раскрытия информации для инвестора на сайте эмитента

11 December 2006 year.

PRESS RELEASE/ OJSC North-West Telecom announces the results of tax inspection of the Company for the years 2003 - 2004

On December 11, 2006 OJSC North-West Telecom received the decision of the Russian Federal Tax Service's Interregional Inspection Office for the Largest Taxpayers No. 7 on the results of the on-site scheduled inspection of activities of the Company for the years 2003 - 2004.

The tax inspection at OJSC North-West Telecom lasted from August 2 through November 9, 2006. Based on the inspection results, the Interregional Inspection Office issued the decision on the tax liability of the Company. The total amount of the tax authorities' claims against OJSC North-West Telecom is 583.6 million rubles, including 436.3 million rubles as the claim for additional taxes and 147.3 million rubles as fines and penalty interest.

OJSC North-West Telecom disagrees with the conclusions of the Interregional Inspection Office for the Largest Taxpayers No. 7 on the tax inspection results and tax claims and will defend the case in the court in accordance with effective Russian legislation.

OJSC North-West Telecom is a law-abiding taxpayer and the management of the Company believes it will be able to prove that the tax authorities' claims are unjustified.

Last modifed: 2006-12-15 14:34

12 December 2006 year. list :: 12.2006

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PRESS RELEASE/North-West Telecom 4th Bonded Debt Co-underwriters Syndicate Established

North-West Telecom OJSC, jointly with the issue management underwriters ING BANK (EURASIA) CJSC and Svyaz-Bank OJSC, has announced the completion of establishment of the North-West Telecom 4th bonded debt co-underwriters syndicate.

On the syndicate list are Soyuz ACB OJSC, Savings Bank of Russia OJSC, Novicombank ACB CJSC, Nomos-Bank CJSC, and Standard Bank.

The bonds placement will take place at the MICE stock exchange on December 14, 2006.

The issue's essential parameters are :

- Total number of bonds in the issue: 2,000,000 (Two million), at the par value of RUR 1,000 (One thousand Rubles) each ;
- Total par value: RUR 2,000,000,000 (Two billion Rubles) ;
- State Registration No. of the issue: 4-04-00119-A of 31.10.2006 .

The bond floatation period will be 5 years, allowing for premature repayment on the 728th day from the placement starting date, if so desired by the Company. The premature repayment premium is RUR 20 per bond.

The placement price of one bond is set to be equal to the par value, i.e. RUR 1,000 (One thousand Rubles) per bond. The interest rate for the 1st coupon will be named at the auction on the day of placement. The rate for other coupons will be equal to the 1st coupon's rate. The coupon period is 91 days.

As in the previous issues, the bond repayment is intended to be by installments, to the following schedule:

· on the 1092nd day from the placement starting date, each bond shall be repaid partially, at 25% of its par value;

· on the 1456th day from the placement starting date, each bond shall be repaid partially, at 25% of its par value;

· on the 1820th day from the placement starting date, each bond shall be repaid partially, at 50% of its par value.

No preemptive right to buy the securities is provided.

The bonds will be floated by public subscription.

The 4th bonded debt of North-West Telecom has been awarded the ruAA rating by Standard & Poor's and the A (rus) rating by Fitch Ratings.

Russian Industrial Bank is the issue management consultant of NWT.

редактирование раздела

Telecom NORTH-WEST :: North-West Telecom

Русский: >> english

Last modifed: 2006-12-15 14:38

On December 7, 2006, the CBonds Awards ceremony was held within the framework of the Russian Bond Congress. North-West Telecom won the 3rd award in the "Top Information-Transparent Issuers on the 2006 Bonds Market" nomination. The awarding was based on the cbonds.info website users poll results.

This recognition of NWT's achievements in the bond market information disclosure quality proves the Company's high transparency level, and indicates a high appraisal of the communication strategy implemented by NWT.

Says Ella Tomilina, NWT Associate General Manager (Corporate Relations): "A company's information openness is a major principle of stock market operations, and compliance with this principle is the basic guarantee of investors' rights protection. Today, the transparency and reputation of a company and its top management are acquiring a role as important as its financial stability and efficiency in its business valuation. North-West Telecom intends to continue its policy of skilled and fast-response information disclosure, as required by the market and with regard to the currents practice of international standards of interaction with the investing community."

The www.cbonds.info information website is the leading information resource on the debt securities market of Russia, Ukraine, and other CIS countries. The site offers a maximum complete and comprehensive picture of events on the debt instruments market, traces the news and trends of such markets, and supports a database of all debt instrument issues.

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III

Самый информационно-открытый эмитент на рынке облигаций

PRESS RELEASE/4th Issue Bonds of North-West Telecom Placed Successfully

On December 14, 2006, the Series 04 issue of North-West telecom bonds was placed at the MICE Stock Exchange. The issue of RUR 2 billion was fully and successfully placed during one day.

In the exchange auction, the 1st coupon annual interest rate was set at 8.1%, which corresponds to the average value of the range expected by the management underwriters and the issuer prior to the placement.

The rate set at a level attractive to the issuer is attributable to the sufficient demand by investors highly evaluating the financial standing of NWT and its informational transparency, and to the issue parameters' attractiveness. The overall amount of purchase requests for NWT bonds was RUR 2.5 billion. 35 requests were satisfied during the placement. Nearly 30% of the issue was purchased by foreign investors.

The bonds' floatation period is 5 years. The bonds are prematurely repayable if so desired by the Company (the so-called call option) on the 728th day from the placement starting date. The premature repayment premium is RUR 30 per bond. The 4th issue bonds will be repaid by installments on the following dates: 1092nd day from the placement starting date (repayment of 25% of the bonds' par value), 1456th day (repayment of 25%), and 1820th day (repayment of 50%).

"Although call option is a novelty for the Russian stock market, the investors showed great interest in it. Being among the strongest companies in the Russian telecommunications sector, NWT found a good demand for its securities, and had an advantage competing with other borrowers that made their placement on the same day," emphasizes Stepan Amosov, Vice-President, ING BANK (EURASIA) CJSC.

The receipts from the debt placement will be allocated to funding of the Company's investment projects and refunding of the existing credit portfolio.

"Lower costs and longer periods of borrowing, and diversification of funding sources are the primary goals of North-West Telecom's financial policy. The successful placement of the NWT bonds proves the ample prospects for money borrowing on attractive terms on the Russian debt market by issuers of high credit quality," comments Venera Khusnutdinova, NWT Associate General Manager and Economy & Finance Manager.

ING BANK (EURASIA) CJSC and Svyaz-Bank OJSC are joint underwriters of the bonded debt management. Russian Industrial Bank is the financial consultant of NWT for the issue management. The co-underwriters are Soyuz ACB OJSC, Savings Bank of Russia OJSC, Novicombank ACB CJSC, Nomos-Bank CJSC, and Standard Bank.

Currently, the 2nd and the 3rd bonded debts of NWT are in floatation. The 2nd bonded debt of RUR 1.5 billion was placed on October 08, 2003. The debt floatation period is 4 years, with an offer price chargeable in 2 years. The 1st coupon rate set at the placement is 14.2%. The 3rd bonded debt of RUR 3 billion was placed on March 03, 2005. The debt floatation period is 6 years, with the bonds repayable prematurely in 3 years. The 1st coupon rate set at the placement is 9.25%.

Last modifed: 2006-12-21 09:41

18 December 2006 year. ■ list :: 12.2006

PRESS RELEASE/North-West Telecom Paid Dividends for 2005

December 15, 2006 was the day of completion of dividend payments on preferred and ordinary shares of North-West Telecom OJSC calculated by the results of the Company's business in 2005.

The total amount of dividends paid on North-West Telecom shares was RUR 391,925,000 (21.25% of the Company's net profit for 2005), of which:

- RUR 159,139,000 on preferred shares,
- RUR 232,786,000 on ordinary shares.

The decision on the dividend payment and size was approved by the General Meeting of NWT shareholders held on June 30, 2006 (see press release of 12.07.06). The total sum allocated to dividend payments for 2005 was RUR 396,717,000. The dividend on the NWT shares was distributed as follows:

- RUR 163,240,000 (RUR 0.652 per share) on preferred shares;
- RUR 233,477,000 (RUR 0.265 per share) on ordinary shares.

As of December 15, RUR 4,792,000 remained outstanding. It is the dividend of shareholders who specified incorrect, incomplete, or expired data of their bank accounts or mail address in the dividend receipt form.

редактирование раздела

PRESS RELEASE/North-West Telecom Shareholders' Meeting Approving Purchase of 100% Interest in Petersburg Transit Telecom CJSC (P.T.T.)

On December 18, 2006, an extraordinary general meeting of shareholders of the North-Western Telecom Open Joint-Stock Company was held. The meeting was held in the remote voting format.

The item on the agenda of the Meeting was "Approval of a related party transaction, namely the securities sale agreement between NWT OJSC and Telecominvest OJSC. Earlier, the Board of Directors of North-Western Telecom decided on purchasing 100% of the shares of Petersburg Transit Telecom CJSC (P.T.T.), and presenting the transaction approval item to the extraordinary general meeting of the Company's shareholders (See Press Release of 03.11.2006).

Entitled to vote the agenda item were holders of the Company's ordinary shares not related to the transaction to be signed and jointly owning 472,622,422 votes, which makes 53.64% of the total number of 881,045,433 shareholders' votes.

As a result of the Meeting, the resolution passed by the majority of votes was to "Approve the securities sale agreement between NWT OJSC and Telecominvest OJSC, a related party transaction".

It is expected that the transaction of purchase of 100% of P.T.T. shares will be closed in 2007 after it is approved by a general meeting of shareholders of Telecominvest OJSC and by the RF antitrust authorities.

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON DECISIONS OF GENERAL MEETINGS"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*
1.9. Code (codes) of the essential fact (facts)	*1100119A21092006*

2. Contents of the notification

2.1. Type of General Meeting: *Extraordinary*
2.2. Form of holding the general meeting: *absentee voting*
2.3. Date and place of holding: *18th December 2006*

2.4. Quorum of the general meeting:
The list of persons entitled to participation in the extraordinary general meeting of the shareholders of the Open Joint-Stock Company "North-West Telecom" is made up on the basis of the data from the Company's shareholders register as of 3rd November 2006.
As of the date of making up the list of persons entitled to participation in the extraordinary general meeting of the shareholders of the Open Joint-Stock Company "North-West Telecom" 881,045,433 common shares are floated by the Company.
The right of vote in respect of the issue of the agenda of the extraordinary general meeting of the shareholders of the Open Joint-Stock Company "North-West Telecom" belongs to the shareholders holding common shares of the company who are not interested in making the transaction.
The shareholders who are not interested in the Company making a transaction and holding all in all 472,622,422 votes took part in the Meeting, which is 53.64% of the total number of 881,045,433 votes of the shareholders included in the list of those entitled to participation in the meeting, having the right of vote on an issue of the agenda of the Meeting and not interested in the Company making a transaction.
In compliance with Article 58 of the Federal Law "On Joint-Stock Companies", "the general meeting of the shareholders shall be considered qualified (having the quorum), provided shareholders having all in all more than a half of the votes of the floated voting shares of the company take part in it."
Therefore, there is the quorum for holding the meeting regarding an issue of the agenda. The Meeting shall be considered as qualified.

2.5. Issues proposed for voting, and results of voting on them:
Motion for voting:
Approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and OJSC "Telecominvest".
Voting results:
472,622,422 votes participated in the voting, among them ballots containing all in all 266,637 votes having been considered as invalid.

Shareholder's opinion	*Voting results*	
IN FAVOUR	*Number of votes 471,835,957*	*Percentage of the votes entitled to participation in the 63.15%*
AGAINST	*92,637*	*general meeting in respect of an issue of the agenda 0.01%*
ABSTAINING	*427,191*	*0.05%*

2.6. Wording of the decisions taken by the general meeting:
The related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and LLC "Telecominvest" shall be approved.

2.7. Date of making up the minutes: *25.12.2006*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date: 25th December 2006 Official seal

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES",
"DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*
1.9. Code (codes) of the essential fact (facts)	*0600119A15122006, 0900119A15122006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities:
common registered non-documentary shares;
preferred registered non-documentary type A shares

2.2. The state registration number of the securities issue and the date of registration by the state:
common registered non-documentary shares: 1-02-00119-A of 09.09.2003
preferred registered non-documentary type A shares: 2-02-00119-A of 09.09.2003

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on dividend payment (statement): *Annual general meeting of the shareholders*

2.5. Date of taking the decision on payment (statement) of the dividend on the Issuer's shares: *30.06.2006*

2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on payment (stating) of dividend under the Issuer's shares: *12.07.2006.*

2.7. Total amount of dividend charged on the Issuer's shares of certain category (type), and amount of dividend charged per share of certain category (type):
- *common registered non-documentary shares:*
total amount of charged dividend – 233,477 thousand roubles;
amount of dividend charged on a share – 0.265 roubles
- *preferred registered non-documentary type A shares:*
total amount of charged dividend – 163,241 thousand roubles;
amount of dividend charged on a share – 0.652 roubles

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Date, on which the obligation of yield payment on Issuer's securities (dividend on shares) must be fulfilled, and if the obligation of yield payment on the securities must be fulfilled by the Issuer within a certain time (period), – the date of expiry of such a period: *completion date of the period for the commitment of obligations of securities yield payment: 15.12.2006.*

2.10. Total (aggregate) amount of dividend paid under the Issuer's securities of certain category (type):
- *common registered non-documentary shares – 232,786 roubles;*
- *preferred registered non-documentary type A shares – 159,139 thousand roubles.*

2.11. Fact of Issuer's commitment execution or non-execution (default): *dividends were not paid it in full.*
2.12. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *Expired data, if any, on shareholders' bank accounts as presented by the register holder, and refunding of dividends previously transferred by mail order.*
2.13. Amount of the liability in money terms, to which it has not been fulfilled: 4,792 thousand roubles.

3. Signature
3.1. General Manager ¬ ____________________ V.A. Akulich
3.2. Date: 18th December 2006 Official seal

NOTIFICATION
ON THE COMPLETION OF THE ISSUED SECURITIES FLOATATION

1. General	
1.1. Full official name of the Issuer company (name for a non-profit organization)	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company	*OJSC N.W.Telecom*
1.3. Place of Issuer's business	*14/26, ul. Gorokhovaya, St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information	*Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Data on the floated securities:

2.1.1. Type, category, series and other identification characteristics of securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*

2.1.2. Retirement date (for the Issuer's bonds and options):

The Bonds shall be retired consecutively, in parts, on the following dates:

on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.

Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

The starting and completion dates of each part of face value retirement coincide

2.1.3. The state registration number of the securities issue and the date of registration by the state: *4-04-00119-A, 31.10.2006*

2.1.4. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

2.1.5. Face value of each of floated securities: *1,000 (One thousand) roubles*

2.1.6. Securities floatation method: *public subscription*

2.2. Date of actual start of floating the securities (the date of the first transaction aimed at securities alienation to the first owner): *14th December 2006*

2.3. Date of actual completion of the securities floatation (date of making the last receipt entry for the securities first owner personal account (custody account) in the system registering titles to securities of the issue (extra issue) or the date of the issue of the last certificate for documentary securities of the issue (extra issue) not subject to centralized care *14th December 2006*

2.4. Number of actually floated securities: *2,000,000 (two million)*

2.5. Percentage of actually floated securities of the total number of the securities of the issue to be floated: *100 %.*

2.6. Actual price (prices) of securities floatation and the number of securities floated at each of floatation prices: *2,000,000 (Two million) Bonds have been floated at the floatation price of 1,000 (One thousand) roubles per*

Bond

2.7. Form of payment for floated securities, and if the floated securities have been paid for in money and in other assets (otherwise than in money) – also the number of floated securities paid for in money, and the number of floated securities paid for in other assets (otherwise than in money): *in the currency of the Russian Federation.*

2.8. Data on Issuer's party-related transactions and on Issuer's big transactions made by the Issuer in the course of securities floatation and also on their approval by the authorized management body of the Issuer or on the absence of such approval: *No related-party transactions were made in the course of the Bonds floatation. No big transactions were made in the course of the Bonds floatation.*

3. Signature

3.1. General Manager of OJSC N.W.Telecom ______________ V.A. Akulich

(signature)

3.2. Date " 14 " December 20 06 . Official seal

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES",
"DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*
1.9. Code (codes) of the essential fact (facts)	*0600119A14122006, 0900119A14122006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*
2.2. The state registration number of the securities issue, the date of registration by the state: *4-20-00119-A, 31.10.2006.*
2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*
2.4. Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *General Manager of OJSC N.W.Telecom*
2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *14th December 2006*
2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order No. 496-pr of 14th December 2006*
2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's certain series Bonds, and interest and (or) other income to be paid (which was to be paid) per one of the Issuer's certain series Bonds:
Total amount of the first coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the first coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the second coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the second coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the third coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the third coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the fourth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the fourth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19

kopecks.
Total amount of the fifth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the fifth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the sixth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the sixth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the seventh coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the seventh coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the eighth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the eighth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the ninth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the ninth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the tenth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the tenth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the eleventh coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the eleventh coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.
Total amount of the twelfth coupon yield to be paid under the Bonds is 40 380 000 (Forty million three hundred eighty thousand) roubles 00 kopecks;
Amount of the twelfth coupon yield to be paid under one Bond is 8.10% per annum or 20 roubles 19 kopecks.

Total amount of the thirteenth coupon yield to be paid under the Bonds is 30,300,000 (Thirty million three hundred thousand) roubles 00 kopecks;
Amount of the thirteenth coupon yield to be paid under one Bond is 8.10% per annum or 15 roubles 15 kopecks.
Total amount of the fourteenth coupon yield to be paid under the Bonds is 30,300,000 (Thirty million three hundred thousand) roubles 00 kopecks;
Amount of the fourteenth coupon yield to be paid under one Bond is 8.10% per annum or 15 roubles 15 kopecks.
Total amount of the fifteenth coupon yield to be paid under the Bonds is 30,300,000 (Thirty million three hundred thousand) roubles 00 kopecks;
Amount of the fifteenth coupon yield to be paid under one Bond is 8.10% per annum or 15 roubles 15 kopecks.
Total amount of the sixteenth coupon yield to be paid under the Bonds is 30,300,000 (Thirty million three hundred thousand) roubles 00 kopecks;
Amount of the sixteenth coupon yield to be paid under one Bond is 8.10% per annum or 15 roubles 15 kopecks.

Total amount of the seventeenth coupon yield to be paid under the Bonds is 20,200,000 (Twenty million two hundred thousand) roubles 00 kopecks;
Amount of the seventeenth coupon yield to be paid under one Bond is 8.10% per annum or 10 roubles 10 kopecks.
Total amount of the eighteenth coupon yield to be paid under the Bonds is 20,200,000 (Twenty million two hundred thousand) roubles 00 kopecks;
Amount of the eighteenth coupon yield to be paid under one Bond is 8.10% per annum or 10 roubles 10 kopecks.

Total amount of the ninteenth coupon yield to be paid under the Bonds is 20,200,000 (Twenty million two hundred thousand) roubles 00 kopecks;
Amount of the ninteenth coupon yield to be paid under one Bond is 8.10% per annum or 10 roubles 10 kopecks.
Total amount of the twentieth coupon yield to be paid under the Bonds is 20,200,000 (Twenty million two hundred thousand) roubles 00 kopecks;
Amount of the twentieth coupon yield to be paid under one Bond is 8.10% per annum or 10 roubles 10 kopecks.
2.8. Form of yield payment on Issuer's securities (money, other assets): *in the currency of the Russian Federation by bank transfer.*
2.9. Date, on which the obligation of yield payment on Issuer's securities (yield (interest, face value) under the Bonds) must be fulfilled, and if the obligation of yield payment on the securities must be fulfilled by the Issuer within a certain time (period), – the date of expiry of such a period:
Due date of the first coupon yield payment under the Bonds: 15.03.2007
Due date of the second coupon yield payment under the Bonds: 14.06.2007
Due date of the third coupon yield payment under the Bonds: 13.09.2007
Due date of the fourth coupon yield payment under the Bonds: 13.12.2007
Due date of the fifth coupon yield payment under the Bonds: 13.03.2008
Due date of the sixth coupon yield payment under the Bonds: 12.06.2008
Due date of the seventh coupon yield payment under the Bonds: 11.09.2008
Due date of the eighth coupon yield payment under the Bonds: 11.12.2008
Due date of the ninth coupon yield payment under the Bonds: 12.03.2009
Due date of the tenth coupon yield payment under the Bonds: 11.06.2009
Due date of the eleventh coupon yield payment under the Bonds: 10.09.2009
Due date of the twelfth coupon yield payment under the Bonds: 10.12.2009
Due date of the thirteenth coupon yield payment under the Bonds: 11.03.2010
Due date of the fourteenth coupon yield payment under the Bonds: 10.06.2010
Due date of the fifteenth coupon yield payment under the Bonds: 09.09.2010
Due date of the sixteenth coupon yield payment under the Bonds: 09.12.2010
Due date of the seventeenth coupon yield payment under the Bonds: 10.03.2011
Due date of the eighteenth coupon yield payment under the Bonds: 09.06.2011
Due date of the nineteenth coupon yield payment under the Bonds: 08.09.2011
Due date of the twentieth coupon yield payment under the Bonds: 08.12.2011
Should the date of payment of the coupon yield under any of the twenty coupons fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
2.10. Total amount of interest and (or) other yield paid under the certain series Bonds of the Issuer: *No income has been paid by the series 04 Bonds.*
2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *Obligation to determine the first coupon interest rate under the 04 series Bonds.*
2.12. Fact of Issuer's commitment execution or non-execution (default): *Obligation to determine the first coupon interest rate under the 04 series Bonds has been fulfilled.*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date: 14th December 2006 Official seal

Notification
on the beginning of the issued securities floatation

1. General	
1.1. Full official name of the Issuer company (name for a non-profit organization)	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company	*OJSC N.W.Telecom*
1.3. Place of Issuer's business	*14/26, ul. Gorokhovaya, St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Data on the floated securities:

2.1.1. Type, category, series and other identification characteristics of securities: ***series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)***

2.1.2. Retirement date:

The Bonds shall be retired consecutively, in parts, on the following dates:

on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.

Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

The starting and completion dates of each part of face value retirement coincide.

2.1.3. The state registration number of the securities issue and the date of registration by the state: ***4-04-00119-A, 31.10.2006.***

2.1.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets of Russia (FSFR of Russia).***

2.1.5. Number of floated securities and face value of each of the floated securities: ***2,000,000 (Two million) Bonds with the face value 1000 (One thousand) roubles each.***

2.1.6. Securities floatation method: ***public subscription.***

2.1.7. Price of securities floatation or procedure of its determining:

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be

determined according to the following formula

ACY = N * C1 *((T - T0)/ 365)/ 100%
where:
C1 is the interest rate of the first coupon, in per cent per annum;
N is the face value of a Bond, roubles;
T is the date, as of which the ACY is calculated;
T0 is the floatation start date.
ACY is the accrued coupon yield under each bond, in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

Form of payment - in the currency of the Russian Federation by bank transfer;

2.1.8. Granting the priority right of securities acquisition to the Issuer's shareholders and/or other parties: ***priority right of acquiring securities of the issue is not provided for.***

2.2. Securities floatation date: ***14th December 2006***

2.3. Indication that the floatation starting date may be changed provided the information on this fact is published on the news tape and on the Web page at least 1 day before the securities floatation starting date published in this notification.

Should the Issuer decide on a revision of the starting date of the Bonds floatation, information on which has been disclosed according to the established procedure, the Issuer shall publish an information on the revision of the starting date of the Bonds floatation on the news tape and on the Web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html) -at least 1 (One) day in advance of such date.

2.4. Final date of the securities floatation, or procedure of fixing it: ***The earlier of the two following dates shall be the floatation completion date:***

a) 20th (twentieth) working day from the Bonds' floatation starting date;
b) floatation date of the last Bond of the issue.

In such a case the floatation Completion date cannot be later than a year from the date of the state registration of the Bonds issue.

3. Signature		
3.1. General Manager of OJSC N.W.Telecom	____________ (signature)	V.A. Akulich
3.2. Date " 05 " December 20 06 .	Official seal	

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"ACQUISITION BY A JOINT-STOCK COMPANY OF AN INTEREST IN THE AUTHORISED (EQUITY) CAPITAL (UNIT INVESTMENT FUND) OF ANOTHER PROFIT-MAKING COMPANY, OR A HOLDING OF ANOTHER JOINT-STOCK COMPANY'S ORDINARY SHARES "

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Full official name of the profit-making company, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed: *"St. Petersburg Information Company" Closed Joint-Stock Company*

2.2. Location: *21 ul. Korablestroiteley, building 1, letter "B" V.O. 199226, Saint Petersburg, Russia*

2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *0%*

2.4. Percentage of common stock of the said joint-stock company held by the Issuer prior to the change: *0*

2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *60%.*

2.6. Percentage of common stock of the said joint-stock company held by the Issuer after the change: *2,406*

2.7. Date since which the share of participation of the Joint-Stock Company in the authorized (equity) capital (unit investment fund) of the said organization changed: *05.12.2006*

3. Signature	
3.1. General Manager ________________ V.A. Akulich	
3.2. Date: 06th December 2006	Official seal

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"Assigning the Rating to the Planned Fourth Bonded Loan"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification
2.1. Object of assigning the rating: *issuer*
2.2. Full official name of the organization that gave the credit rating: *Fitch Ratings LTD*
2.3. Place of business of the organization that gave the credit rating: *Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office)* *7, ul. Gasheka, building 1, Moscow,Russia, 123056 (branch)*
2.4. Rating: *Rating of the planned fourth bonded loan*
2.5. Value of rating: *A(rus)*
2.6. Other information: *Detailed information is available on the web-site of the rating agency (http://www.fitchratings.ru)*

3. Signature	
3.1. General Manager ___________________ V.A. Akulich	
3.2. Date: 07th December 2006	Official seal

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"ON THE RESULTS OF TAX INSPECTION OF THE COMPANY
FOR THE YEARS 2003 – 2004"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Content of the information which may have a significant effect on the value of the Issuer's securities:
Decision of the Russian Federal Tax Service's Interregional Inspection Office for the Largest Taxpayers No. 7 on the results of the on-site scheduled inspection of activities of the Company for the years 2003 - 2004.

2.2. Information on the decision of the tax authority:
Based on the tax inspection of the Company carried out from August 2, 2006 till November 9, 2006 inclusive, the Interregional Inspection Office for the Largest Taxpayers No. 7 sent to the Company the decision on the tax liability of OJSC North-West Telecom. The total amount of the tax authorities' claims against OJSC North-West Telecom is 583.6 million rubles, including 436.3 million rubles as the claim for additional taxes and 147.3 million rubles as fines and penalty interest.
OJSC North-West Telecom disagrees with the conclusions of the Interregional Inspection Office for the Largest Taxpayers No. 7 on the tax inspection results and tax claims and will defend the case in the court in accordance with effective Russian legislation. OJSC North-West Telecom is a law-abiding taxpayer and believes it will be able to prove that the tax authorities' claims are unjustified.

3. Signature

3.1. General Manager ___________________ V.A. Akulich

3.2. Date: 11th December 2006 Official seal

3.3. Chief accountant ______________ M.M. Semchenko

3.4. Date: 11th December 2006 Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES

"INCLUDING SECURITIES ISSUED BY A JOINT-STOCK COMPANY IN THE LIST OF SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Full official name of the organizer of trade in the securities market:
Closed Joint-Stock Company Moscow Interbank Currency Exchange (MMVB Stock Exchange)
2.2. Form, category and type of the securities issued by a joint-stock company which are included in the list of the securities permitted for trading by the organizer of trade in the securities market:
Series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care
2.3. Number of floated securities issued by a joint-stock company:
2,000,000 (two million)
2.4. The securities issued by the Joint-Stock Company have been admitted for trading without the listing procedure.

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date: 13th December 2006 Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

"MAKING AN AGREEMENT BETWEEN A JOINT-STOCK COMPANY AND ORGANIZER OF TRADE IN THE SECURITIES MARKET ON INCLUDING SECURITIES ISSUED BY THE JOINT-STOCK COMPANY IN THE LIST OF SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Full official name of the organizer of trade in the securities market including securities issued by the Joint-Stock Company in the list of securities permitted to the trading by the organizer of trade in the securities market:
Closed Joint-Stock Company Moscow Interbank Currency Exchange (MMVB Stock Exchange)
2.2. Form, category and type of securities issued by the Joint-Stock Company included by the trade organizer in the securities market in the list of securities permitted to the trading by the trade organizer in the securities market:
Series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care
2.3. Date and No. of the agreement on the basis of which the trade organizer in the securities market includes securities in the list of securities permitted to the trading by the trade organizer in the securities market:
Agreement on Securities Admission for Floatation at the Closed Joint-Stock Company "Moscow Interbank Currency Exchange", No.229r of 13.12.2006

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date: 13th December 2006 Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

"CHANGE IN THE SHARE OF JOINT-STOCK COMPANY'S PARTICIPATION IN THE AUTHORIZED (EQUITY) CAPITAL (UNIT INVESTMENT FUND) OF ANOTHER PROFIT-MAKING COMPANY OR IN THE HOLDING OF ANOTHER JOINT-STOCK COMPANY'S ORDINARY SHARES"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Full official name of the profit-making company, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed: *VISA Closed Joint-Stock Company*
2.2. Location: *11, Sapyorny per., St. Petersburg, 191014*
2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *10%*
2.4. Percentage of common stock of the said joint-stock company held by the Issuer prior to the change: *10%*
2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *0%*
2.6. Percentage of common stock of the said joint-stock company held by the Issuer after the change: *0%*
2.7. Date since which the share of participation of the Joint-Stock Company in the authorized (equity) capital (unit investment fund) of the said organization changed: *27.12.2006*
2.8. Date on which the Joint-Stock Company received the notice on passing of the title to the share of participation in the authorized (equity) capital (unit investment fund) of the said company: *29.12.2006*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date: 29th December 2006 Official seal

Issuer's codes	
TIN	7808020593
	1027809169849

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 3 1 1 2 2 0 0 6

(the date of making up the list of affiliated parties of the joint-stock company)

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.nwtelecom.ru/url/aff

(address of the Internet page used by the Issuer to disclose information)

General Manager ______________ (signature) V.A. Akulich (Full name)

Date 09 " January 2007.

Official seal

I. The namelist of affiliate partied as of 31 12 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board The party belongs to the group of parties, to which the Company belongs	30.06.2006 starting from 23.08.2004 23.08.2006 30.06.2006 23.08.2004	0	0
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.001	0.001
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
4	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
5	Alexandr Nikolayevich Kiselyov	Moscow, Russia	The person is a Member of the Board of Directors of the Company The party belongs to the group of parties, to which the Company belongs	30.06.2006 02.06.2006	0	0
6	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
7	Oleg Mikhaylovich Mikhaylov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
8	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
9	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
10	Lyubov Stepanovna Timoshenko	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
11	Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.143	0.089
12	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
13	Yury Alexandrovich Pochekin	Vologda, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.05	0.06
14	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.002	0.002

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
15	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
16	Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
17	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
18	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.001	0.00001
19	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
20	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.033	0.035
21	Vladimir Ivanovich Shumeiko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.0001	0.0001
22	Closed joint-stock company Svyaz Investment Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0.21	0.03
23	AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	26.07.2005	0.16	0.21
24	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
25	Parma-Paging Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0
26	"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	26.11.2003	0	0
27	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	25.11.2003	0	0
28	NWT-Finance Limited Liability Company	office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	11.10.2004	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
29	Artelecom Service Limited Liability Company	4, proyezd Priorova, Arkhangelsk, 163071	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
30	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
31	"St. Petersburg Information Company" Closed Joint-Stock Company (SPIC CJSC)	21 ul. Korablestroiteley, building 1, letter "B" V.O., Saint Petersburg, 199226	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	05.12.2006	0	0
32	Parma-Inform Limited Liability Company	160, ul. Internatsionalnaya, Syktyvkar, the Komi Republic, 167982	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0
33	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
34	Commercial Television and Radio Closed Joint-Stock Company	6, ul. Parashutnaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions. parts) making the authorized (equity) capital of the party	12.05.1998	0	0
35	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0
36	Medexpress Insurance Closed Joint-Stock Company	14/26 ul. Gorokhovaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	30.11.2000	0	0
37	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
38	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	28.12.2000	0	0
39	Dancell, Saint Petersburg Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
40	Investitsionnaya Kompaniya Svyazi (Investment Communication Company) Open Joint-Stock Company	55, ul. Plyushchikha. building 2. Moscow, 119121	The party belongs to the group of parties to which the Company belongs (1. the party is entitled to control over 50% of the Company's voting shares, 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party	12.05.1998	39.53	50.76
41	Mobile Telecommunications Closed Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
42	"Volgatelecom" Open Joint-Stock Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
43	Nizhny Novgorod Teleservice Limited Liability Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	14.07.2005	0	0
44	RTCOM Closed Joint-Stock Company	15, ul. Kosareva, Saransk, the Russian Federation	The party belongs to the group of parties, to which the Company belongs	09.03.2005	0	0
45	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Nizhny Novgorod, Russia	The party belongs to the group of parties, to which the Company belongs	20.08.2004	0	0
46	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
47	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
48	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
49	VyatkaSvyazService LLC	43/1, ul. Drelevskogo, Kirov, 610016	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
50	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the Company belongs	13.10.2003	0	0
51	Digital Telecommunications Closed Joint-Stock Company	20, ul. Shumilova, Cheboksary, Russia	The party belongs to the group of parties, to which the Company belongs	01.12.2002	0	0
52	Nizhegorodteleservice Closed Joint-Stock Company	The House of Communication, pl. M. Gorkogo, Nizhny Novgorod, 603000, Russia	The party belongs to the group of parties, to which the Company belongs	11.08.2006	0	0
53	Penza - Mobile Closed Joint-Stock Company	1/3, ul. Kuprina, Penza, 440606, Russia	The party belongs to the group of parties, to which the Company belongs	18.09.2006	0	0
54	Chuvashia - Mobile Closed Joint-Stock Company	83, ul. K. Ivanova, Cheboksary, 428018, Chuvash Republic	The party belongs to the group of parties, to which the Company belongs	19.09.2006	0	0
55	Saratov - Mobile Closed Joint-Stock Company	40, ul. Kiseleva, Saratov, 410012, Russia	The party belongs to the group of parties, to which the Company belongs	18.09.2006	0	0
56	Omriks IKS OJSC	10, ul. Tereshkovoy, Orenburg, Russia	The party belongs to the group of parties, to which the Company belongs	01.12.2002	0	0
57	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
58	Giprosvyaz North-West Limited Liability Company	11a, Konstantinovsky pr., Saint Petersburg	The party belongs to the group of parties, to which the Company belongs	01.02.2005	0	0
59	Giprosvyaz- Siberia LLC	15/3, ul. Vystavochnaya, Novosibirsk, 630078	The party belongs to the group of parties, to which the Company belongs	26.01.2004	0	0
60	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the Company belongs	15.01.2003	0	0
61	Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Rasula Gamzatova, Makhachkala, the Republic of Dagestan, 367000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
62	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
63	Sakhalinugol-Telecom Closed Joint-Stock Company	32, ul. Karla Marxa, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the Company belongs	29.07.2005	0	0
64	Integrator-RU Closed Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690950	The party belongs to the group of parties, to which the Company belongs	31.05.2005	0	0
65	A-Svyaz OJSC	7, ul. Shevchenko, Blagoveshchensk, Amurskaya oblast, 675000	The party belongs to the group of parties, to which the Company belongs	23.06.2006	0	0
66	Wireless Information Technologies Limited Liability Company	220, ul. Lenina, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the Company belongs	14.04.2005	0	0
67	Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication	15, ul. Dostoyevskaya, St. Petersburg, 191002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.002	0.002
68	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
69	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 147427	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
70	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 121021	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
71	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
72	RTK-Tsentr CJSC	15a, ul. Kalanchevskaya, Moscow, 107078	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
73	SK Kostars CJSC	2, ul.Korchagina, Moscow, 129278	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
74	Globus-Telecom CJSC	38, ul. Obraztsova, Moscow, 127018	The party belongs to the group of parties, to which the Company belongs	03.04.2006	0	0
75	Telecomcenter Limited Liability Company	46, Dmitrovskoye shosse, block 1, Moscow, 127238	The party belongs to the group of parties, to which the Company belongs	26.04.2006	0	0
76	Zebra-Telecom CJSC	24, ul. Trubnaya, block 3, Moscow, 103051	The party belongs to the group of parties, to which the Company belongs	13.06.2006	0	0
77	Telecomcity CJSC	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
78	"Health and Rest Center "Malakhit" Limited Liability Company	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 98635	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
79	"Sibirtelecom" Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
80	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the Company belongs	25.08.2004	0	0
81	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
82	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
83	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
84	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
85	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
86	ATS-32 CJSC	94, ul. Mira, Irkutsk, 644002	The party belongs to the group of parties, to which the Company belongs	27.06.2006	0	0
87	GSM Cellular Phone of KUZBASS CJSC	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
88	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
89	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
90	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the Company belongs	30.06.2004	0	0
91	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.001	0.001
92	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	01.01.2000	0	0
93	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
94	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
95	Permtelecom Limited Liability Company	45, ul. Podlesnaya, Perm, 614062	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
96	Perm Television and Radio Broadcasting company "Ural-Inform TV" - Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
97	"Telephone company – Ural" – Closed Joint-stock Company	18-b, ul.Tekhnicheskaya, Ekaterinburg, 620090	The party belongs to the group of parties, to which the Company belongs	30.09.2002	0	0
98	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
99	Vladimir Teleservice Closed Joint-Stock Company	20, ul.Gorokhovaya, Vladimir, 600017	The party belongs to the group of parties, to which the Company belongs	30.11.2002	0	0
100	Telecom of Ryazan oblast CJSC	36, ul. Svobody, Ryazan, 390006	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
101	TsentrTelecomService CJSC	23, ul. Proletarskaya, office 101, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	01.01.2003	0	0
102	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the Company belongs	01.01.2003	0	0
103	TverTelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the Company belongs	01.10.2004	0	0
104	Vladimir Payphone Limited Liability Company	32"A", pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
105	MobileCom Limited Liability Company	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the Company belongs	01.01.1999	0	0
106	Telecom-Stroy Limited Liability Company	6, 2nd Minsky per., Ivanovo, 153017	The party belongs to the group of parties, to which the Company belongs	01.01.1998	0	0
107	Telecom-Terminal Limited Liability Company	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the Company belongs	01.01.1998	0	0
108	Teleport Ivanovo CJSC	90, ul. Tashkentskaya, Ivanovo, 153035	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
109	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
110	ATSr Closed Joint-Stock Company	22-A, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the Company belongs	22.11.2005	0	0
111	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
112	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the Company belongs	11.03.1999	0	0
113	"Orbita" Health Improvement Centre - Open Joint-Stock Company	the village of Olginka, Tuapse district, Krasnodar krai, 325840	The party belongs to the group of parties, to which the Company belongs	18.12.2000	0	0
114	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the Company belongs	29.06.2004	0	0
115	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
116	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd, 400131	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
117	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	25.03.2003	0	0
118	Creative Association Accent – Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	19.11.2004	0	0
119	Factorial-99 Limited Liability Company	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
120	Yugsvyazstroy Closed Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar, 350040	The party belongs to the group of parties, to which the Company belongs	24.01.2001	0	0

II. Amendments to the list of affiliated parties within the period from 01.10.2006 till 31.12.2006

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Termination of the ground for being an affiliated party in connection with winding up of the affiliated party**	**09.10.2006**	**25.10.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
TeleSvyazInform Closed Joint-Stock Company	13, ul. Bolshevistskaya, Saransk	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
2	**Termination of the ground for being an affiliated party in connection with the withdrawal from the group of parties to which the Company belongs**	**13.10.2006**	**25.10.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Postbank Joint Stock Commercial Innovation Bank of Communication and Information Support Development - Closed Joint-Stock Company	68, ul. Lenina, Perm, 614096	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
3	**Origination of the ground for being an affiliated party in connection with the joining the group of parties to which the Company belongs**	**26.04.2006**	**25.10.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Telecomcenter LLC	46, Dmitrovskoye shosse, block 1, Moscow, 127238	The party belongs to the group of parties, to which the Company belongs	26.04.2006	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
4	**Changes in the location of the affiliated party**	**21.06.2006**	**25.10.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Rasula Gamzatova, Makhachkala, the Republic of Dagestan. 367000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
5	**Termination of the ground for being an affiliated party in connection with the withdrawal from the group of parties to which the Company belongs**	**04.10.2006**	**25.10.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
TV Channel Association – Closed Joint-Stock Company	4, Vitebskaya ul., Chelyabinsk, 454126	The party belongs to the group of parties, to which the Company belongs	30.09.2002	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
6	**Termination of the ground for being an affiliated party in connection with the removal from the Management Board according to the decision of the Board of Directors**	**30.11.2006**	**04.12.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Yelena Viktorovna Zabuzova	Moscow, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
7	**Termination of the ground for being an affiliated party in connection with the withdrawal from the group of parties to which the Company belongs**	**30.09.2006**	**05.12.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Informtec Limited Liability Company	7, ul. Sokhanya, Yalta, Crimea, Ukraine, 98635	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
8	**Origination of the ground for being an affiliated party in connection with the acquisition of 60% shares in the authorized capital of the SPIC Closed Joint-Stock Company**	**05.12.2006**	**06.12.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
"St. Petersburg Information Company" Closed Joint-Stock Company (SPIC CJSC)	21 ul. Korablestroiteley, building 1, letter "B" V.O., Saint Petersburg, 199226	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	05.12.2006	0	0

Registered on ____ __________________ ________
State registration No.

	–			–						–	

Federal Service for Financial Markets of Russia (FSFR of Russia)
(the name of the registering authority to be indicated)

____
(signature of the employee in charge)

(Seal of the registering authority)

DECISION ON SECURITIES ISSUE

Open Joint-Stock Company "North-West Telecom"

2,000,000 series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care, with the face value of 1,000 roubles each and with the redemption date of the first part 25% of the face value of the Bonds of the Issue - on the 1092nd day from the start of floating the Bonds of the Issue, with the redemption date of the second part 25% of the face value of the Bonds of the Issue - on the 1456th day from the start of floating the Bonds of the Issue and with the redemption date of the third part 50% of the face value of the Bonds of the Issue - on the 1820th day from the start of floating the Bonds of the Issue, floated by public subscription, pre-term retirement at the Issuer's discretion being afforded.

Approved by the Board of Directors of the Open Joint-Stock Company "North-West Telecom"
on 20th September 2006, Minutes No.19-01/26(06), date of making up the minutes – 21st September 2006
based on the Decision of the Board of Directors of the Open Joint-Stock Company "North-West Telecom" on the Bonds floatation
of 20th September 2006, Minutes No.19-01/26(06), date of making up the minutes – 21st September 2006.

Place of Issuer's business: ***14/26, ul. Gorokhovaya, St. Petersburg, 191186***
Mailing address of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Contact telephones: ***(812) 719-92-35***
Fax: ***(812) 719-94-94***

General Manager
of the Open Joint-Stock Company
"North-West Telecom" __________________ **/V.A. Akulich/**

20th September 2006 Official seal

The liabilities related to the Bonds of this issue are secured by a surety according to the conditions indicated in the Decision on the securities issue.

Party Providing Security for the Bonds:
NWT-Finance Limited Liability Company

General Manager
of NWT-Finance Limited Liability Company __________________ **/S.V. Statkevich/**
20th September 2006 Official seal

1. Type and category of securities.

Type of securities: ***bonds***

Series: ***04***

Other identification characteristics of the bonds of the issue:

interest-bearing

non-convertible

with the redemption date of the first 25% of the face value of the Bonds of the Issue - on the 1092nd day from the start of floating the Bonds of the Issue, with the redemption date of the second 25% of the face value of the Bonds of the Issue - on the 1456th day from the start of floating the Bonds of the Issue and with the redemption date of the last part 50% of the face value of the Bonds of the Issue - on the 1820th day from the start of floating the Bonds of the Issue, pre-term retirement at the Issuer's discretion being afforded

Full name of the securities of the issue: ***series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)***

2. Form of securities.

documentary (payable to bearer, with obligatory centralized care)

3. Instructions of obligatory centralized care.

Obligatory centralized care of the Bonds is provided for.

Data on the depositary to deal with the centralized care of the securities to be floated:

Full and abbreviated official names: ***National Depositary Centre Nonprofit Partnership, NDC***

Place of business: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***

No. of license for depositary operations: ***177-03431-000100***

Date of issue: ***4.12.2000***

Valid till: ***permanent license***

Authority issuing the license for a professional participant of the securities market for depositary operations: ***Federal Commission for the Securities Market of Russia***

The issue of all the Bonds is documented in one certificate subject to centralized care at the Nonprofit Partnership National Depositary Centre (hereinafter referred to as "the Depositary" or "NDC"). Before the starting date of the floatation, the Issuer shall transfer the Certificate for keeping at the NDC.

No handing out of individual certificates of Bonds to Bonds Owners is provided for.Bonds Owners are not entitled to demand that a certificate be handed out.

Record and verification of rights to the Bonds, and record and verification of transfer of the Bonds, in particular where the Bonds are encumbered with liabilities, are provided by the Depositary, and by depositaries that are depositors in respect of the Depositary (hereinafter jointly referred to as "the Depositaries".

The title to Bonds shall be proven by statements of custody accounts, issued by the Depositary and Depositaries to Bonds holders.

The title to Bonds shall pass to the new Bonds Owner at the moment of making the respective entry of receipt in respect of the custody account of the Bonds acquirer with the Depositary and Depositaries.

The Bonds shall be written off from custody accounts during retirement after the Issuer fulfils all obligations to the Bonds Owners in respect of paying the yield and face value of Bonds.

The certificate of Bonds shall be retired after all Bonds have been written off from custody accounts.

The procedure of accounting and passage of rights to documentary issued securities with obligatory centralized care is regulated by the Federal Law of 22.04.96 No. 39-FZ "On the Securities Market" and by regulatory legal acts of a federal executive authority in respect of securities market and bylaws of the Depositaries.

According to the Law "On the Securities Market":

In case of keeping the certificates of bearer documentary securities and/or accounting of rights to such securities with a depositary, the title (rights) to bearer documentary securities shall pass to the acquirer at the moment of making an entry of receipt in respect of the custody account of the acquirer. The rights confirmed by the issued securities shall pass to their acquirer from the moment of the passage of the rights to such securities.

In case of keeping the certificates of documentary issued securities with a depositary, the title (rights) confirmed by the securities shall be exercised on the basis of certificates presented by such depositaries on the basis of instructions given by depositary contracts of the owners, a list of such owners to be enclosed. In such a case, the Issuer shall ensure the exercising of the rights under the bearer securities of the person stated in such a list.

Should the data on the new owner of such securities fail to be provided to the Depositary of the Bonds issue or to the nominal holder of Bonds by the moment of making up the List of Owners and/or Nominal Holders of Bonds for execution of the Issuer's obligations under the Bonds, then the execution of obligations towards the owner included in

the List of Owners and/or Nominal Holders of Bonds shall be considered as due and proper. Responsibility for timely notification shall rest with the acquirer of a Bond.

In compliance with the Provisions on Depositary Activities in the RF, approved by the Resolution of the Federal Commission for the Securities Market of Russia dated 16th October 1997 No. 36 (hereinafter referred to as the Provisions):
The depositary shall ensure keeping of securities and/or accounting of the rights (title) to securities of each client (depositor) separately from securities of other clients (depositors) of the depositary, among other things, through opening a separate custody account for each client (depositor).
Entries made by the Depositary concerning rights to securities certify the rights to securities, unless otherwise established by a court.
The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the Provisions, other standard legal acts and the depositary contract, serve as the ground for making such entries.
The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- *instructions of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;*
- *in case of passage of the title to securities otherwise than as a result of civil-commitment transactions – documents confirming the passage of the title to securities in compliance with the active laws and other standard legal acts;*

The Depositary must register facts of clients' (depositors') securities burdening with a pledge or other rights of third parties according to the procedure provided for by the depositary contract.
The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred from the moment the Depositary makes the respective entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to other proof.
In case of a change in the active laws and/or regulatory legal acts of a federal executive authority in respect of securities market, the procedure of accounting and passage of rights to Bonds shall take into account the changed requirements of the legislation and/or other regulatory legal acts of a federal executive authority in respect of securities market.

4. Face value of each security of the issue:
1,000 (one thousand) roubles.

5. Number of securities of the issue:
2000 (two million)
It is not expected that the Bonds issue will be floated in tranches.

6. Total number of earlier floated securities of the issue:
There are no floated earlier securities of the issue.

7. Rights of a holder of the each of the securities of the issue:

7.1. *Not given for this type of securities.*

7.2. *Not given for this type of securities.*

7.3. *A Bond holder is entitled to get all parts of the Bond face value according to the procedure and within the time determined in Clause 9 of the Decision on the Securities Issue and in Clause 9.1.2. of the Securities Offering Circular.*

A Bond owner is entitled to get the interest of the appropriate part of the Bond face value (coupon yield), the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular, and the timing being described in Clause 9.4. of the Decision on the securities issue and in Clause 9.1.2. of the Securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value upon the Issuer's restructuring, winding-up or bankruptcy according to the procedure provided for by the active law of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. A Bond owner who bought Bond during primary floatation shall not be entitled to make transactions with the Bond prior to registration of the report on the results of the securities issue in compliance with the active law of the Russian Federation.

All debts of the Issuer under the Bonds of this issue shall be legally equal and equally compulsory in respect of all Bond Holders.

In case the Issuer's failure to fulfil the obligations to pay a coupon yield and/or the respective part of the Bonds face value (including default, technical default), Bond owners and/or Nominal holders of the Bonds (if the latter parties are duly authorized by the bond owners), shall be entitled to apply to the Issuer with a demand to pay coupon yield and/or the respective part of the Bonds face value and the interest in compliance with article 811 of the Civil Code of RF, and also to the court (court of arbitration). In case of Issuer's failure to fulfil its obligations to pay a coupon yield and/or the respective part of the Bonds face value, Bond owners shall be entitled to apply to the party providing security for the Bonds issue with a demand to pay coupon yield and/or the respective part of the Bonds face value according to the procedure provided for by Clause 12 of the Decision on the securities issue and Clause 9.1.2. of the Offering Circular. The Limited Liability Company "NWT-Finance" is the party providing security for this Bonds issue.

Location: *26 ul. B. Morskaya, office 422, St. Petersburg, 191186*

Mailing address: *26 ul. B. Morskaya, office 422, St. Petersburg, 191186*

Taxpayer Identification Number *7840306212*

Data of ensuring fulfilment of obligations to pay a coupon yield and/or the respective part of the Bonds face value and the procedure of Bond Owners' and/or Nominal Holders' action in case of the Issuer's refusal to fulfil its obligations to pay a coupon yield and/or the respective part of the Bonds face value (including default, technical default) are described in Clause 9.7. of the Decision on the securities issue and Clause 9.1.2. of the securities Offering Circular.

With the transfer of the title to the Bond, the new owner also receives the rights ensuing from the surety provided. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.

The Bond owner shall be entitled to receive repayment of investment funds in case the Bonds issue is recognized as failed or invalid.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

7.4. *Not given for this type of securities.*

7.5. *The securities to be floated are not convertible.*

8. Conditions and procedure of floatation of the securities of the issue:

8.1. Securities floatation method:
public subscription.

8.2. Securities floatation period:
Floatation starting date, or procedure of fixing it:

The floatation of Bonds shall not start earlier than 2 (Two) weeks after the information on the state registration of the Bonds issue and on the procedure of access to the information contained in the Securities Offering Circular is disclosed by the Issuer in compliance with the standard legal acts of RF.

The report on the State registration of the securities issue will be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date on which the Issuer received written notice of the registering authority on the State registration of the securities issue:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 (Thirty) days from the said date.

The Bonds floatation starting date is determined after the state registration of the Bonds issue and is publicly disclosed by the Issuer.

The Issuer shall publish information on the Date of the issue floatation start as follows:

- *on the news tape at least 5 (Five) days in advance of the Bonds' floatation starting date;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html -at least 4 (Four) days in advance of the Bonds' floatation starting date.*

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the floatation completion date:

a) 20th (twentieth) working day from the Bonds' floatation starting date;

b) floatation date of the last Bond of the issue.

In such a case the floatation Completion date cannot be later than a year from the date of the state registration of the Bonds issue.

8.3. Securities floatation method:

Procedure and terms of making civil agreements (procedure and terms of filing and satisfying applications) in the course of floating the securities:

The Bonds are floated through making transactions of Bonds sale and purchase at the Floatation Price of the Bonds, determined in Clause 8.4. of the Decision on the securities issue and Clauses 2.4. and 9.2. of the securities Offering Circular.

Transactions in Bonds floatation shall be made using the trading system of the Closed Joint-Stock Company Moscow Interbank Currency Exchange (hereinabove and hereinafter referred to as Exchange, MICEX), by satisfying applications for purchase of Bonds, submitted using the Exchange trading system in compliance with the Exchange Trading Rules (hereinafter referred to - Exchange Rules).

The Bonds shall be floated via the agent (the Underwriter) - Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company), acting in its own name, but for the account and on behalf of the Issuer.

The decision on approving a related-party transaction of sale and purchase of Bonds to be made during the Bonds floatation shall be taken before the transaction is made according to the procedure established by federal laws.

Bidding during Bonds floatation will be carried out in the form of a competition to set the rate of the first coupon of the Bonds (hereinafter referred to as Competition) and, after summing up the results of the Competition and satisfying the applications filed during the Competition – by making transactions on the basis of target applications submitted by Participants of Trading at the Stock Exchange to the Underwriter satisfying them by filing counter target applications.

Transactions of Bonds floatation are started to be made after summing up the results of the Competition and completed on the date of Bonds floatation completion.

The Competition starts and ends on the date of Bonds floatation start. On the day of holding the Competition, Trading Participants file applications for buying Bonds with the T0 settlements code using the Stock Exchange's trading system both for their own account and for the account and on behalf of clients. The time and procedure of filing applications for the competition for setting the interest rate for the first coupon are set by the MICEX stock exchange.

Applications for acquisition of Bonds are to be sent by Participants to the Underwriter.

The application for acquisition must contain the following significant conditions:

- purchase price;

- number of Bonds;

- the interest rate of the first coupon (the interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price indicated in the application).

- other parameters in compliance with Exchange Rules.

The Floatation Price of the Bonds established by the Decision on the securities issue and the Securities Offering Circular (i.e. 100% of the face value) shall be indicated as the purchase price.

The interest rate must be expressed in per cent per annum accurate to a hundredth of per cent.

Applications, which do not meet the above requirements, are not permitted for participation in the Competition.

The time of effecting operations in the framework of the Competition and making transactions of their floatation is established by the Stock Exchange upon agreement with the Issuer and/or the Underwriter.

Where a potential buyer of the Bonds is not a Participant to the Exchange's bidding, such buyer shall enter into an appropriate agreement with any broker that is a Participant to the Exchange's bidding, and issue an order to buy the Bonds to him.

Any potential buyer of the Bond being a Participant to the Exchange's bidding shall act independently.

The potential buyer of Bonds must open a respective custody account with Nonprofit Partnership National Depositary Centre (hereinafter referred to as "the Depositary" or "NDC") or with any other depositary being a depositor of NDC. The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

Upon expiry of the period of applications collection for the Competition, the Stock Exchange makes up a Summary Register of Applications for the Competition, submitted and not lifted by Stock Exchange Trading Participants as of the moment of the expiry of the period of applications collection for the Competition (hereinafter referred to as Summary Register) and hands it over to the Underwriter and/or the Issuer.

The Summary Register contains all the significant conditions of each application viz. acquisition price, total number of securities, the date and time of application's receipt, the number of application, the value of Acceptable interest rate of the first coupon and other details according with the Exchange Rules.

The Issuer shall not enter into Bonds sale transactions not pre-approved as required by the law as related-party transactions. In this case, the filed application for purchase of the Bonds shall not be satisfied (shall be denied) by the Underwriter on the basis of the Issuer's written application to the Underwriter.

Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange of the taken decision in writing. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of the Exchange Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending email message to all the Participants of Trading.

Information on the interest rate of the first coupon shall be disclosed according to the procedure and within the time provided for by Clause 11 on the Decision on securities issue.

When the interest rate of the first coupon is named, the Underwriter shall, by the Issuer's order, satisfy the applications received by setting out cross target sale offers for the Bonds at their face value, specifying the number of the Bonds specified in the relevant purchase application.

Applications are satisfied subject to the conditions of the priority of the coupon rate stated in the applications submitted to the Underwriter for the Competition (i.e., applications with a lower coupon rate are satisfied first).

Where several applications submitted for the Competition have been registered at one first coupon interest rate, applications filed earlier shall be satisfied in the first place.

Where the size of the last of the applications satisfied exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds.

If all Bonds are floated, no further applications for the purchase of Bonds shall be satisfied.

Upon expiry of the period of applications satisfaction at the Competition, all unsatisfied applications for the purchase of Bonds are lifted from the Stock Exchange's Trading System by the Underwriter.

After summing up the results of the Competition and satisfying the applications filed during the Competition the transactions with the Bonds in floatation (provided they are not floated in full during Competition) are made (hereinafter referred to as extra floatation) on the basis of target applications submitted by Participants of Trading at the Stock Exchange to the Underwriter satisfying them by filing counter target applications. Participants of the Exchange Trading acting in their own name and for their own account, or in their own name, but for the account and on behalf of potential buyers who are not Participants of the Exchange Trading may submit to the Underwriter on any working day during the issue floatation period applications for the purchase of Bonds with the indication of the number of Bonds to be acquired.

Compulsory details to be stated in an application for Bonds purchase filed by a Stock Exchange's Trading Participant during the period of extra floatation of Bonds:
- purchase price;
- number of Bonds;
- other parameters in compliance with Exchange Rules.

Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, which shall be calculated according to Clause 8.4. of the Decision on the securities issue and in Clause 9.1.2. of the Securities Offering Circular.

The time of filing applications in case of extra floatation is set by the Stock Exchange upon agreement with the Issuer and/or the Underwriter.

The Underwriter informs potential buyers on the current number of underfloated Bonds on its accounts by placing zero-address applications in the Stock Exchange's Trading System.

The filed applications for the purchase of Bonds are to be fully satisfied by the Underwriter, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds.

A mandatory condition of acquiring Bonds when they are floated is reservation of buyer's money on the account of the Participant of the Exchange trading, on whose behalf the application is filed, at the Non-bank credit organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange (hereinafter referred to as Clearing House of MICEX). The money shall be reserved in the amount sufficient for full payment for the Bonds as stated in the applications for the purchase of Bonds, taking into account all commission fees.

Sale and purchase transactions made through Underwriter's satisfaction of applications are registered by the Stock Exchange on the date they are made.

The day, on which, in compliance with the established settlements code, Participants of Trading at the Stock Exchange must filfil the obligations under an effected transaction in accordance with the Stock Exchange's Trading Rules and/or Clearing Rules of the Clearing Organization – CJSC MICEX, – is considered as the date of transaction execution. Transactions in floatation of Bonds of the issue are effected on the conditions of "delivery against payment" (settlements code T0), i.e. the day of making a transaction with Bonds is the date of execution of such a transaction. In such a case, the procedure of transaction collateral control is effected when the transaction is made. An excerpt from the transactions register of the Stock Exchange, containing a list of all transactions made by the Stock Exchange's Trading Participant during the trading day of the Stock Exchange, is considered as the document confirming that the Stock Exchange's Trading Participant has made a transaction.

Prior to the floatation, the Issuer shall submit to the Underwriter the list of parties, any transactions with which during the Bonds' floatation may be found related-party transactions. The Issuer shall also name the parties out of the said list, the transactions with which have been approved by the Issuer in advance. During Bonds floatation the conditions provided for Clause 6.4.4. of the Standards for Securities Issue and Registration of Securities Offering Circulars approved by the Order of the FSFR of Russia No. 05-4/pz-n dated 16.03.2005)

Any agreement entered into during the floatation of the Bonds may be revised and/or terminated for reasons and in the procedure provided in Article 29 of the RF Civil Code.

The option of priority acquisition of the securities to be floated:

No option of priority purchase of the securities to be floated has been provided for.

The procedure of entering a receipt record for the first buyer's custody account with the depositary providing the required centralized care of the issue's securities is as follows:

The Bonds floated through organizer of trading are entered by Depositary or any other depositary being a depositor of the Depositary on custody accounts of Bonds Purchasers on the date of the sale and purchase operation. The receipt records for the first buyer's custody account at the Depositary dealing with the centralized care shall be made on the basis of orders submitted by the clearing house – MICEX CJSC servicing transactions made up in the course of the Bonds floatation through the organizer of trading in the securities market. Floated Bonds are entered by Depositaries on custody accounts of Bonds Purchasers in compliance with the terms of clearing of the clearing organization and the terms of depositary activities of the Depositaries.

The Bondholders (Bonds acquirers) shall bear expenses related to entering receipt record for the first buyer's (acquirer's) custody account.

Bonds are floated by subscription through bidding held by a specialized organization – organizer of trading in the securities market, e.g. a stock exchange:

Full official name: *Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX Stock Exchange)*

Abbreviated official name: *MICEX Stock Exchange CJSC*

Place of business: *13, Bolshoy Kislovsky per., Moscow, 125009, Russia*

No. of license for stock exchange operations: *077-07985-000001*

Date of license issue: *15.09.2004*

Validity period of license: *till 15.09.2007*

Authority issuing the license: *Federal Service for Financial Markets*

The securities are floated by the Issuer with the aid of a professional participant of securities market, providing to Issuer services for securities floatation (Underwriter):

Full official name: *Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)*

Abbreviated official name: *OJSC JSCB "Svyaz-Bank"*

Place of business: *7, ul. Tverskaya, Moscow, 125375, Russia*

Number of the general license for banking services of a credit organization *1470*

Date of issue: *15.11.2002*

Valid till: *permanent license*

Licensing authority: *Central Bank of the Russian Federation*

No. of license: *License of a professional participant of the securities market for brokerage No. 077-08209-100000*

Date of issue: *28th December 2004*

Valid till: *28th December 2007*

Licensing authority: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

Basic functions of the Securities floatation agent (Underwriter):

The Underwriter acts under the contract with the Issuer on acting as an Agent for securities floatation at the CJSC MICEX Stock Exchange (Moscow Interbank Currency Exchange). Under the said contract, the Underwriter's functions include, among other things, the following:

- satisfying applications for Bonds acquisition on behalf of and for the account of the Issuer in compliance with the terms and conditions of the contract and the procedure established by the Decision of the securities issue and the Offering Circular;

- actions related to the Bonds' admission to floatation on the Exchange, on behalf and at the expense of the Issuer;

- informing the Issuer on the number of actually floated Bonds, and on the amounts received from the sales of the Bonds.

- transfer of moneys received by the Underwriter from buyers of the Bonds as payment for such Bonds to the Issuer's account as per the terms of the contract made between the Issuer and the Underwriter.

- other actions necessary to perform its obligations to float the Bonds, in compliance with the laws of the Russian Federation and the contract between the Issuer and the Underwriter.

The agreement between the Underwriter and the Issuer does not provide for Underwriter's obligation to acquire Issuer's Bonds floated.

8.4. Price (prices) or procedure of determining floatation price of the securities

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula

$ACY = N * C1 *((T - T0)/365)/100\%$

where:

C1 is the interest rate of the first coupon, in per cent per annum;

N is the face value of a Bond, roubles;

T is the date, as of which the ACY is calculated;

T0 is the floatation start date.

ACY is the accrued coupon yield under each bond, in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

8.5. Procedure of exercising the priority right of acquiring the floated securities

Priority right of acquiring Bonds is not provided for.

8.6. Conditions and procedure of payment for the securities

Form of payment for securities to be floated:

The Bonds shall be paid for in the currency of the Russian Federation by bank transfer.

No possibility of payment by installments for the Bonds of the issue is provided for. The Bonds are floated in condition they are fully paid for.

Form of payment for securities to be floated:

The Bonds shall be paid for in the currency of the Russian Federation by wire transfer according to the Exchange Rules.

Monetary settlements under transactions with Bonds are effected by purchasers who are not Stock Exchange's Trading Participants through Stock Exchange's Trading Participants. Monetary settlements between the Issuer and Stock Exchange's Trading Participants are effected by transfers through the Non-bank Crediting Organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange (MICEX Clearing House).

Funds received from Bonds floatation are entered in the MICEX Clearing House on the account of the Underwriter (intermediary in Bonds floatation), namely:Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)

Details of the accounts, to which money must be transferred as payment for the securities of the issue:

Account Holder: ***Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company), OJSC JSCB Svyazbank***
Account No.: ***30401810800100000752***
Crediting organization:
Full name: ***Non-bank credit organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange***
Abbreviated name: ***CJSC NBCO CH of MICEX***
Place of business: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***
Mailing address: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***
BIK: ***044583505***
Corr. acc.: ***30105810100000000505***

Settlements under the Bonds sale/purchase transactions in their floatation shall be effected on the delivery against payment basis.
Requirements for the procedure of funds reservation, including appropriate documentation, are set in the standard documents of the clearing organization CJSC MICEX.

The procedure of transaction collateral control is effected when the transaction is made.

Other conditions and procedures of payment for the securities of the issue.
Stock Exchange's Trading Participants, whose applications have not been satisfied (have been satisfied only partially) in the course of Bonds floatation, are entitled to revoke the funds reserved, but not used for the purchase of Bonds, from MICEX Clearing House. Funds are revoked according to the procedure and within the time established by the standard documents of the clearing organization CJSC MICEX.
The money entered to the account of the Underwriter at the Clearing House of MICEX shall be transferred by it to the Issuer's account within the period determined in the appropriate agreement between the Underwriter and Issuer.

8.7. Share, which, if not floated, makes the issue (extra issue) of securities invalid, and procedure of repaying the funds transferred as payment for the securities of the issue (extra issue), if it is considered invalid.

The percentage, which, if it is not floated, makes the issue of securities invalid, has not been determined.

9. Terms of retirement and payment of yield under Bonds

9.1. Bonds Retirement Form

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.
No possibility of choosing the form of Bonds retirement by their owners is provided for.

9.2. Procedure and Terms of Bonds Retirement including Retirement period

Retirement period for the Bonds of the issue:
The Bonds shall be retired consecutively, in parts, on the following dates:
on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;
on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;
on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.
Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
The starting and completion dates of each part of face value retirement coincide.

Procedure and Other Terms of Bonds Retirement:
When each part of the Bonds face value is retired the appropriate amounts shall be paid by the Payment Agent upon the Issuer's instructions and for the Issuer's account (hereinafter referred to as the Payment Agent).
It is expected that nominal holders, who are the depositors of the Depositary, are authorized to receive retirement money for the respective part of the Bond's face value.
Owners of the Bonds, their authorized representatives, including NDC's depositors, shall independently monitor whether the presented data are complete and up-to-date and bear all the related risks.
The Issuer performs its obligations to retire each part of the Bond's face value on the basis of the list of owners and/or nominal holders provided by NDC (hereinafter referred to as "The List of Owners and/or Nominal Holders").

The NDC's depositor not authorized by his clients to receive the retirement money for each part of the Bonds face value, shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the Date of each part of the Bonds face value retirement, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.

If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the retirement amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

- full official name/ full name of the Bond owner;

- number of Bonds held by the owner;

- full name of the party authorized to receive the Bonds retirement money;

- place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;

-bank account details of a Bond owner;

- tax-payer's identification No. (TIN) of a Bond owner;

- tax status of the Bonds Owner;

if a non-resident legal entity is a Bond owner:

- individual identification No. (IIN) (upon availability);

if a natural person is a Bond owner:

- type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;

- No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);

- TIN of the Bonds owner (upon availability);

- date of birth of the Bonds owner.

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the 3rd (third) working day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders).

The retirement of the respective part of the Bonds face value in respect of an owner included in the List of Bond Owners and/or Nominal Bonds Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bonds Holders.

If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the retirement money under the Bonds, the person authorized to receive the retirement money under the Bonds shall mean the nominal holder of the Bonds.

If the owners titles to the Bonds are not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the retirement money under the Bonds, the person authorized to receive the retirement money under the Bonds shall mean the Bonds owner.

Not later than on the 2 (second) working day before the date of the retirement of the appropriate part of the Bonds face value, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Bond Holders, including the following data:

a) full name of the party authorized to receive the retirement money under the Bonds.

b) the number of Bonds registered on the custody account of the party authorized to receive the retirement money under the Bonds;

c) location and mailing address of the party authorized to receive the retirement money under the Bonds;

d) bank account details of the party authorized to receive the retirement money under the Bonds, viz:

- account No.;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- bank identification code of the bank, with which the account is opened.

e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the retirement money under the Bonds;

f) indication of the tax status of the party authorized to receive the retirement money under the Bonds.

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall provide NDC with the necessary data in due time and independently monitor whether the data presented to NDC are complete and up-to-date. They also bear all risks related to failure to provide / provide in due time the required data.

Should the information necessary for the Issuer to perform its obligations under the Bonds fail to be submitted, or fail to be submitted in due time to the NDC, the execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to

demand any interest or any other compensation for such a delay in payment. In the cases provided for by the agreement with the National Depositary Centre, the Issuer is entitled to demand a confirmation of such data by data on registration of the title to the Bonds.
Not later than on the 1st (first) working day before the Date of Retirement of a Respective Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account.
On the basis of the List of Bond Owners and/or Nominal Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive retirement amounts for each part of the Bonds face value.
On the dates of the retirement of the respective part of the Bonds face value the Payment Agent transfers the appropriate monies to accounts of persons authorized to receive the retirement money for the respective part of the Bonds face value, who are included in the List of Owners and/or Nominal Holders of the Bonds. .
If one person is authorized to receive retirement money for the respective part of the Bonds face value for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
The Issuer's obligations in respect of retirement (of a part) of the face value shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank of the person receiving the payment.

There are no other terms of Bonds acquisition.

9.3. Procedure of determining the income payable under each Bond

The coupon yield is charged upon the outstanding part of the face value:

from the first to the twelfth coupon period - the outstanding part of the face value amounts to 100% of the face value;

from the thirteenth to the sixteenth coupon period - the outstanding part of the face value amounts to 75 % of the face value;

from the seventeenth to the twentieth coupon period - the outstanding part of the face value amounts to 50 % of the face value;

Coupon (interest) period		*Coupon (interest) yield*
Starting date	*Completion date*	
1. Coupon: First		
Bonds floatation starting date	*91st (Ninety first) day from the day floatation of the Bonds starts.*	*The coupon yield for the each coupon shall be determined according to the following formula:* *Kj = Cj * Nom * (T - T(j-1))/ 365/ 100%,* *where* *j is the sequence No. of the coupon period, j=1, 2, ...19, 20;* *Kj is the amount of the coupon yield under each Bond (roubles);* *Nom is the outstanding part of the face value of one Bond as of the date of the beginning of the j-th coupon period (roubles);* *C j is the amount of the interest rate of the j-th coupon, in per cent per annum;* *T(j-1) is the date of the beginning of the j-th coupon period;* *T(j) is the date of the end of the j-th coupon period.* *The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.* *The interest rate of the first coupon is determined at the Competition held on the Bonds floatation starting date, in compliance with the procedure provided for by Clause 8.3. of the Decision on the securities issue and Clause 2.7. of the Securities Offering Circular.*
2. Coupon: Second		
91st (Ninety first) day from	*182nd (One hundred eighty*	*The procedure of the determining the amount of the second*

the day floatation of the Bonds starts.	*second) day from the day floatation of the Bonds starts.*	*coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the second coupon is equal to the interest rate for the first coupon.*

3. Coupon: Third

182nd (One hundred eighty second) day from the day floatation of the Bonds starts.	*273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the third coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the third coupon is equal to the interest rate for the first coupon.*

4. Coupon: Fourth

273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.	*364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fourth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fourth coupon is equal to the interest rate for the first coupon.*

5. Coupon: Fifth

364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.	*455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fifth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fifth coupon is equal to the interest rate for the first coupon.*

6. Coupon: Sixth

455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.	*546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the sixth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the sixth coupon is equal to the interest rate for the first coupon.*

7. Coupon: Seventh

546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.	*637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the seventh coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the seventh coupon is equal to the interest rate for the first coupon.*

8. Coupon: Eighth

637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the eighth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eighth coupon is equal to the interest rate for the first coupon.*

9. Coupon: Ninth

728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the ninth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the ninth coupon is equal to the interest rate for the first coupon.*

10. Coupon: Tenth

819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.	*910th (Nine hundred tenth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the tenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the tenth coupon is equal to the interest rate for the first coupon.*

11. Coupon: Eleventh

910th (Nine hundred tenth)	*1001st (One thousand*	*The procedure of the determining the amount of the eleventh*

day from the day floatation of the Bonds starts.	*first) day from the day floatation of the Bonds starts.*	*coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eleventh coupon is equal to the interest rate for the first coupon.*

12. Coupon: Twelfth

1001st (One thousand first) day from the day floatation of the Bonds starts.	*1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the twelfth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the twelfth coupon is equal to the interest rate for the first coupon.*

13. Coupon: Thirteenth

1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the thirteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the thirteenth coupon is equal to the interest rate for the first coupon.*

14. Coupon: Fourteenth

1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.	*1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fourteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fourteenth coupon is equal to the interest rate for the first coupon.*

15. Coupon: Fifteenth

1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.	*1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fifteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fifteenth coupon is equal to the interest rate for the first coupon.*

16. Coupon: Sixteenth

1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.	*1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the sixteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the sixteenth coupon is equal to the interest rate for the first coupon.*

17. Coupon: Seventeenth

1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.	*1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the seventeenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the seventeenth coupon is equal to the interest rate for the first coupon.*

18. Coupon: Eighteenth

1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.	*1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the eighteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eighteenth coupon is equal to the interest rate for the first coupon.*

19. Coupon: Nineteenth

1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.	*1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the nineteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the nineteenth coupon is equal to the interest rate for the first coupon.*

20. Coupon: Twentieth

1729th (One thousand seven	*1820th (One thousand*	*The procedure of the determining the amount of the*

hundred twenty ninth) day from the day floatation of the Bonds starts.	*eight hundred twentieth) day from the day floatation of the Bonds starts.*	*twentieth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the twentieth coupon is equal to the interest rate for the first coupon.*

Should the date of payment of the coupon yield under any of the twenty coupons fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

On any day between the floatation start date and the Bonds retirement date (with the date of retirement of the last part of the Bonds face value) of this issue the accrued coupon yield (ACY) shall be determined according to the following formula:

$$ACY = Nom * Cj * (T - T(j-1))/(365*100\%),$$

j is the sequence No. of the coupon period, j=1,2, ...19, 20;

Nom is the outstanding part of the face value of one Bond as of the date of the ACY calculation (roubles);

C j is the amount of the interest rate of the j-th coupon, in per cent per annum;

T- current date;

T(j-1) is the date of the beginning of the j-th coupon period.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

The procedure of determining interest rates for the Bonds coupons:
1) The interest rate of the first coupon is determined by holding a Competition in the Exchange among potential buyers of Bonds on the Bonds floatation starting date, in compliance with the procedure provided for by Clause 8.3. of the Decision on issue and Clause 2.7. of the Securities Offering Circular.

2) The interest rate for the 2,3,4,5,6,7,8,9,10,11,12,13,14,15,16,17,18,19,20 coupons is equal to the interest rate for the first coupon.

The procedure of disclosing information on setting the interest rate after the approval of the Securities Offering Circular:

The announcement on taking the decision by the Issuer's authorized body on determining rates for the 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20 coupons of the Bonds shall be published by the Issuer in the form of the notification on essential facts "Data on accrued and/or paid yield under the Issuer's securities" and "Data on the timing of execution of the commitments to Issuer's securities holders" in the following procedure and within the following periods from the date of the determining the respective rate:
- ***on the news tape - within 1 (One) day;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;***
- ***in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.***

The notification shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) – within 30 days.
Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange of the taken decision in writing. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of the Exchange Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending email message to all the Participants of Trading.

9.4. Procedure and time of Bond Yield Payment, including the Procedure and time of Coupon Yield Payment.

Procedure and time of Interest (coupon) payment under the Bonds, including the time of each coupon payment:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the List of Bond Owners and/or Nominal Bond Holders for the coupon (interest) yield payment
Starting date	**Completion date**		

1. Coupon: First

Bonds floatation starting date.	*91st (Ninety first) day from the day floatation of the Bonds starts.*	*91st (Ninety first) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment .*

The procedure of the coupon (interest) yield payment:
The Bond coupon yield payment is effected in the currency of the Russian Federation by wire transfer to the persons indicated in the List of Bond Owners and/or Nominal Bonds Holders in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may authorize a Nominal Bond Holder (hereinafter referred to as the Holder) to receive the coupon yield to be paid under Bonds.

It is presumed that the Bond Holders are authorized to receive the coupon yield under Bonds. The Bond Holders and/or other persons not authorized by their clients to receive coupon yield amounts under the Bonds shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the Date of the Bonds Yield Payment, to the Depositary, the list of Bond Owners that must contain all the details indicated in the List of Bond Owners and/or Nominal Bond Holders, as described below.

The payment of the coupon yield under Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the 3rd (third) working day before the day of the Bonds coupon yield payment (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders for the purpose of the coupon yield payment).
Execution of obligations in respect of an owner who is such owner by the Date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the coupon yield payment is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the coupon yield payment . If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the coupon yield under the Bonds, the person authorized to receive the money under the Bonds shall mean the nominal holder of the Bonds. If the owner's title to the Bonds is not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the coupon yield under the Bonds, the person authorized to receive the coupon yield under the Bonds shall mean the Bonds owner.
If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the coupon yield amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

- *full official name/ full name of the Bond owner;*
- *number of Bonds held by the owner;*
- *full name of the party authorized to receive the Bonds retirement money;*
- *place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;*
- *bank account details of the party authorized to receive the Bonds retirement money;*
- *tax-payer's identification No. (TIN) of a Bond owner;*
- *tax status of a Bond owner;*

if a non-resident legal entity is a Bond owner:

- *individual identification No. (IIN) (upon availability);*

if a natural person is a Bond owner:

- *type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;*
- *No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);*
- *TIN of the Bonds owner (upon availability);*

- date of birth of the Bonds owner.

Within 2 (two) working days before the date of coupon yield payment under the Bonds, the Depositary shall provide the

Issuer and/or the Payment Agent with the List of Bond Owners and/or Nominal Bond Holders, made up by the Date of Making up the List of Bond Owners and/or Nominal Holders of the Bonds, containing the following data:
a) full name of the party authorized to receive the coupon yield amount under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the coupon yield amount under the Bonds;
c) location and mailing address of the party authorized to receive the coupon yield amount under the Bonds;
d) bank account details of the party authorized to receive the coupon yield amount under the Bonds, viz:
- account No.;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the coupon yield amount under the Bonds;
f) tax status of the party authorized to receive the coupon yield amount under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Owner or the Holder of the Bonds independently monitors the completeness and actuality of bank account details provided by it to the Depositary. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details provided by the owner or the nominal holder or available in the Depositary do not make it possible for the payment agent to effect money transfer in due time, then such a delay in performing the Issuer's obligations shall not be considered as a default. Then the Bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

At least 1 (one) working day before the date of coupon yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond owners and/or nominal holders of Bonds, provided by the Depositary, the payment agent calculates the amounts of money to be paid to each of the Bond owners and/or nominal holders of Bonds authorized to receive the coupon yield amounts under the Bonds.

On the date of payment of the coupon yield under the Bonds the Payment Agent shall transfer monies as payment the coupon yield amounts to the bank accounts of the owners and/or nominal holders of the Bonds indicated in the list of owners and/or nominal holders of the Bonds. If one person is authorized to receive Bond coupon yield for several Bond owners, then the entire amount is transferred to such a person without breakdown for each Bond owner. Bonds holders who are not owners of the Bonds transfer funds as payment of coupon yield amount to Bonds owners according to the procedure agreed upon between the Bonds holder and the Bonds owner.
The Issuer's obligations in respect of coupon yield payment shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank of the person receiving the payment.

2. Coupon: Second

91st (Ninety first) day from the day floatation of the Bonds starts.	*182nd (One hundred eighty second) day from the day floatation of the Bonds starts.*	*182nd (One hundred eighty second) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*

The procedure of the coupon (interest) yield payment:
The procedure of the second coupon yield payment is the same as the procedure of the first coupon yield payment.

3. Coupon: Third

182nd (One hundred eighty second) day from the day floatation of the Bonds starts.	*273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.*	*273rd (Two hundred seventy third) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working*

		fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	*day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the third coupon yield payment is the same as the procedure of the first coupon yield payment.*			

4. Coupon: Fourth

273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.	*364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.*	*364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the fourth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

5. Coupon: Fifth

364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts	*455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.*	*455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the fifth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

6. Coupon: Sixth

455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.	*546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.*	*546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*

		shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	
The procedure of the coupon (interest) yield payment: *The procedure of the sixth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

7. Coupon: Seventh

546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.	*637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.*	*637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment .*
The procedure of the coupon (interest) yield payment: *The procedure of the seventh coupon yield payment is the same as the procedure of the first coupon yield payment.*			

8. Coupon: Eighth

637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.*	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the eighth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

9. Coupon: Ninth

728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.*	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment .*

		interest or any other compensation for such a delay in payment.	

The procedure of the coupon (interest) yield payment:
The procedure of the ninth coupon yield payment is the same as the procedure of the first coupon yield payment.

10. Coupon: Tenth

819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.	***910th (Nine hundred tenth) day from the day floatation of the Bonds starts.***	***910th (Nine hundred tenth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the tenth coupon yield payment is the same as the procedure of the first coupon yield payment.

11. Coupon: Eleventh

910th (Nine hundred tenth) day from the day floatation of the Bonds starts.	***1001st (One thousand first) day from the day floatation of the Bonds starts.***	***1001st (One thousand first) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the eleventh coupon yield payment is the same as the procedure of the first coupon yield payment.

12. Coupon: Twelfth

1001st (One thousand first) day from the day floatation of the Bonds starts.	***1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.***	***1092nd (One thousand ninety second) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the twelfth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the twelfth coupon shall be paid at the same time with retirement of the 25% (twenty five per cent) of the face value of the issued Bonds.

13 Coupon: Thirteenth

1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.*	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: The procedure of the thirteenth coupon yield payment is the same as the procedure of the first coupon yield payment.			

14. Coupon: Fourteenth

1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.	*1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.*	*1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment .*
The procedure of the coupon (interest) yield payment: The procedure of the fourteenth coupon yield payment is the same as the procedure of the first coupon yield payment.			

15. Coupon: Fifteenth

1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.	*1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.*	*1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment .*
The procedure of the coupon (interest) yield payment: The procedure of the fifteenth coupon yield payment is the same as the procedure of the first coupon yield payment.			

16. Coupon: Sixteenth

1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.	*1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.*	*1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts. Should the date of payment*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working*

		of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	*day preceding the 3rd (third) working day before the day of Bond yield payment.*

The procedure of the coupon (interest) yield payment:
The procedure of the sixteenth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the sixteenth coupon shall be paid at the same time with retirement of the 25% (twenty five per cent) of the face value of the issued Bonds.

17. Coupon: Seventeenth

1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.	***1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.***	***1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the seventeenth coupon yield payment is the same as the procedure of the first coupon yield payment.

18. Coupon: Eighteenth

1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.	***1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.***	***1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the eighteenth coupon yield payment is the same as the procedure of the first coupon yield payment.

19. Coupon: Nineteenth

1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts	***1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.***	***1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day***

		whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	*of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the nineteenth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

20. Coupon: Twentieth

1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.	*1820th (One thousand eight hundred twentieth) day from the day floatation of the Bonds starts*	*1820th (One thousand eight hundred twentieth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the twentieth coupon yield payment is the same as the procedure of the first coupon yield payment.* *The yield on the twelfth coupon shall be paid at the same time with retirement of the 50% (fifty per cent) of the face value of the issued Bonds.*			

9.5. Possibility and Procedure of Pre-term Bonds Retirement
Pre-term retirement at the Issuer's discretion is afforded.

Date, before which Bonds cannot be presented for pre-term retirement:
Pre-term retirement of Bonds is permitted only after the registration of the report on the results of their issue.

Pre-term retirement of the Bonds at the Issuer's discretion shall be effected in respect of all Bonds of the issue. The acquisition of Bonds means that the acquirer agrees to their pre-term retirement at the Issuer's discretion in compliance with the conditions of the Decision on the securities issue and the Offering Circular.

Procedure of the pre-term retirement, including the term within which the Bonds can be retired ahead of schedule:
The Issuer may effect pre-term repayment of the Bonds on the 728th (Seven hundred twenty eighth) day from the starting date of the Bonds floatation. The decision on the pre-term retirement of the Bonds at the Issuer's discretion shall be taken by the Board of Directors of the Issuer company. Such a decision may be taken at least 30 (Thirty) days before the date of the pre-term retirement. If the decision on the pre-term retirement is taken, within 14 (Fourteen) working days before the date of such retirement the Issuer shall publish in the Izvestiya – Saint Petersburg newspaper, the following information:
- Issuer's name;
- the date of the pre-term retirement of the Bonds of the series;
- information on the value of the pre-term retirement;
- the procedure of the pre-term retirement.

In case of pre-term retirement, the Issuer shall pay to the Bondholder or to any other party authorized to receive the money from the retirement the face value of Bonds, accrued coupon yield under the bonds, calculated as of the date of fulfillment of commitments in respect of pre-term retirement of Bonds according to the procedure established by the

Decision on the securities issue and the Offering Circular and the bonus for early retirement of Bonds in the currency of the Russian Federation.
The amount of bonus to be paid in case of early retirement of a Bond will be 20 roubles per Bond.

Not later than 1 (One) working day before the date of the pre-term retirement of the Bonds, the Issuer shall *transfer moneys to the Payment Agent's account in the amount due to the Bonds owner and shall provide the Payment Agent with the data required to effect the pre-term retirement.*

A Bond owner, if it/he/she is not a depositor of the Depositary may authorize a Nominal Bond Holder (hereinafter referred to as the Holder) to receive the amounts of the Bonds pre-term retirement.

It is presumed that the Bond Holders are authorized to receive the amounts of the Bonds pre-term retirement.The Bond holders and/or other persons not authorized by their clients to receive pre-term retirement amounts under the Bonds shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the date of pre-term retirement under the Bonds, to the Depositary, the list of Bond owners that must contain all the details indicated in the List of Bond Owners and/or Nominal Bond Holders, as described below.

The payment of the pre-term retirement amount under Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the 3rd (third) working day before the day of the Bonds pre-term retirement (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders for the purpose of the Bonds pre-term retirement).

Execution of obligations in respect of an owner who is such owner by the Date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term retirement of Bonds is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term retirement of Bonds. If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the pre-term retirement money under the Bonds, the person authorized to receive the pre-term retirement money under the Bonds shall mean the nominal holder of the Bonds. If the owner's title to the Bonds is not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the pre-term retirement money under the Bonds, the person authorized to receive the pre-term retirement money under the Bonds shall mean the Bonds owner.

If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the pre-term retirement amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

- *full official name/ full name of the Bond owner;*
- *number of Bonds held by the owner;*
- *full name of the party authorized to receive the Bonds pre-term retirement money;*
- *place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;*
- *bank account details of the party authorized to receive the Bondspre-term retirement money;*
- *tax-payer's identification No. (TIN) of a Bond owner;*
- *tax status of the Bonds Owner;*
- *registration cause code (KPP)*

if a non-resident legal entity is a Bond owner:

- *individual identification No. (IIN) (upon availability);*
- *if a natural person is a Bond owner:*
- *type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;*
- *No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);*
- *TIN of the Bonds owner (upon availability);*
- *date of birth of the Bonds owner.*

Not later than on the 2 (second) working day before the date of Bonds pre-term retirement money payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term Bonds retirement, including the following data:

a) full name of the party authorized to receive the Bonds pre-term retirement money;

b) the number of Bonds registered on the custody account of the party authorized to receive the pre-term retirement money under the Bonds;

c) location and mailing address of the party authorized to receive the pre-term retirement money under the Bonds;

d) bank account details of the party authorized to receive the pre-term retirement money under the Bonds, viz:

- *account No.;*
- *name of the bank, with which the account is opened;*
- *correspondent account of the bank, with which the account is opened;*
- *bank identification code of the bank, with which the account is opened;*

e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the pre-term retirement money under the Bonds;

f) tax status of the party authorized to receive the pre-term retirement money under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.);

The Owner or the Holder of the Bonds independently monitors the completeness and actuality of bank account details provided by it to the Depositary. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details provided by the Owner or the nominal holder or available in the Depositary do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay in performing the Issuer's obligations shall not be considered as a default. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

At least 1 (one) working day before the date of pre-term Bonds retirement, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Owners and/or Nominal Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Owners and/or Nominal Bond Holders authorized to receive Bond pre-term retirement amounts.

On the date of payment of the pre-term Bond retirement amount the Payment Agent shall transfer monies as payment of the pre-term retirement amounts to the bank accounts of the Owners and/or nominal holders of the Bonds indicated in the List of Owners and/or Nominal Holders of the Bonds.

If one person is authorized to receive Bond pre-term retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Bonds holders who are not owners of the Bonds transfer funds as payment of pre-term retirement to Bonds Owners according to the procedure agreed upon between the Bonds Holder and the Bonds Owner.
Issuer's obligations to pay the respective amount of pre-term retirement under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the pre-term retirement amount in favour of the Bond Holders.
Should the date of pre-term retirement of the Bonds fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The Bonds Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

After the Issuer performs the obligations of Bonds pre-term retirement, NDC shall write off the retired Bonds from the account of the NDC's depositor and shall enter the Bonds to the respective section of the issue custody account for accounting of the retired Bonds in NDC.
It is presumed that nominal holders who are NDC's depositors – are duly authorized to receive money of pre-term retirement under the Bonds and/or effect other actions required for pre-term retirement of the Bonds in favour of Bond Owners.

After the Issuer's pre-term retirement of the Bonds the Issuer shall publish information on the timing of commitment execution.

The said information (including the number of the retired Bonds) shall be published within the following periods from the completion date of the period for the commitment execution:
- *on the news tape - within 1 day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 days;*
- *in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) – within 30 days.*

9.6. Data on the Bonds payment agents

Repayment and payment of income under the Bonds is effected by the Issuer with the aid of the Payment Agent.
Full official name: *National Depositary Centre Nonprofit Partnership*
Abbreviated official name: *NDC*
Place of business: *1/13 Sredniy Kislovskiy per., building 4, Moscow*

Mailing address: *1/13 Sredniy Kislovskiy per., building 4, Moscow, 125009*
No. of the license of a professional participant of the securities market for depositary operations: ***177-03431-000100***
Date of license issue: ***4.12.2000***
Validity period of license: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

The duties of Payment agent are:

- ***To transfer monies, on behalf and for the account of the Issuer, to the parties stated in the List of Bond Holders for the purpose of getting coupon yield/ retirement monies to the amount, within the time and according to the procedure established by the Decision on the Securities Issue and the agreement between the Issuer and the Payment Agent.***
- ***Issuer's monies intended for the Payment Agent to effect retirement of the Bonds or coupon yield payment under the Bonds shall be pre-transferred by the Issuer to the details of the bank account indicated by the Payment Agent according to the procedure and within the time established by the Decision on the Securities Issue and the agreement between the Issuer and the Payment Agent.***
- ***To provide Depositary's depositors and all parties concerned with information on the timing and terms of the payment of the coupon yield under the Bonds and/or Bonds retirement by publishing such information on the official web site of Depositary at the address: www.ndc.ru.***
- ***Observe confidentiality in respect of the information received by the Payment Agent in connection with performing its obligations, unless such information is generally accessible or is to be disclosed according to the standard acts of the Russian Federation.***

The Issuer may appoint other payment agents and cancel such appointments. Official notice of the Issuer on appointing extra payment agents and on cancelling such appointments shall be published by the Issuer on the news tape and the web page at the address. http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html within 5 (five) before the date of such appointments or their cancellation.

9.7. Data on the actions of the Bonds holders and on the procedure of disclosing information in case of default under the Bonds

Non-performance of Issuer's obligations under the Bonds shall be considered as a material breach of the terms of the contract of loan (default) in case of:

- ***- a delay in the performance of an obligation to pay an interest (coupon) due under the Bonds by more than 7 (seven) days or refusal to perform such an obligation;***
- ***a delay in the performance of an obligation to pay the principal amount of debt under the Bonds by more than 30 (thirty) days or refusal to perform such an obligation.***

Performance of respective obligations with a delay, however, within the timing set forth, shall be considered a technical default.

Sanctions imposed on the Issuer in case of failure to fulfil or failure to duly fulfil the obligations under the Bonds by the Issuer:

In case of Issuer's failure to fulfil or failure to duly fulfil the obligations under the Bonds, fines and sanctions applicable to the Issuer shall be determined in accordance with the active law.

Procedure of presenting a demand to the issuer or parties bearing joint or secondary liability under the obligations of the issuer in the event of issuer's failure to fulfil or to duly fulfil the obligations under the bonds:

In case of Issuer's failure to fulfil or to completely fulfil the obligations in respect of partial payment (retirement) of the Bonds face value and/or payment of coupon yield under the Bonds the Bond Owners are entitled to demand that the Warrantor pays the respective part of the face value and/or the coupon yield under the Bonds.

To exercise its rights to Bonds collateral, the owner or the Bonds Holder on behalf of the Bonds owner – according to the agreement between the owner and the Bonds Holder – shall take the following actions:

1) Submit to the Depositary instructions for a transfer of the Bonds, the respective part of the face value of which is to be retired (paid), to the section of its custody account intended for blocking the Bonds for payment (retirement) of the respective part of the face value of the Bonds, and present to the Warrantor a written request to retire and/or pay the coupon yield under the Bonds, stating the following information:

- full name of the party authorized to receive the retirement money and/or coupon yield amount under the Bonds.

If the owner's title to the Bonds is taken into account by the Bonds holder and the Bonds holder is authorized to receive the amounts of payment (retirement) of the respective part of the face value of the Bonds and/or the coupon yield on the Bonds then the full name of the Bonds holder shall be indicated.

If the owner's title to the Bonds is not taken into account by the Bonds holder and/or the Bonds holder is authorized by the owner to receive the amounts of payment (retirement) of the respective part of the face value of the Bonds and/or the coupon yield on the Bonds then the full name of the Bonds owner (full personal name for an individual) shall be indicated.

- number and details (type, series, date and the state registration No.) of Bonds registered on the custody account of the party authorized to receive the amounts of payment (retirement) of the respective part of the Bonds face value and/or the coupon yield under the Bonds;

- location and mailing address of the party, authorized to receive amounts of payment (retirement) of the respective part of the Bonds face value and/or the coupon yield under the Bonds;

- name and bank account details of the party, authorized to receive amounts of payment (retirement) of the respective part of the Bonds face value and/or the coupon yield under the Bonds (No. of the account, name of the bank, with which the account is opened, correspondent account of the bank, with which the account is opened, bank identification code of the bank, with which the account is opened);

- tax-payer's identification No. (INN, or TIN) of the party, authorized to receive amounts of payment (retirement) of the respective part of the Bonds face value and/or the coupon yield under the Bonds;

- tax status of the party authorized to receive the amounts of payment (retirement) of the respective part of the Bonds face value and/or the coupon yield under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

- essence of Issuer's outstanding liabilities:

"The Issuer has not paid to the Bonds Owner or has not paid to the entire amount and within the time established by the Decision on Securities Issue and the Offering Circular the principal debt when retiring the first, second or third parts of the face value of the Bonds";

"The Issuer has not paid to the Bonds Owner or has not paid to the entire amount and within the time established by the Decision on Securities Issue and the Offering Circular the coupon yield in the form of an intrerest of the respective part of the face value of the Bonds".

The Demand to Fulfil the Obligations shall be presented to the Warrantor no later than 90 (Ninety) days from the respective due date of Issuer's obligations execution in respect of the Bonds Owner sending such a demand to fulfil the obligations.

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds. If a request to retire the respective part of the face value of the Bonds is presented, enclosed to the Demand to Fuilfil the Obligation shall be a copy of NDC's report (certified by NDC or by the nominal holder, who is a depositor of NDC) on the transfer of the Bonds to the section of the custody account intended for blocking the securities in case of retirement;

A request presented by an owner who is a legal entity, or on behalf of the owner by the Bonds Holder must be signed by the manager and chief accountant and certified by the official seal of the person authorized to receive the amounts of payment (retirement) of the respective part of the face value of the Bonds and/or the coupon yield on the Bonds. If the person presenting the request is an individual, such a request shall be signed by such a person and his/her signature shall be certified by a notary.

A request shall be presented to the Warrantor in his/her/its location or shall be sent to the Warrantor's mailing address by registered mail, by messenger mail or express mail.

2) The Warrantor shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days established by Clause 3.3.4. of the Offer. The Warrantor is entitled to express any objections against the Demand to Fulfil the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.
Demands to Fulfil the Obligations presented to the Warrantor later than 90 (ninety) days from the respective due Date of Issuers Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfil the Obligations shall not be considered.

3) If the Warrantor chooses to satisfy the Demand to Fulfil the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (Thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Demand to Fulfil the Obligations.

As to the Bonds, Demands in respect of which have been satisfied or retirement of which has been declined, the Company shall send information on satisfaction of the Demand or on declining to satisfy the Demand to NDC (stating the designation, fill name of the owner, number of Bonds, and name of the Depositary where a custody account is opened for the owner).

The acquisition of Bonds means that the acquirer of Bonds makes a contract under which a security of the Bonds issue is provided under the terms and conditions stated in Clause 12 of the Decision of the Securities Issue. The contract under which a security of the Bonds issue is provided under terms and conditions stated in Clause 12.2. of the Decision

on the Securities Issue shall be deemed executed from the moment of accrual of their first owner's right to the Bonds. In this, the written form of the contract shall be deemed complied with. With the passage of the title to the Bond, the acquirer also receives the rights ensuing from such security in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bonds.

The collateral shall become valid from the moment the title of the first owners of the Bonds to such Bonds arises and shall be valid until the Issuer and/or the Warrantor fulfils all the obligations of payment (retirement) of all parts of the face value and payment of the coupon yield under the Bonds.

Creditor's rights under the obligations of payment (retirement) of the respective part of the face value and/or payment of the coupon yield under the Bonds shall pass to the Warrantor, who has fulfilled for the Issuer the above obligations according to the procedure and on the conditions provided for by Clause 9.7. of the Decision of Securities Issue, to the extent, to which the Warrantor has met the requirements of the Bonds owners and Holders authorized to receive the amount of the retirement of the respective part of the face value and/or the coupon yield under the Bonds. The register of requests presented to the Warrantor and the documents confirming the transfer of funds by the Warrantor for the payment of the respective part of the face value of the Bonds and/or the coupon yield under the Bonds shall serve as the documents confirming the creditor's rights.

Procedure of bringing an action to the court or court of arbitration (jurisdiction and limitation period):

In case the Issuer's failure to fulfil the obligations under the Bonds or the delay in execution of the appropriate obligations (default), Bond Owners may apply to the court (court of arbitration or court of general jurisdiction), suing the Issuer and demanding to retire a respective part of the Bond's face value and/or to pay the income accrued on it, as well as to pay interest for failure to retire the Bonds in due time in compliance with article 811 of the Civil Code of RF.

In accordance with article 196 of the RF Civil Code, the total length of the limitation period is three years. According to article 200 of the Russian Federation Civil Code, the limitation period commences from the day the person learns or must have learnt of a breach of its right.

Court jurisdiction of civil cases is established by article 22 of the Civil Code of Practice of the Russian Federation. In accordance with the said article, courts of general jurisdiction examine and decide on statements of claims with the participation of individuals, companies, state authorities and local government bodies concerning the protection of infringed or contested rights, freedoms and legal interests in connection with disputes that arise from civil, family, labour, housing, land, environmental and other legal relationships.

Arbitration court jurisdiction of cases is established by article 27 of the Arbitration Code of Practice of the Russian Federation. In compliance with the said article, the jurisdiction of the court of arbitration includes cases related to economic disputes and other cases connected with business and other economic activities. Courts of arbitration settle economic disputes and examine other cases with the participation of organizations with the status of legal entities, citizens doing business without forming a legal entity and having the status of an individual entrepreneur acquired according to the procedure established by the law and, in the cases provided for by the code and other federal laws, with the participation of the Russian Federation, entities of the Russian Federation, municipal units, state authorities, local government bodies, other authorities, officials, units having no status of a legal entity and citizens having no status of an individual entrepreneur.

Procedure of disclosing information on failure to fulfil or to duly fulfil the obligations of retirement and/or yield payment under the Bonds:

The Issuer shall publish the notice on a default under the Bonds not later than 5 (Five) days from the moment of the occurrence of a default, on the news tape and on the web-page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html/

The report shall include the following data:

scope of the commitments that have not been fulfilled;

cause of failure to fulfil the obligations;

list of possible actions of Bond Owners to satisfy their claims.

The notice on the Issuer's execution or delay in execution of obligations concerning payment (retirement) of the respective part of the Bond's face value shall be published in the form of the notification on essential fact "Data on the timing of Issuer's execution of its commitments to securities holders" in the following procedure and within the following periods from the due date of execution of the appropriate obligation:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

The notice on the Issuer's execution or on the delay in execution of obligations to pay coupon yield under the Bonds shall be published in the form of notification on the essential fact "Data on accrued and/or paid yield under the Issuer's

securities" and "Data on the timing of Issuer's execution of its commitments to securities holders" within the following periods from the due date of execution of the appropriate obligation:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

10. Data on acquisition of Bonds

Form and Procedure of Bonds acquisition:
The possibility of Bonds acquisition by the Issuer under the agreement with the Bond owner (owners), such bonds being available for further circulation until the repayment deadline (the repayment date of the last part of the Bonds face value).

The possibility of Bonds acquisition by the Issuer under the agreement with the Bond owners:
The Board of Directors of the Issuer may take some decisions on Bonds acquisition in compliance with its Articles of Association (Charter). Such a decision shall be taken by the Issuer's Board of Directors with confirmation of the price, time and procedure of Bonds acquisition, including the procedure of payment for acquired Bonds.
Bonds acquisition timing and procedure of determining it:
The Issuer effects Bonds acquisition under the agreement with the Bond owners within the period determined according to the appropriate decision of the Issuer's authorized body.

The time of Bonds acquisition cannot be earlier than the date of registration of the Report on the results of the securities issue.

Procedure of Issuer's Disclosing Information on Bonds acquisition:

The report to the Bonds Owners on the decision taken by the Issuer's Board of Directors on the Bonds acquisition upon agreement with their owners shall be published within 5 (Five) days from the date the Issuer takes the respective decision, but not later than 7 (Seven) days before the period of the proposal adoption on Bonds acquisition as follows:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

-

The report to the Bonds owners on the decision taken by the Issuer's board of Directors on the Bonds acquisition shall contain the following information:

- date of taking the decision on acquisition of the Bonds ;

- identification characteristics of Bonds, state registration No. and date of the state registration of the Bonds issue;

starting date of issued Bonds acquisition by the Issuer;

final date of issued Bonds acquisition by the Issuer;

- price of issued Bonds acquisition or the procedure of determining it;

- number of Bonds acquired;

- procedure of Bonds acquisition, including the period of submitting applications for acquisition,

- form and time of payment;

If the Issuer buys Bonds, they are entered on the custody account of the Issuer with the depositary dealing with the accounting of rights to the Bonds.
Later, the Bonds bought by the Issuer may be issued for circulation again, before the expiry of the retirement period, to the secondary market (provided the Issuer observes the requirements of the legislation of the Russian Federation).
If Bonds owners accept a proposal of Bonds acquisition by the Issuer in respect of a larger number of Bonds than stated in such a proposal, the Issuer shall acquire the Bonds from the owners in proportion to the presented requests, observing the condition of acquiring only whole Bonds.

There are no other terms of Bonds acquisition.

The announcement on the execution of obligations of the Issuer to buy the Issuer's Bonds shall be published in the form of the notification on essential fact "Data on the timing of execution of the commitments to Issuer's securities holders" within the following periods from the due date of execution of the appropriate obligation:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

11. The procedure of the Issuer's disclosing information on the issue (extra issue) of securities in compliance with the RF legislation and the Standards for the securities issue and registration of Securities Offering Circulars

The Issuer shall disclose the information on the Bonds issue in compliance with the requirements of the Federal Law "On the securities market", the Standards for the securities issue and registration of the Offering circulars approved by Order No. 05-4/pz-n of the Federal Service for Financial Markets of Russia, dated 16.03.2005 and the Provisions on the disclosing information by the Issuers of the issued securities, approved by Order No. 05-5/pz-n of the Federal Service for Financial Markets of Russia dated 16.03.2005 (hereinafter referred to as the Provisions).

In the event of any changes in the legislation of the Russian Federation regulating the procedure and timing of information disclosure by securities issuers, the Issuer shall be guided by the laws applicable as of the moment of information disclosure.

The Issuer must disclose information in the form of a quarterly report and statements of essential facts (events, actions) affecting its financial and economic activities.

a) The announcement on taking the decision by the Issuer's authorized body on the Bonds floatation shall be published by the Issuer in the form of the notification on the essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date of making up the respective Minutes:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

b) The announcement on approving the Decision on the securities issue by the Issuer's authorized body shall be published by the Issuer in the form of the notification on the essential fact "Data on taking the decision on the securities issue by the Issuer's authorized body" in the following procedure and within the following periods from the date of making up the respective Minutes:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

c) The report on the State registration of the securities issue and on the procedure of access to the information shall be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date on which the Issuer received written notice of the registering authority on the State registration of the securities issue:

- *on the news tape - within 1 (One) day;*
- *on the Issuer's web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

Within 3 (Three) days from the day of Issuer's receiving a written notice of the registering authority regarding the state registration of the securities issue, the Issuer shall publish the text of the registered Offering Circular on the Web-page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html.

The text of the registered Offering Circular will be accessible in the Internet from the day of its publication till the expiry of 6 months from the day of publishing of the registered Report on the results of the securities issue in the Internet.

d) The Issuer shall ensure access to the information contained in the registered Decision on the Securities Issue and the Offering Circular by providing to all interested parties the possibility of getting familiarized with the registered Decision on the Securities Issue and the Offering Circular and get copies of the said documents at the following addresses:

OJSC N.W.Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Tel: ***(812) 719-92-35***
Fax: ***(812) 719-94-94***

OJSC JSCB "Svyaz-Bank"
Place of business: ***7, ul. Tverskaya, Moscow, 125375, Russia***
Telephone: ***(495) 771-32-60***
Fax: ***(495) 975-24-66***
The Issuer must provide the copies of the said documents to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of the said documents within 7 (seven) days from the date the demand is presented.

e) The Issuer shall publish information on the Date of the Bonds floatation start in the following procedure and within the following periods:

- ***on the news tape at least 5 (Five) days in advance of the Bonds' floatation start date***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html) -at least 4 (Four) days in advance of the Bonds' floatation starting date.***

f) Should the Issuer decide on a revision of the starting date of the Bonds floatation, information on which has been disclosed as described above, the Issuer shall publish an information on the revision of the starting date of the Bonds floatation on the news tape and on the Web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html) -at least 1 (One) day in advance of such date.

g) The announcement on taking the decision by the Issuer's authorized body on determining rates for the 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20 coupons of the Bonds shall be published by the Issuer in the form of the notification on essential facts "Data on accrued and/or paid yield under the Issuer's securities" and "Data on the timing of execution of the commitments to Issuer's securities holders" in the following procedure and within the following periods from the date of the determining the respective rate:

- ***on the news tape - within 1 (One) day;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;***
- ***in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.***

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.
Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange of the taken decision in writing. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of the Exchange Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending email message to all the Participants of Trading.

h) If the Issuer takes a decision to introduce any amendments and/or additions to the Decision on the Issue of Securities and/or the Offering Circular and/or if the Issuer receives a written order (prescription, injunction) of a state agency authorized to take a decision on suspending the floatation of securities in compliance with the legislation of the Russian Federation (hereinafter referred to as the authorized state authority), the Issuer shall suspend the floatation of Bonds and shall publish information on suspending the floatation of Bonds.
Information on Suspending the Floatation of Bonds shall be published by the Issuer within the following time from the date of making up the minutes of the meeting (session) of the Issuer's authorized body, at which the decision was taken to introduce amendments and/or additions to the Decision on the Issue of Securities and/or the Offering Circular or from the date, on which the Issuer receives a written order (prescription, injunction) of the authorized state agency to suspend the floatation of Bonds:

- ***on the news tape - within 1 (One) day;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;***
- ***in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.***

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

i) After the registration of amendments and/or additions to the Decision on the Issue of Securities and/or the Offering Circular, after taking a decision on refusal to register such amendments and/or additions or receiving a written notification (ruling, decision) of the authorized state agency on permission to resume the floatation of Bonds (on termination of the validity of the grounds for suspension of Bonds floatation), the Issuer shall publish information on resuming the floatation of Bonds.
Information on resuming the floatation of Bonds shall be published by the Issuer within the following time from the date on which the Issuer received written notice of the registering authority on the State registration of the amendments and/or additions to the Decision on the Issue of Securities and/or the Offering Circular or taking a decision on refusal to register such amendments and/or additions or the date of the Issuer receiving a written notification (ruling, decision) of the authorized state agency on permission to resume the floatation of Bonds (on termination of the validity of the grounds for suspension of Bonds floatation).

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

The report shall be published on the Internet and in mass media after the publication on the news tape.

Additionally the Issuer shall send the appropriate announcement to the registering authority.
It is not permitted to resume the floatation of Bonds prior to publishing the information on resuming the floatation of Bonds in a periodical.

l) The report on the completion of the Bonds floatation shall be published within the following periods from the last day of the floatation period determined by the Decision on the securities issue, and if all the Bonds are floated before the expiry of this period – from the date of the floatation of the last bond of the Issue:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*

m) The information on the State registration of the Report on the results of the securities issue shall be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date of the State registration of the report on the results of the securities issue.

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.
Within 3 (Three) days from the day of Issuer's receiving a written notice of the registering authority regarding the state registration of the Report on the results of the securities issue, the Issuer shall publish the text of the registered Report on the results of the securities issue on the Web-page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html.
The text of the registered Report on the results of the securities issue shall be accessible in the Internet till the expiry of 6 months from the day of its publishing in the Internet.
The Issuer shall ensure access to the information contained in the registered Report on the results of the securities issue by providing to all interested parties the possibility of getting familiarized with the registered Report on the results of the securities issue and get copies of the said document at the following addresses:
OJSC N.W.Telecom
Place of business: ***14/26, ul. Gorokhovaya, St. Petersburg, 191186***
Tel: ***(812) 719-92-35***
Fax: ***(812) 719-94-94***

OJSC JSCB "Svyaz-Bank"
Place of business: ***7, ul. Tverskaya, Moscow, 125375, Russia***
Telephone: ***(495) 771-32-60***
Fax: ***(495) 975-24-66***
The Issuer must provide the copies of the said documents to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of the said documents within 7 (seven) days from the date the demand is presented.

n) II case the issue is recognized as failed or invalid the Issuer shall publish such information in the form of the notification on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date of receiving a written notification (ruling, decision) of the authorized state body on acknowledgement of an issue as failed or invalid:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

o) The report to the Bonds Owners on the decision taken by the Issuer's Board of Directors on the Bonds acquisition *upon agreement with their owners shall be published within 5 (Five) days from the date the Issuer takes the respective decision, but not later than 7 (Seven) days before the period of the proposal adoption on Bonds acquisition as follows:*

- *on the news tape - within 1 (One) day;*
- *on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report to the Bonds owners on the decision taken by the Issuer's board of Directors on the Bonds acquisition shall contain the following information:

- date of taking the decision on acquisition of the Bonds ;

- identification characteristics of Bonds, state registration No. and date of the state registration of the Bonds issue;

- *starting date of issued Bonds acquisition by the Issuer;*
- *final date of issued Bonds acquisition by the Issuer;*

- price of issued Bonds acquisition or the procedure of determining it;

- number of Bonds acquired;

- procedure of Bonds acquisition, including the period of submitting applications for acquisition,

- form and time of payment

p) The announcement on the execution of obligations of the Issuer to buy the Issuer's Bonds shall be published in the form of the notification on essential fact "Data on the timing of execution of the commitments to Issuer's securities holders" within the following periods from the due date of execution of the appropriate obligation:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

q) The decision on the pre-term retirement of the Bonds at the Issuer's discretion shall be taken by the Board of Directors of the Issuer company. Such a decision may be taken at least 30 (Thirty) days before the date of the pre-term retirement. If the decision on the pre-term retirement is taken, within 14 (Fourteen) working days before the date of such retirement the Issuer shall publish in the Izvestiya – Saint Petersburg newspaper, the following information:

- Issuer's name;

- the date of the pre-term retirement of the Bonds of the series;

- information on the value of the pre-term retirement;

- the procedure of the pre-term retirement.

r) After the Issuer's pre-term retirement of the Bonds the Issuer shall publish information on the timing of commitment execution. The said information (including the number of the retired Bonds) shall be published within the following periods from the completion date of the period for the commitment execution:

- *on the news tape - within 1 day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 days;*
- in the Izvestiya – Saint Petersburg newspaper – within 5 days;
- *in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) – within 30 days.*

s) The Issuer shall publish the notice on a default under the Bonds not later than 5 (Five) days from the moment of the occurrence of a default, on the news tape and on the web-page at the address: http://www.nwtelecom.ru/pubsas/test--

C7740C3BCBAA11D5AE4B0050045260BB/index.html/
The report shall include the following data:

- ***scope of the commitments that have not been fulfilled;***
- ***cause of failure to fulfil the obligations;***
- ***list of possible actions of Bond Owners to satisfy their claims.***

t) The notice on the Issuer's execution or delay in execution of obligations concerning payment (retirement) of the respective part of the Bond's face value shall be published in the form of the notification on essential fact "Data on the timing of Issuer's execution of its commitments to securities holders" in the following procedure and within the following periods from the due date of execution of the appropriate obligation:

- ***on the news tape - within 1 (One) day;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;***
- ***in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.***

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

u) The notice on the Issuer's execution or on the delay in execution of obligations to pay coupon yield under the Bonds shall be published in the form of notification on the essential fact "Data on accrued and/or paid yield under the Issuer's securities" and "Data on the timing of Issuer's execution of its commitments to securities holders" within the following periods from the due date of execution of the appropriate obligation:

- ***on the news tape - within 1 (One) day;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;***
- ***in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.***

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

v) Should any other essential fact concerning the financial and economic operation of the Issuer occur, then such information shall be published by the Issuer in compliance with the legislation of the Russian Federation effective as of the moment of the occurrence of the respective essential fact.

w) Official notice of the Issuer on appointing extra payment agents and on cancelling such appointments shall be published by the Issuer on the news tape and the Issuer's web site at the address. http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html within 5 (five) before the date of such appointments or their cancellation.

x) If the data of the party providing security for the issue's Bonds has changed and in case of a change of conditions of ensuring fulfilment of obligations under the Bonds for reasons beyond the control of the Issuer or owners of secured Bonds, such as restructuring, winding up, or bankruptcy of the party that has provided the security, the Issuer shall publish such information within the following dates from the date of occurrence of such event:

- ***on the news tape - within 5 (Five) days;***
- ***on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - after publication of the report on the news tape.***

y) If there is any information that may have a significant effect on the value of the Issuer's securities (listed in Clause 8.6. of the Provisions on Information Disclosure by Securities Issuers approved by the Order No. 05-5/pz-n of the Federal Service for the Securities Market of Russia dated 16.03.2005), then such information shall be disclosed by the Issuer within the following periods from the moment of the occurrence of such event:

- ***on the news tape - within 1 day;***
- ***on the Issuer's web page at the address: http://www.nwtelecom.ru/pubsas/test--***

C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days; The disclosed information must be available within more than 6 months from the day of its publication in Internet.
Prior to sending the information to an information agency to include it in the newsreel, such information shall be sent to the Organizer of Trading in the Securities Market.

Any information that may have a significant influence on the value of publicly floated and/or publicly circulating Issuer's securities shall be published by the Issuer on the news tape prior to its disclosure by any other way.
A copy of the information sent by the Issuer to an information agency for publishing in the news bulletin shall be sent to the authorized registration authority, whose powers include the registration of the issue of the Issuer's securities, by mail or otherwise in compliance with the requirements of the law during the same day.

The reports on essential facts and data that may have a significant effect on the value of the Issuer's securities shall be sent by the Issuer to the registering authority not later than 5 (five) days from the moment of the occurrence of such fact. The text on the notice on the essential fact shall be accessible on the web-page till the expiry of 6 months from the day of its publishing.

y) If acquisition of Bonds by the Issuer through the Stock Exchange according to the procedure provided for by the Decision on Securities Issue and the Offering Circular is impossible or does not comply with the requirements of the RF legislation, the Issuer shall take a decision on an organizer of trading in the securities market, through whom the Issuer will make transactions of Bonds acquisition.

In such a case, acquisition of Bonds by the Issuer will be effected in accordance with the standard documents regulating the activities of such an organizer of trading in the securities market, and the Issuer, simultaneously with the notification on determining the coupon rate, shall publish information on the organizer of trading in the securities market, through whom the Issuer will make transactions of Bonds acquisition within the following time starting from the date of making up the minutes of the meeting of the Issuer's authorized body that took the decision on determining the amount of the respective coupon (amounts of the respective coupons) under the Bonds:
- on the news tape - within 1 (One) day;
- on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;

12. Data of Ensuring Fulfilment of Commitments under the Bonds of the Issue
12.1. Data on the party providing surety for obligations under Bonds

Full official name: *NWT-Finance Limited Liability Company*
Abbreviated official name: *NWT-Finance LLC*
Warrantor's location: *26 ul. B. Morskaya, office 422, St. Petersburg, 191186*
date of the Warrantor's state registration: *11.10.2004*
Basic state registration No: *1047855105650*

State whether the party providing a collateral for the bonds has or assumes the obligation of disclosing information on its financial and economic activities, including that in the form of a quarterly report and statements of essential facts (events, actions) affecting its financial and economic activities. *There is no disclosure obligation*

12.2. Conditions of Ensuring Fulfilment of Commitments under the Bonds

Type of security (method of security provided): *Surety*

Amount of security (roubles): *2,000,000,000 (Two billion) roubles, as well as the aggregate coupon yield under 2,000,000 (Two million) Bonds.*

Terms of security and procedure of exercising the rights of Bond Owners under the provided security:

OFFER
of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue

St. Petersburg *20th September 2006*

1. Terms and definitions.

1.1. Offer - this OFFER.
1.2. Company - NWT-Finance Limited Liability Company
1.3. "Bonds" - series 04 documentary interest-bearing bonds, payable to bearer, non-convertible, with obligatory centralized care, all in all 2,000,000 (two million), with the face value of 1,000 (one thousand) roubles each, issued by the Issuer in compliance with the Documents of the Issue.
1.4. "Documents of the Issue" - Decision on the Securities Issue, Offering Circular and Certificate of Bonds.
1.5. "Issuer" - Open Joint-Stock Company "North-West Telecom"
1.6. "Federal Service" – Federal Service for Financial Markets (FSFR of Russia).
1.7. "Event of Default" - an event described in Clause 3.1. of the Offer.
1.8. "Issuer's Obligations" - obligations of the Issuer to Bond Owners as defined in Clause 3.1. of the Offer.
1.9. "Limit Amount" -2,000,000,000 (two billion) roubles, as well as the amount comprising the aggregate coupon yield under 2,000,000 (two million) Bonds.
1.10. "Issuer's Obligations Execution Time" - any of the times indicated in Clause 3.1. of the Offer.
1.11. "Volume of Outstanding Obligations" - the volume, in which the Issuer has not fulfilled the Issuer's obligations.
1.12. "Demand to Fulfil the Obligations" - a demand of the Bond Owner to the Company, meeting the conditions of Clauses 3.3. of the Offer.
1.13. "NDC" - National Depositary Centre Non-Profit Partnership acting as the Bonds depositary.

2. Subject-Matter and Nature of the Offer. Offer Acceptance Terms

2.1. This is the Offer of the Company to any party intending to acquire Bonds to enter into a contract with the Company on provision by the Company of a security in the form of a surety for the purposes of the bonds issue in compliance with the legislation, Articles of Association of the Company and terms of the Offer.

2.2. This Offer is a public offer and expresses the will of the Company to enter into a contract of guarantee with any acquirer of Bonds on the terms and conditions indicated in the Offer.

2.3. This Offer is irrevocable, i.e. it cannot be revoked during the period established for acceptance of the Offer.

2.4. All terms of the Offer are to be fully included in the Documents of the Issue. The Offer shall be considered as received by the addressee at the moment the Issuer provides all potential acquirers of Bonds with the possibility of access to the information on the Bonds issue contained in the Documents of the Issue and to be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on the conditions and within the time established by the Documents of the Issue. The acquisition of Bonds means that the acquirer of Bonds makes a contract of guarantee with the Company, under which the Company undertakes to the acquirer of Bonds to answer for the Issuer's execution of its obligations to the Bonds acquirer on the conditions established by the Offer. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

3. Obligations of the Company. Procedure and Terms of Fulfilling Them.

3.1. The Company assumes responsibility for the Issuer's execution of its obligations related to the payment of all the parts of the Bonds face value and coupon yield under the Bonds to Bond Owners, on the following conditions:
The limit liability of the Company under the Issuer's obligations is restricted by the Limit Amount.
The Company's responsibility under the Issuer's Obligations shall be joint and several.
The Company undertakes to fulfil the Issuer's Obligations for the Issuer where the Issuer has not fulfilled and/or failed to fulfil completely the Issuer's Obligations in the following cases:
The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;
The Issuer has failed to pay or to fully pay to the Bond Holders the coupon yield under Bonds in the amount and within the time set forth in the Documents of the Issue.

3.2. The Company undertakes to fulfil the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The volume of the Outstanding Obligations shall be determined by the Company in compliance with the Demands to Fulfil the Obligations received from Bond Owners and set forth in compliance with Clause 3.3. of this Offer.

3.3. The Demand to Fulfil the Obligations shall meet the following conditions:

3.3.1. The Demand to Fulfil the Obligations shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);
3.3.2. The following shall be indicated in the Demand to Fulfil the Obligations: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner who is sending such a Demand to Fulfil the Obligation., number of obligations in respect of which the obligation is not fulfilled;
3.3.3. It shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:
- a respective part of the face value during Bonds retirement and/or
- the coupon yield in the form of interest in per cent of the respective part on the face value of the Bonds;
3.3.4. The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due Date of Issuers Obligations Execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. The date of the Demand receiving by the Company shall be considered as the date of the Demand presentation;
3.3.5. The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds. If a request in connection with non-fulfillment or improper fulfillment by the Issuer of its obligations to retire the last part of the face

value of the Bonds is presented, enclosed to the Demand to Fuilfil the Obligation shall be also a copy of NDC's report (certified by NDC) on the transfer of the Bonds to the section of the custody account intended for blocking the securities in case of retirement;

3.3.6. The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

3.4. The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days established by Clause 3.3.4. of the Offer. The Company is entitled to express any objections against the Demand to Fulfil the Obligations, that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt.

3.5. Demands to Fulfil the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuers Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfil the Obligations shall not be considered.

3.6. If the Company takes the decision to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations (Clause 3.4. of the Offer), shall effect payment in compliance with the terms and conditions of the Offer to the Bond Owners bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

As to the Bonds, Demands in respect of which have been satisfied or retirement of which has been declined, the Company shall send information on satisfaction of the Demand or on declining to satisfy the Demand to NDC (stating the designation, fill name of the owner, number of Bonds, and name of the Depositary where a custody account is opened for the owner).

4. Surety Period

4.1. The surety of the Company provided for by the Offer shall take effect from the moment of making a contract of guarantee by the Bonds acquirer with the Company in compliance with Clause 2.5. of the Offer.

4.2. The surety of the Company provided for by the Offer shall terminate:
4.2.1. Upon expiry of 90 (ninety) days from the day of the due Date of Issuers Obligations Execution, unless the Bond Owner presents the Demand to Fulfil the Obligations during the said period according to the procedure provided for by this Offer;
4.2.2. By proper fulfilment by the Company of its obligations towards the Bonds Owners, who have presented their Demands to Fulfil the Obligations according to the procedure and within the time established by this Offer.
4.2.3. In case of a change in the period of Issuer's Obligations execution, prolongation of such a period, any prolongation of Issuer's Obligations or any restructuring of them in any form, or in case of any other change of the Issuer's Obligations entailing increased liability or other unfavourable consequences for the Company, taking place without the consent of the latter;
4.2.4. On other grounds established by the active laws of the Russian Federation.

5. Other Terms

5.1. All issues of relations between the Company and the Bond Owners, concerning Bonds and not covered by the Offer, shall be regulated by the Documents of the Issue and active laws of the Russian Federation and shall be understood and interpreted in compliance with them.
5.2. In case of failure to fulfil or to duly fulfil its obligations under the Offer, the Company shall bear responsibility in compliance with the active law.
5.3. The Company shall not bear responsibility to Issuer's creditors in respect of obligations of other parties that gave a guarantee for the Issuer for the purposes of the Bonds issue, even if such parties gave such a guarantee jointly with the Company.
5.4. All and any disputes in connection with the Offer shall be referred to the court according to the active laws.
5.5. This Offer has been made in two (two) originals kept at the place of the Company's and Issuer's location.

6. Addresses and bank details of the Company.

Legal address:	*26 ul. Bolshaya Morskaya, office 422, St. Petersburg, 191186*
TIN	*7840306212*
Settlement account	*40702810807000004248*
Name of bank	*The Branch of OJSC Vneshtorgbank in Saint Petersburg*
Correspondence account	*30101810200000000733*

Signatures:

General Manager of NWT-Finance LLC — */S.V. Statkevich/*

Chief Accountant of NWT-Finance LLC — */I.V. Sazanova/*

Official seal

Procedure of notification on a change of the terms of securing the fulfilment of the obligations under the Bonds with a collateral (reorganization, liquidation or bankruptcy of the party providing the collateral, or other situations):
If the data of the party providing security for the issue's Bonds has changed and in case of a change of conditions of ensuring fulfilment of obligations under the Bonds for reasons beyond the control of the Issuer or owners of secured Bonds, such as restructuring, winding up, or bankruptcy of the party that has provided the security, the Issuer shall publish such information within the following dates from the date of occurrence of such event:

- ***on the news tape - within 5 (Five) days;***
- ***on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - after publication of the report on the news tape;***

In case of Issuer's failure to fulfil or to duly fulfil its Obligations under the Bonds in respect of partial payment (retirement) of the Bonds face value and/or payment of coupon yield under the Bonds, the Company and the Issuer are jointly liable.

The contract of guarantee ensuring fulfillment of the obligations related to the Bonds shall be deemed executed from the moment of accrual of their first owner's right to such Bonds, in which case, the written form of the contract shall be deemed complied with.

A secured Bond provides to its holder all the rights ensuing from such security.

With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security.

Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.

Where the owners of the Bonds covered by the guarantee cannot be satisfied in their demands to the Issuer and/or Warrantor in respect of the Bonds owned thereby, such owners of the Bonds may apply to the court or arbitration with a lawsuit against the Issuer and/or Warrantor.

13. The Issuer undertakes to ensure the rights of Securities Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation.

14. The party providing security for the bonds – NWT-Finance Limited Liability Company – undertakes to ensure fulfillment of the Issuer's obligations to securities holders in case of Issuer's refusal to fulfil its obligations or delay in execution of respective obligations under the bonds, in compliance with the provided security conditions.

15. Other data provided for by the Standards for the securities issue and registration of Securities Offering Circulars.

The Bonds are permitted for free circulation in the stock-exchange and off-exchange markets.
Bonds shall circulate in the off-exchange market without restrictions.

SPECIMEN

of the Certificate
of Series 04 Documentary Non-convertible Interest-bearing Bonds Payable to Bearer,
with Obligatory Centralized Care,
of Closed Joint-Stock Company North-West Telecom *SPECIMEN (obverse)*
Open Joint-Stock Company North-West Telecom
(OJSC N.W.Telecom)

Place of Issuer's business: ***14/26, ul. Gorokhovaya, St. Petersburg, 191186***
Mailing address of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***

C E R T I F I C A T E

Open Joint-Stock Company
North-West Telecom

2,000,000 series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care, with the face value of 1,000 roubles each and with the redemption date of the first part 25% of the face value of the Bonds of the Issue - on the 1092nd day from the start of floating the Bonds of the Issue, with the redemption date of the second part 25% of the face value of the Bonds of the Issue - on the 1456th day from the start of floating the Bonds of the Issue and with the redemption date of the third part 50% of the face value of the Bonds of the Issue - on the 1820th day from the start of floating the Bonds of the Issue, floated by public subscription, pre-term retirement at the Issuer's discretion being afforded.

The state registration No. of the bonds issue:

of «_____» _____________ 2006

Open Joint-Stock Company North-West Telecom
(hereinafter referred to as the Issuer) undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation.

This certificate certifies the rights in respect of 2,000,000 (Two million) Bonds with the face value of 1,000 (One thousand) roubles each, with a total face value of 2,000,000,000 (Two billion) roubles.
Total number of issued Bonds with this State registration No.:
2,000,000 (two million) Bonds.
This certificate certifies the title to the bonds, which are **issued securities payable to bearer.**
The Certificate shall be transferred for keeping at the **National Depositary Centre Nonprofit Partnership** (hereinafter referred to as Depositary), providing the required centralized care of the Bonds certificate.
Location of Depositary Centre: 1/13 Sredniy Kislovskiy per., building 4, Moscow
Mailing address of the Depositary Centre: ***1/13 Sredniy Kislovskiy per., building 4, Moscow, the Russian Federation, 125009***

General Manager
of the Open Joint-Stock Company
"North-West Telecom"
20th September 2006 — Official seal — __________________ **V.A. Akulich**

Chief Accountant
of the Open Joint-Stock Company
"North-West Telecom"
20th September 2006 — Official seal — ______________________ **M.M. Semchenko**

Party Providing Security for the Bonds of the Issue:
NWT-Finance Limited Liability Company
General Manager
20th September 2006 — Official seal — _____________ **S.V. Statkevich**

Rights of the Bond owners:

A Bond holder is entitled to get all parts of the Bond face value according to the procedure and within the time determined in Clause 9 of the Decision on the Securities Issue and in Clause 9.1.2. of the Securities Offering Circular.

A Bond owner is entitled to get the interest of the appropriate part of the Bond face value (coupon yield), the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the Securities Offering Circular, and the timing being described in Clause 9.4. of the Decision on the securities issue and in Clause 9.1.2. of the Securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value upon the Issuer's restructuring, winding-up or bankruptcy according to the procedure provided for by the active law of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. A Bond owner who bought Bond during primary floatation shall not be entitled to make transactions with the Bond prior to registration of the report on the results of the securities issue in compliance with the active law of the Russian Federation.

All debts of the Issuer under the Bonds of this issue shall be legally equal and equally compulsory in respect of all Bond Holders.

In case the Issuer's failure to fulfil the obligations to pay a coupon yield and/or the respective part of the Bonds face value (including default, technical default), Bond owners and/or Nominal holders of the Bonds (if the latter parties are duly authorized by the bond owners), shall be entitled to apply to the Issuer with a demand to pay coupon yield and/or the respective part of the Bonds face value and the interest in compliance with article 811 of the Civil Code of RF, and also to the court (court of arbitration). In case of Issuer's failure to fulfil its obligations to pay a coupon yield and/or the respective part of the Bonds face value, Bond owners shall be entitled to apply to the party providing security for the Bonds issue with a demand to pay coupon yield and/or the respective part of the Bonds face value according to the procedure provided for by Clause 12 of the Decision on the securities issue and Clause 9.1.2. of the Offering Circular. The Limited Liability Company "NWT-Finance" is the party providing security for this Bonds issue.

Location: ***26 ul. B. Morskaya, office 422, St. Petersburg, 191186***
Mailing address: ***26 ul. B. Morskaya, office 422, St. Petersburg, 191186***
Taxpayer Identification Number ***7840306212***

Data of ensuring fulfilment of obligations to pay a coupon yield and/or the respective part of the Bonds face value and the procedure of Bond Owners' and/or Nominal Holders' action in case of the Issuer's refusal to fulfil its obligations to pay a coupon yield and/or the respective part of the Bonds face value (including default, technical default) are described in Clause 9.7. of the Decision on the securities issue and Clause 9.1.2. of the securities Offering Circular.

With the transfer of the title to the Bond, the new owner also receives the rights ensuing from the surety provided. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.

The Bond owner shall be entitled to receive repayment of investment funds in case the Bonds issue is recognized as failed or invalid.
A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Data on the party providing surety for obligations under Bonds:

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Warrantor's location: ***26 ul. B. Morskaya, office 422, St. Petersburg, 191186***
date of the Warrantor's state registration: ***11.10.2004***
Basic state registration No: ***1047855105650***

State whether the party providing a collateral for the bonds has or assumes the obligation of disclosing information on its financial and economic activities, including that in the form of a quarterly report and statements of essential facts (events, actions) affecting its financial and economic activities. There is no disclosure obligation

Conditions of ensuring fulfilment of obligations under the Bonds:

Type of security (method of security provided): ***Surety***
Amount of security (roubles): ***2,000,000,000 (Two billion) roubles, as well as the aggregate coupon yield under 2,000,000 (Two million) Bonds.***
Terms of security and procedure of exercising the rights of Bond Owners under the provided security:

OFFER
of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue

St. Petersburg ***20th September 2006***

1. Terms and definitions.

1.1. Offer - this OFFER.
1.2. Company - NWT-Finance Limited Liability Company
1.3. "Bonds" - series 04 documentary interest-bearing bonds, payable to bearer, non-convertible, with obligatory centralized care, all in all 2,000,000 (two million), with the face value of 1,000 (one thousand) roubles each, issued by the Issuer in compliance with the Documents of the Issue.
1.4. "Documents of the Issue" - Decision on the Securities Issue, Offering Circular and Certificate of Bonds.
1.5. "Issuer" - Open Joint-Stock Company "North-West Telecom"
1.6. "Federal Service" – Federal Service for Financial Markets (FSFR of Russia).
1.7. "Event of Default" - an event described in Clause 3.1. of the Offer.
1.8. "Issuer's Obligations" - obligations of the Issuer to Bond Owners as defined in Clause 3.1. of the Offer.
1.9. "Limit Amount" -2,000,000,000 (two billion) roubles, as well as the amount comprising the aggregate coupon yield under 2,000,000 (two million) Bonds.
1.10. "Issuer's Obligations Execution Time" - any of the times indicated in Clause 3.1. of the Offer.
1.11. "Volume of Outstanding Obligations" - the volume, in which the Issuer has not fulfilled the Issuer's obligations.
1.12. "Demand to Fulfil the Obligations" - a demand of the Bond Owner to the Company, meeting the conditions of Clauses 3.3. of the Offer.
1.13. "NDC" - National Depositary Centre Non-Profit Partnership acting as the Bonds depositary.

2. Subject-Matter and Nature of the Offer. Offer Acceptance Terms

2.1. This is the Offer of the Company to any party intending to acquire Bonds to enter into a contract with the Company on provision by the Company of a security in the form of a surety for the purposes of the bonds issue in compliance with the legislation, Articles of Association of the Company and terms of the Offer.

2.2. This Offer is a public offer and expresses the will of the Company to enter into a contract of guarantee with any acquirer of Bonds on the terms and conditions indicated in the Offer.

2.3. This Offer is irrevocable, i.e. it cannot be revoked during the period established for acceptance of the Offer.

2.4. All terms of the Offer are to be fully included in the Documents of the Issue. The Offer shall be considered as received by the addressee at the moment the Issuer provides all potential acquirers of Bonds with the possibility of access to the information on the Bonds issue contained in the Documents of the Issue and to be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on the conditions and within the time established by the Documents of the Issue. The acquisition of Bonds means that the acquirer of Bonds makes a contract of guarantee with the Company, under which the Company undertakes to the acquirer of Bonds to answer for the Issuer's execution of its obligations to the Bonds acquirer on the conditions established by the Offer. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

3. Obligations of the Company. Procedure and Terms of Fulfilling Them.

3.1. The Company assumes responsibility for the Issuer's execution of its obligations related to the payment of all the parts of the Bonds face value and coupon yield under the Bonds to Bond Owners, on the following conditions:
The limit liability of the Company under the Issuer's obligations is restricted by the Limit Amount.
The Company's responsibility under the Issuer's Obligations shall be joint and several.
The Company undertakes to fulfil the Issuer's Obligations for the Issuer where the Issuer has not fulfilled and/or failed to fulfil completely the Issuer's Obligations in the following cases:
The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;
The Issuer has failed to pay or to fully pay to the Bond Holders the coupon yield under Bonds in the amount and within the time set forth in the Documents of the Issue.

3.2. The Company undertakes to fulfil the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The volume of the Outstanding Obligations shall be determined by the Company in compliance with the Demands to Fulfil the Obligations received from Bond Owners and set forth in compliance with Clause 3.3. of this Offer.

3.3. The Demand to Fulfil the Obligations shall meet the following conditions:

3.3.1. The Demand to Fulfil the Obligations shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);
3.3.2. The following shall be indicated in the Demand to Fulfil the Obligations: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner who is sending such a Demand to Fulfil the Obligation., number of obligations in respect of which the obligation is not fulfilled;
3.3.3. It shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:
- a respective part of the face value during Bonds retirement and/or
- the coupon yield in the form of interest in per cent of the respective part on the face value of the Bonds;
3.3.4. The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due Date of Issuers Obligations Execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. The date of the Demand receiving by the Company shall be considered as the date of the Demand presentation;
3.3.5. The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds. If a request in connection with non-fulfillment or improper fulfillment by the Issuer of its obligations to retire the last part of the face value of the Bonds is presented, enclosed to the Demand to Fuilfil the Obligation shall be also a copy of NDC's report (certified by NDC) on the transfer of the Bonds to the section of the custody account intended for blocking the securities in case of retirement;

3.3.6. The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

3.4. The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days established by Clause 3.3.4. of the Offer. The Company is entitled to express any objections against the Demand to Fulfil the Obligations, that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt.

3.5. Demands to Fulfil the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuers Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfil the Obligations shall not be considered.

3.6. If the Company takes the decision to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations (Clause 3.4. of the Offer), shall effect payment in compliance with the terms and conditions of the Offer to the Bond Owners bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

As to the Bonds, Demands in respect of which have been satisfied or retirement of which has been declined, the Company shall send information on satisfaction of the Demand or on declining to satisfy the Demand to NDC (stating the designation, fill name of the owner, number of Bonds, and name of the Depositary where a custody account is opened for the owner).

4. Surety Period

4.1. The surety of the Company provided for by the Offer shall take effect from the moment of making a contract of guarantee by the Bonds acquirer with the Company in compliance with Clause 2.5. of the Offer.

4.2. The surety of the Company provided for by the Offer shall terminate:
4.2.1. Upon expiry of 90 (ninety) days from the day of the due Date of Issuers Obligations Execution, unless the Bond Owner presents the Demand to Fulfil the Obligations during the said period according to the procedure provided for by this Offer;
4.2.2. By proper fulfilment by the Company of its obligations towards the Bonds Owners, who have presented their Demands to Fulfil the Obligations according to the procedure and within the time established by this Offer.
4.2.3. In case of a change in the period of Issuer's Obligations execution, prolongation of such a period, any prolongation of Issuer's Obligations or any restructuring of them in any form, or in case of any other change of the Issuer's Obligations entailing increased liability or other unfavourable consequences for the Company, taking place without the consent of the latter;
4.2.4. On other grounds established by the active laws of the Russian Federation.

5. Other Terms

5.1. All issues of relations between the Company and the Bond Owners, concerning Bonds and not covered by the Offer, shall be regulated by the Documents of the Issue and active laws of the Russian Federation and shall be understood and interpreted in compliance with them.
5.2. In case of failure to fulfil or to duly fulfil its obligations under the Offer, the Company shall bear responsibility in compliance with the active law.
5.3. The Company shall not bear responsibility to Issuer's creditors in respect of obligations of other parties that gave a guarantee for the Issuer for the purposes of the Bonds issue, even if such parties gave such a guarantee jointly with the Company.
5.4. All and any disputes in connection with the Offer shall be referred to the court according to the active laws.
5.5. This Offer has been made in two (two) originals kept at the place of the Company's and Issuer's location.

6. Addresses and bank details of the Company.

Legal address:	*26 ul. Bolshaya Morskaya, office 422, St. Petersburg, 191186*
TIN	*7840306212*
Settlement account	*40702810807000004248*
Name of bank	*The Branch of OJSC Vneshtorgbank in Saint Petersburg*
Correspondence account	*30101810200000000733*

Signatures:

General Manager of NWT-Finance LLC	*/S.V. Statkevich/*
Chief Accountant of NWT-Finance LLC	*/I.V. Sazanova/*
Official seal	

Procedure of notification on a change of the terms of securing the fulfilment of the obligations under the Bonds with a collateral (reorganization, liquidation or bankruptcy of the party providing the collateral, or other situations):
If the data of the party providing security for the issue's Bonds has changed and in case of a change of conditions of ensuring fulfilment of obligations under the Bonds for reasons beyond the control of the Issuer or owners of secured Bonds, such as restructuring, winding up, or bankruptcy of the party that has provided the security, the Issuer shall publish such information within the following dates from the date of occurrence of such event:
- on the news tape - within 5 (Five) days;
on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B00500045260BB/index.html - after publication of the report on the news tape;

In case of Issuer's failure to fulfil or to duly fulfil its Obligations under the Bonds in respect of partial payment (retirement) of the Bonds face value and/or payment of coupon yield under the Bonds, the Company and the Issuer are jointly liable.
The contract of guarantee ensuring fulfillment of the obligations related to the Bonds shall be deemed executed from the moment of accrual of their first owner's right to such Bonds, in which case, the written form of the contract shall be deemed complied with.

A secured Bond provides to its holder all the rights ensuing from such security.
With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security.
Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.

Where the owners of the Bonds covered by the guarantee cannot be satisfied in their demands to the Issuer and/or Warrantor in respect of the Bonds owned thereby, such owners of the Bonds may apply to the court or arbitration with a lawsuit against the Issuer and/or Warrantor.

Securities floatation period:

Floatation starting date, or procedure of fixing it:
The floatation of Bonds shall not start earlier than 2 (Two) weeks after the information on the state registration of the Bonds issue and on the procedure of access to the information contained in the Securities Offering Circular is disclosed by the Issuer in compliance with the standard legal acts of RF.

The report on the State registration of the securities issue will be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date on which the Issuer received written notice of the registering authority on the State registration of the securities issue:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B00500045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 (Thirty) days from the said date.

The Bonds floatation starting date is determined after the state registration of the Bonds issue and is publicly disclosed by the Issuer.

The Issuer shall publish information on the Date of the issue floatation start as follows:

- *on the news tape at least 5 (Five) days in advance of the Bonds' floatation starting date;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B00500045260BB/index.html -at least 4 (Four) days in advance of the Bonds' floatation starting date.*

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the floatation completion date:

a) 20th (twentieth) working day from the Bonds' floatation starting date;

b) floatation date of the last Bond of the issue.

In such a case the floatation Completion date cannot be later than a year from the date of the state registration of the Bonds issue.

Securities floatation method:

public subscription.

Price (prices) or procedure of determining floatation price of the securities

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula

$$ACY = N * C1 * ((T - T0)/ 365)/ 100\%$$

where:

C1 is the interest rate of the first coupon, in per cent per annum;

N is the face value of a Bond, roubles;

T is the date, as of which the ACY is calculated;

T0 is the floatation start date.

ACY is the accrued coupon yield under each bond, in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

Priority right of acquiring Bonds is not provided for.

Procedure and form of payment

Form of payment for securities to be floated:

The Bonds shall be paid for in the currency of the Russian Federation by bank transfer.

No possibility of payment by installments for the Bonds of the issue is provided for. The Bonds are floated in condition they are fully paid for.

Form of payment for securities to be floated:

The Bonds shall be paid for in the currency of the Russian Federation by wire transfer according to the Exchange Rules.

Monetary settlements under transactions with Bonds are effected by purchasers who are not Stock Exchange's Trading Participants through Stock Exchange's Trading Participants. Monetary settlements between the Issuer and Stock Exchange's Trading Participants are effected by transfers through the Non-bank Crediting Organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange (MICEX Clearing House).

Funds received from Bonds floatation are entered in the MICEX Clearing House on the account of the Underwriter (intermediary in Bonds floatation), namely: Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)

Details of the accounts, to which money must be transferred as payment for the securities of the issue:

Account Holder: *Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company), OJSC JSCB Svyazbank*

Account No.: *30401810800100000752*

Crediting organization:

Full name: *Non-bank credit organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange*

Abbreviated name: *CJSC NBCO CH of MICEX*

Place of business: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

Mailing address: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

BIK: *044583505*

Corr. acc.: *30105810100000000505*

Settlements under the Bonds sale/purchase transactions in their floatation shall be effected on the delivery against payment basis.

Requirements for the procedure of funds reservation, including appropriate documentation, are set in the standard documents of the clearing organization CJSC MICEX.

The procedure of transaction collateral control is effected when the transaction is made.

Other conditions and procedures of payment for the securities of the issue.

Stock Exchange's Trading Participants, whose applications have not been satisfied (have been satisfied only partially) in the course of Bonds floatation, are entitled to revoke the funds reserved, but not used for the purchase of Bonds, from MICEX Clearing House. Funds are revoked according to the procedure and within the time established by the standard documents of the clearing organization CJSC MICEX.

The money entered to the account of the Underwriter at the Clearing House of MICEX shall be transferred by it to the Issuer's account within the period determined in the appropriate agreement between the Underwriter and Issuer.

Procedure of the Bonds retirement:

Procedure and Other Terms of Bonds Retirement:

When each part of the Bonds face value is retired the appropriate amounts shall be paid by the Payment Agent upon the Issuer's instructions and for the Issuer's account (hereinafter referred to as the Payment Agent).

It is expected that nominal holders, who are the depositors of the Depositary, are authorized to receive retirement money for the respective part of the Bond's face value.

Owners of the Bonds, their authorized representatives, including NDC's depositors, shall independently monitor whether the presented data are complete and up-to-date and bear all the related risks.

The Issuer performs its obligations to retire each part of the Bond's face value on the basis of the list of owners and/or nominal holders provided by NDC (hereinafter referred to as "The List of Owners and/or Nominal Holders").

The NDC's depositor not authorized by his clients to receive the retirement money for each part of the Bonds face value, shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the Date of each part of the Bonds face value retirement, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.

If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the retirement amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

- full official name/ full name of the Bond owner;

- number of Bonds held by the owner;

- full name of the party authorized to receive the Bonds retirement money;

- place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;

-bank account details of a Bond owner;

- tax-payer's identification No. (TIN) of a Bond owner;

- tax status of the Bonds Owner;

if a non-resident legal entity is a Bond owner:

- individual identification No. (IIN) (upon availability);

if a natural person is a Bond owner:

- type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;

- No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);

- TIN of the Bonds owner (upon availability);

- date of birth of the Bonds owner.

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the 3rd (third) working day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders).

The retirement of the respective part of the Bonds face value in respect of an owner included in the List of Bond Owners and/or Nominal Bonds Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bonds Holders.

If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the retirement money under the Bonds, the person authorized to receive the retirement money under the Bonds shall mean the nominal holder of the Bonds.

If the owners' titles to the Bonds are not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the retirement money under the Bonds, the person authorized to receive the retirement money under the Bonds shall mean the Bonds owner.

Not later than on the 2 (second) working day before the date of the retirement of the appropriate part of the Bonds face value, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Bond Holders, including the following data:

a) full name of the party authorized to receive the retirement money under the Bonds.

b) the number of Bonds registered on the custody account of the party authorized to receive the retirement money under the Bonds;

c) location and mailing address of the party authorized to receive the retirement money under the Bonds;

d) bank account details of the party authorized to receive the retirement money under the Bonds, viz:

- account No.;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- bank identification code of the bank, with which the account is opened.

e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the retirement money under the Bonds;

f) indication of the tax status of the party authorized to receive the retirement money under the Bonds.

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall provide NDC with the necessary data in due time and independently monitor whether the data presented to NDC are complete and up-to-date. They also bear all risks related to failure to provide / provide in due time the required data.

Should the information necessary for the Issuer to perform its obligations under the Bonds fail to be submitted, or fail to be submitted in due time to the NDC, the execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment. In the cases provided for by the agreement with the National Depositary Centre, the Issuer is entitled to demand a confirmation of such data by data on registration of the title to the Bonds.

Not later than on the 1st (first) working day before the Date of Retirement of a Respective Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account.

On the basis of the List of Bond Owners and/or Nominal Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive retirement amounts for each part of the Bonds face value.

On the dates of the retirement of the respective part of the Bonds face value the Payment Agent transfers the appropriate monies to accounts of persons authorized to receive the retirement money for the respective part of the Bonds face value, who are included in the List of Owners and/or Nominal Holders of the Bonds. .

If one person is authorized to receive retirement money for the respective part of the Bonds face value for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
The Issuer's obligations in respect of retirement (of a part) of the face value shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank of the person receiving the payment.

Retirement period for the Bonds of the issue:
The Bonds shall be retired consecutively, in parts, on the following dates:
on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;
on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;
on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.
Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
The starting and completion dates of each part of face value retirement coincide.

Bonds Retirement Form:

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.
No possibility of choosing the form of Bonds retirement by their owners is provided for.

Pre-term retirement at the Issuer's discretion is afforded.

Date, before which Bonds cannot be presented for pre-term retirement:
Pre-term retirement of Bonds is permitted only after the registration of the report on the results of their issue.

Pre-term retirement of the Bonds at the Issuer's discretion shall be effected in respect of all Bonds of the issue. The acquisition of Bonds means that the acquirer agrees to their pre-term retirement at the Issuer's discretion in compliance with the conditions of the Decision on the securities issue and the Offering Circular.

Procedure of the pre-term retirement, including the term within which the Bonds can be retired ahead of schedule:
The Issuer may effect pre-term repayment of the Bonds on the 728th (Seven hundred twenty eighth) day from the starting date of the Bonds floatation. The decision on the pre-term retirement of the Bonds at the Issuer's discretion shall be taken by the Board of Directors of the Issuer company. Such a decision may be taken at least 30 (Thirty) days before the date of the pre-term retirement. If the decision on the pre-term retirement is taken, within 14 (Fourteen) working days before the date of such retirement the Issuer shall publish in the Izvestiya – Saint Petersburg newspaper, the following information:
- Issuer's name;
- the date of the pre-term retirement of the Bonds of the series;
- information on the value of the pre-term retirement;
- the procedure of the pre-term retirement.

In case of pre-term retirement, the Issuer shall pay to the Bondholder or to any other party authorized to receive the money from the retirement the face value of Bonds, accrued coupon yield under the bonds, calculated as of the date of fulfillment of commitments in respect of pre-term retirement of Bonds according to the procedure established by the Decision on the securities issue and the Offering Circular and the bonus for early retirement of Bonds in the currency of the Russian Federation.
The amount of bonus to be paid in case of early retirement of a Bond will be 20 roubles per Bond.
Not later than 1 (One) working day before the date of the pre-term retirement of the Bonds, the Issuer shall transfer moneys to the Payment Agent's account in the amount due to the Bonds owner and shall provide the Payment Agent with the data required to effect the pre-term retirement.

A Bond owner, if it/he/she is not a depositor of the Depositary may authorize a Nominal Bond Holder (hereinafter referred to as the Holder) to receive the amounts of the Bonds pre-term retirement.

It is presumed that the Bond Holders are authorized to receive the amounts of the Bonds pre-term retirement. The Bond holders and/or other persons not authorized by their clients to receive pre-term retirement amounts under the Bonds shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the date of pre-term retirement under the Bonds, to the Depositary, the list of Bond owners that must contain all the details indicated in the List of Bond Owners and/or Nominal Bond Holders, as described below.

The payment of the pre-term retirement amount under Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the 3rd (third) working day before the day of the Bonds pre-term retirement (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders for the purpose of the Bonds pre-term retirement).
Execution of obligations in respect of an owner who is such owner by the Date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term retirement of Bonds is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term retirement of Bonds. If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the pre-term retirement money under the Bonds, the person authorized to receive the pre-term retirement money under the Bonds shall mean the nominal holder of the Bonds. If the owner's title to the Bonds is not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the pre-term retirement money under the Bonds, the person authorized to receive the pre-term retirement money under the Bonds shall mean the Bonds owner.

If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the pre-term retirement amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

full official name/ full name of the Bond owner;

number of Bonds held by the owner;

full name of the party authorized to receive the Bonds pre-term retirement money;

place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;

bank account details of the party authorized to receive the Bondspre-term retirement money;

tax-payer's identification No. (TIN) of a Bond owner;

tax status of the Bonds Owner;

registration cause code (KPP)
if a non-resident legal entity is a Bond owner:
individual identification No. (IIN) (upon availability);
if a natural person is a Bond owner:
type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;
No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);
TIN of the Bonds owner (upon availability);
date of birth of the Bonds owner.

Not later than on the 2nd (second) working day before the date of Bonds pre-term retirement money payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Bond Owners and/or Nominal Bond Holders for the purpose of the pre-term Bonds retirement, including the following data:

a) full name of the party authorized to receive the Bonds pre-term retirement money;

b) the number of Bonds registered on the custody account of the party authorized to receive the pre-term retirement money under the Bonds;

c) location and mailing address of the party authorized to receive the pre-term retirement money under the Bonds;

d) bank account details of the party authorized to receive the pre-term retirement money under the Bonds, viz:

account No.;

name of the bank, with which the account is opened;

correspondent account of the bank, with which the account is opened;

bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the pre-term retirement money under the Bonds;

f) tax status of the party authorized to receive the pre-term retirement money under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.);

The Owner or the Holder of the Bonds independently monitors the completeness and actuality of bank account details provided by it to the Depositary. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details provided by the Owner or the nominal holder or available in the Depositary do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay in performing the Issuer's obligations shall not be considered as a default. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

At least 1 (one) working day before the date of pre-term Bonds retirement, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Owners and/or Nominal Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Owners and/or Nominal Bond Holders authorized to receive Bond pre-term retirement amounts.

On the date of payment of the pre-term Bond retirement amount the Payment Agent shall transfer monies as payment of the pre-term retirement amounts to the bank accounts of the Owners and/or nominal holders of the Bonds indicated in the List of Owners and/or Nominal Holders of the Bonds.

If one person is authorized to receive Bond pre-term retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Bonds holders who are not owners of the Bonds transfer funds as payment of pre-term retirement to Bonds Owners according to the procedure agreed upon between the Bonds Holder and the Bonds Owner.

Issuer's obligations to pay the respective amount of pre-term retirement under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account or from the correspondent account of the Payment Agent for payment of the pre-term retirement amount in favour of the Bond Holders.

Should the date of pre-term retirement of the Bonds fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The Bonds Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

After the Issuer performs the obligations of Bonds pre-term retirement, NDC shall write off the retired Bonds from the account of the NDC's depositor and shall enter the Bonds to the respective section of the issue custody account for accounting of the retired Bonds in NDC.

It is presumed that nominal holders who are NDC's depositors – are duly authorized to receive money of pre-term retirement under the Bonds and/or effect other actions required for pre-term retirement of the Bonds in favour of Bond Owners.

After the Issuer's pre-term retirement of the Bonds the Issuer shall publish information on the timing of commitment execution.

The said information (including the number of the retired Bonds) shall be published within the following periods from the completion date of the period for the commitment execution:
on the news tape - within 1 day;
on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 days;
- in the Izvestiya – Saint Petersburg newspaper – within 5 days;
in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) – within 30 days.

Procedure of determining the income payable under each Bond:

The coupon yield is charged upon the outstanding part of the face value:
from the first to the twelfth coupon period - the outstanding part of the face value amounts to 100% of the face value;
from the thirteenth to the sixteenth coupon period - the outstanding part of the face value amounts to 75 % of the face value;
from the seventeenth to the twentieth coupon period - the outstanding part of the face value amounts to 50 % of the face value;

Coupon (interest) period		Coupon (interest) yield
Starting date	Completion date	
1. Coupon: First		
Bonds floatation starting date	91st (Ninety first) day from the day floatation of the Bonds starts.	The coupon yield for the each coupon shall be determined according to the following formula: Kj = Cj * Nom * (T - T(j-1))/ 365/ 100%, where j is the sequence No. of the coupon period, j=1, 2, ...19, 20; Kj is the amount of the coupon yield under each Bond (roubles); Nom is the outstanding part of the face value of one Bond as of the date of the beginning of the j-th coupon period (roubles); C j is the amount of the interest rate of the j-th coupon, in per cent per annum; T(j-1) is the date of the beginning of the j-th coupon period; T(j) is the date of the end of the j-th coupon period. The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9. The interest rate of the first coupon is determined at the Competition held on the Bonds floatation starting date, in compliance with the procedure provided for by Clause 8.3. of the Decision on the securities issue and Clause 2.7. of the Securities Offering Circular.
2. Coupon: Second		
91st (Ninety first) day from the day floatation of the Bonds starts.	182nd (One hundred eighty second) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the second coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the second coupon is equal to the interest rate for the first coupon.
3. Coupon: Third		
182nd (One hundred eighty second) day from the day floatation of the Bonds starts.	273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the third coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the third coupon is equal to the interest rate for the first coupon.
4. Coupon: Fourth		
273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.	364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the fourth coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the fourth coupon is equal to the interest rate for the first coupon.
5. Coupon: Fifth		
364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.	455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the fifth coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the fifth coupon is equal to the interest rate for the first coupon.
6. Coupon: Sixth		
455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.	546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the sixth coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the sixth coupon is equal to the interest rate for the first coupon.
7. Coupon: Seventh		
546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.	637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.	The procedure of the determining the amount of the seventh coupon yield is the same as the procedure of the determining of the first coupon yield. The interest rate for the seventh coupon is equal to the interest rate for the first coupon.
8. Coupon: Eighth		

637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the eighth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eighth coupon is equal to the interest rate for the first coupon.*

9. Coupon: Ninth

728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the ninth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the ninth coupon is equal to the interest rate for the first coupon.*

10. Coupon: Tenth

819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.	*910th (Nine hundred tenth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the tenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the tenth coupon is equal to the interest rate for the first coupon.*

11. Coupon: Eleventh

910th (Nine hundred tenth) day from the day floatation of the Bonds starts.	*1001st (One thousand first) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the eleventh coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eleventh coupon is equal to the interest rate for the first coupon.*

12. Coupon: Twelfth

1001st (One thousand first) day from the day floatation of the Bonds starts.	*1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the twelfth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the twelfth coupon is equal to the interest rate for the first coupon.*

13. Coupon: Thirteenth

1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the thirteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the thirteenth coupon is equal to the interest rate for the first coupon.*

14. Coupon: Fourteenth

1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.	*1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fourteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fourteenth coupon is equal to the interest rate for the first coupon.*

15. Coupon: Fifteenth

1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.	*1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the fifteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the fifteenth coupon is equal to the interest rate for the first coupon.*

16. Coupon: Sixteenth

1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.	*1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the sixteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the sixteenth coupon is equal to the interest rate for the first coupon.*

17. Coupon: Seventeenth

1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.	*1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the seventeenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the seventeenth coupon is equal to the interest rate for the first coupon.*

18. Coupon: Eighteenth

1547th (One thousand five	*1638th (One thousand six*	*The procedure of the determining the amount of the eighteenth*

hundred forty seventh) day from the day floatation of the Bonds starts.	*hundred thirty eighth) day from the day floatation of the Bonds starts.*	*coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the eighteenth coupon is equal to the interest rate for the first coupon.*

19. Coupon: Nineteenth

1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.	*1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the nineteenth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the nineteenth coupon is equal to the interest rate for the first coupon.*

20. Coupon: Twentieth

1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.	*1820th (One thousand eight hundred twentieth) day from the day floatation of the Bonds starts.*	*The procedure of the determining the amount of the twentieth coupon yield is the same as the procedure of the determining of the first coupon yield.* *The interest rate for the twentieth coupon is equal to the interest rate for the first coupon.*

Should the date of payment of the coupon yield under any of the twenty coupons fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

On any day between the floatation start date and the Bonds retirement date (with the date of retirement of the last part of the Bonds face value) of this issue the accrued coupon yield (ACY) shall be determined according to the following formula:

$ACY = Nom * Cj * (T - T(j-1))/(365*100\%)$,

where:

j is the sequence No. of the coupon period, j=1,2, ...19, 20;

Nom is the outstanding part of the face value of one Bond as of the date of the ACY calculation (roubles);

C j is the amount of the interest rate of the j-th coupon, in per cent per annum;

T- current date;

T(j-1) is the date of the beginning of the j-th coupon period.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

The procedure of determining interest rates for the Bonds coupons:
1) The interest rate of the first coupon is determined by holding a Competition in the Exchange among potential buyers of Bonds on the Bonds floatation starting date, in compliance with the procedure provided for by Clause 8.3. of the Decision on issue and Clause 2.7. of the Securities Offering Circular.

2) The interest rate for the 2,3,4,5,6,7,8,9,10,11,12,13,14,15,16,17,18,19,20 coupons is equal to the interest rate for the first coupon.

The procedure of disclosing information on setting the interest rate after the approval of the Securities Offering Circular:
The announcement on taking the decision by the Issuer's authorized body on determining rates for the 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20 coupons of the Bonds shall be published by the Issuer in the form of the notification on essential facts "Data on accrued and/or paid yield under the Issuer's securities" and "Data on the timing of execution of the commitments to Issuer's securities holders" in the following procedure and within the following periods from the date of the determining the respective rate:
- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test–C7740C3BCBAA11D5AE4B00500045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange of the taken decision in writing. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of the Exchange Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending email message to all the Participants of Trading.

Procedure and time of Bond Yield Payment, including the Procedure and time of Coupon Yield Payment.

Procedure and time of Interest (coupon) payment under the Bonds, including the time of each coupon payment:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the List of Bond Owners and/or Nominal Bond Holders for the coupon (interest) yield payment
Starting date	Completion date		

1. Coupon: First

Bonds floatation starting date.	*91st (Ninety first) day from the day floatation of the Bonds starts.*	*91st (Ninety first) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*

The procedure of the coupon (interest) yield payment:
The Bond coupon yield payment is effected in the currency of the Russian Federation by wire transfer to the persons indicated in the List of Bond Owners and/or Nominal Bonds Holders in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may authorize a Nominal Bond Holder (hereinafter referred to as the Holder) to receive the coupon yield to be paid under Bonds.

It is presumed that the Bond Holders are authorized to receive the coupon yield under Bonds. The Bond Holders and/or other persons not authorized by their clients to receive coupon yield amounts under the Bonds shall transfer, not later than at 1.00 p.m. Moscow time on the 3rd (third) working day before the Date of the Bonds Yield Payment, to the Depositary, the list of Bond Owners that must contain all the details indicated in the List of Bond Owners and/or Nominal Bond Holders, as described below.

The payment of the coupon yield under Bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the 3rd (third) working day before the day of the Bonds coupon yield payment (hereinafter referred to as the Date of Making up the List of Bond Owners and/or Nominal Bonds Holders for the purpose of the coupon yield payment).
Execution of obligations in respect of an owner who is such owner by the Date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the coupon yield payment is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners and/or Nominal Bond Holders for the purpose of the coupon yield payment. If the owner's title to the Bonds is taken into account by the Bonds nominal holder and the Bonds nominal holder is authorized to receive the coupon yield under the Bonds, the person authorized to receive the money under the Bonds shall mean the nominal holder of the Bonds. If the owner's title to the Bonds is not taken into account by the nominal holder or the nominal holder is not authorized by the owner to receive the coupon yield under the Bonds, the person authorized to receive the coupon yield under the Bonds shall mean the Bonds owner.
If there are non-residents and/or individuals among the owners who have authorized a nominal holder to receive the coupon yield amounts under the Bonds, the nominal holder must state the following information in the list of Bonds owners in respect of such persons:

full official name/ full name of the Bond owner;
number of Bonds held by the owner;
full name of the party authorized to receive the Bonds retirement money;
place of business (or registration – for a natural person) and mailing address, including postal ZIP-code, of the Bonds owner;
bank account details of the party authorized to receive the Bonds retirement money;
tax-payer's identification No. (TIN) of a Bond owner;
tax status of a Bond owner;

if a non-resident legal entity is a Bond owner:
individual identification No. (IIN) (upon availability);

if a natural person is a Bond owner:
type, No. , date and place of the issue of the document certifying the person of a Bond owner, name of the authority issuing the document;
No. of the Certificate of the state pension insurance of the Bonds owner (upon availability);
TIN of the Bonds owner (upon availability);
- date of birth of the Bonds owner.

Within 2 (two) working days before the date of coupon yield payment under the Bonds, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Bond Owners and/or Nominal Bond Holders, made up by the Date of Making up the List of Bond Owners and/or Nominal Holders of the Bonds, containing the following data:
a) full name of the party authorized to receive the coupon yield amount under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the coupon yield amount under the Bonds;
c) location and mailing address of the party authorized to receive the coupon yield amount under the Bonds;
d) bank account details of the party authorized to receive the coupon yield amount under the Bonds, viz:
- account No.;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the coupon yield amount under the Bonds;
f) tax status of the party authorized to receive the coupon yield amount under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Owner or the Holder of the Bonds independently monitors the completeness and actuality of bank account details provided by it to the Depositary. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details provided by the owner or the

nominal holder or available in the Depositary do not make it possible for the payment agent to effect money transfer in due time, then such a delay in performing the Issuer's obligations shall not be considered as a default. Then the Bond owner is not entitled to demand any interest or any other compensation for such a delay in payment. *At least 1 (one) working day before the date of coupon yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.* *On the basis of the list of Bond owners and/or nominal holders of Bonds, provided by the Depositary, the payment agent calculates the amounts of money to be paid to each of the Bond owners and/or nominal holders of Bonds authorized to receive the coupon yield amounts under the Bonds.* *On the date of payment of the coupon yield under the Bonds the Payment Agent shall transfer monies as payment the coupon yield amounts to the bank accounts of the owners and/or nominal holders of the Bonds indicated in the list of owners and/or nominal holders of the Bonds. If one person is authorized to receive Bond coupon yield for several Bond owners, then the entire amount is transferred to such a person without breakdown for each Bond owner. Bonds holders who are not owners of the Bonds transfer funds as payment of coupon yield amount to Bonds owners according to the procedure agreed upon between the Bonds holder and the Bonds owner.* *The Issuer's obligations in respect of coupon yield payment shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank of the person receiving the payment.*

2. Coupon: Second

91st (Ninety first) day from the day floatation of the Bonds starts.	*182nd (One hundred eighty second) day from the day floatation of the Bonds starts.*	*182nd (One hundred eighty second) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the second coupon yield payment is the same as the procedure of the first coupon yield payment.*			

3. Coupon: Third

182nd (One hundred eighty second) day from the day floatation of the Bonds starts.	*273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.*	*273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the third coupon yield payment is the same as the procedure of the first coupon yield payment.*			

4. Coupon: Fourth

273rd (Two hundred seventy third) day from the day floatation of the Bonds starts.	*364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.*	*364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the fourth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

5. Coupon: Fifth

364th (Three hundred sixty fourth) day from the day floatation of the Bonds starts	*455th (Four hundred fifty fifth) day from the day floatation of the Bonds*	*455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such*

	starts.	*Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the fifth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

6. Coupon: Sixth

455th (Four hundred fifty fifth) day from the day floatation of the Bonds starts.	*546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.*	*546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the sixth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

7. Coupon: Seventh

546th (Five hundred forty sixth) day from the day floatation of the Bonds starts.	*637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.*	*637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the seventh coupon yield payment is the same as the procedure of the first coupon yield payment.*			

8. Coupon: Eighth

637th (Six hundred thirty seventh) day from the day floatation of the Bonds starts.	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.*	*728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the eighth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

9. Coupon: Ninth

728th (Seven hundred twenty eighth) day from the day floatation of the Bonds starts.	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.*	*819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third)*

		a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	*working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the ninth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

10. Coupon: Tenth

819th (Eight hundred nineteenth) day from the day floatation of the Bonds starts.	*910th (Nine hundred tenth) day from the day floatation of the Bonds starts.*	*910th (Nine hundred tenth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the tenth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

11. Coupon: Eleventh

910th (Nine hundred tenth) day from the day floatation of the Bonds starts.	*1001st (One thousand first) day from the day floatation of the Bonds starts.*	*1001st (One thousand first) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the eleventh coupon yield payment is the same as the procedure of the first coupon yield payment.*			

12. Coupon: Twelfth

1001st (One thousand first) day from the day floatation of the Bonds starts.	*1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.*	*1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the twelfth coupon yield payment is the same as the procedure of the first coupon yield payment.* *The yield on the twelfth coupon shall be paid at the same time with retirement of the 25% (twenty five per cent) of the face value of the issued Bonds.*			

13 Coupon: Thirteenth

1092nd (One thousand ninety second) day from the day floatation of the Bonds starts.	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.*	*1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*

		for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	

The procedure of the coupon (interest) yield payment:
The procedure of the thirteenth coupon yield payment is the same as the procedure of the first coupon yield payment.

14. Coupon: Fourteenth

1183rd (One thousand one hundred eighty third) day from the day floatation of the Bonds starts.	***1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.***	***1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the fourteenth coupon yield payment is the same as the procedure of the first coupon yield payment.

15. Coupon: Fifteenth

1274th (One thousand two hundred seventy fourth) day from the day floatation of the Bonds starts.	***1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.***	***1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the fifteenth coupon yield payment is the same as the procedure of the first coupon yield payment.

16. Coupon: Sixteenth

1365th (One thousand three hundred sixty fifth) day from the day floatation of the Bonds starts.	***1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.***	***1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts. Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.***

The procedure of the coupon (interest) yield payment:
The procedure of the sixteenth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the sixteenth coupon shall be paid at the same time with retirement of the 25% (twenty five per cent) of the face value of the issued Bonds.

17. Coupon: Seventeenth

1456th (One thousand four hundred fifty sixth) day from the day floatation of the Bonds starts.	***1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.***	***1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts. Should the date of payment of***	***Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day***

		the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.	*preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the seventeenth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

18. Coupon: Eighteenth

1547th (One thousand five hundred forty seventh) day from the day floatation of the Bonds starts.	*1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.*	*1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the eighteenth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

19. Coupon: Nineteenth

1638th (One thousand six hundred thirty eighth) day from the day floatation of the Bonds starts	*1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.*	*1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the nineteenth coupon yield payment is the same as the procedure of the first coupon yield payment.*			

20. Coupon: Twentieth

1729th (One thousand seven hundred twenty ninth) day from the day floatation of the Bonds starts.	*1820th (One thousand eight hundred twentieth) day from the day floatation of the Bonds starts*	*1820th (One thousand eight hundred twentieth) day from the day floatation of the Bonds starts.* *Should the date of payment of the coupon yield fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.*	*Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the 3rd (third) working day before the day of Bond yield payment.*
The procedure of the coupon (interest) yield payment: *The procedure of the twentieth coupon yield payment is the same as the procedure of the first coupon yield payment.* *The yield on the twelfth coupon shall be paid at the same time with retirement of the 50% (fifty per cent) of the face value of the issued Bonds.*			

Procedure and terms of bonds acquisition by the Issuer with their possible subsequent circulation
Form and Procedure of Bonds acquisition:

The possibility of Bonds acquisition by the Issuer under the agreement with the Bond owner (owners), such bonds being available for further circulation until the repayment deadline (the repayment date of the last part of the Bonds face value).

The possibility of Bonds acquisition by the Issuer under the agreement with the Bond owners:
The Board of Directors of the Issuer may take some decisions on Bonds acquisition in compliance with its Articles of Association (Charter). Such a decision shall be taken by the Issuer's Board of Directors with confirmation of the price, time and procedure of Bonds acquisition, including the procedure of payment for acquired Bonds.
Bonds acquisition timing and procedure of determining it:
The Issuer effects Bonds acquisition under the agreement with the Bond owners within the period determined according to the appropriate decision of the Issuer's authorized body.
The time of Bonds acquisition cannot be earlier than the date of registration of the Report on the results of the securities issue.

Procedure of Issuer's Disclosing Information on Bonds acquisition:
The report to the Bonds Owners on the decision taken by the Issuer's Board of Directors on the Bonds acquisition upon agreement with their owners shall be published within 5 (Five) days from the date the Issuer takes the respective decision, but not later than 7 (Seven) days before the period of the proposal adoption on Bonds acquisition as follows:
- *on the news tape - within 1 (One) day;*
- *on the web page at the address http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

The report to the Bonds owners on the decision taken by the Issuer's board of Directors on the Bonds acquisition shall contain the following information:
- *date of taking the decision on acquisition of the Bonds ;*
- *identification characteristics of Bonds, state registration No. and date of the state registration of the Bonds issue;*

starting date of issued Bonds acquisition by the Issuer;
final date of issued Bonds acquisition by the Issuer;
- *price of issued Bonds acquisition or the procedure of determining it;*
- *number of Bonds acquired;*
- *procedure of Bonds acquisition, including the period of submitting applications for acquisition,*
- *form and time of payment;*

If the Issuer buys Bonds, they are entered on the custody account of the Issuer with the depositary dealing with the accounting of rights to the Bonds. Later, the Bonds bought by the Issuer may be issued for circulation again, before the expiry of the retirement period, to the secondary market (provided the Issuer observes the requirements of the legislation of the Russian Federation).
If Bonds owners accept a proposal of Bonds acquisition by the Issuer in respect of a larger number of Bonds than stated in such a proposal, the Issuer shall acquire the Bonds from the owners in proportion to the presented requests, observing the condition of acquiring only whole Bonds.

There are no other terms of Bonds acquisition.

The announcement on the execution of obligations of the Issuer to buy the Issuer's Bonds shall be published in the form of the notification on essential fact "Data on the timing of execution of the commitments to Issuer's securities holders" within the following periods from the due date of execution of the appropriate obligation:
- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 days.

Securities floatation method:

Procedure and terms of making civil agreements (procedure and terms of filing and satisfying applications) in the course of floating the securities:

The Bonds are floated through making transactions of Bonds sale and purchase at the Floatation Price of the Bonds, determined in Clause 8.4. of the Decision on the securities issue and Clauses 2.4. and 9.2. of the securities Offering Circular.
Transactions in Bonds floatation shall be made using the trading system of the Closed Joint-Stock Company Moscow Interbank Currency Exchange (hereinabove and hereinafter referred to as Exchange, MICEX), by satisfying applications for purchase of Bonds, submitted using the Exchange trading system in compliance with the Exchange Trading Rules (hereinafter referred to - Exchange Rules).

The Bonds shall be floated via the agent (the Underwriter) - Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company), acting in its own name, but for the account and on behalf of the Issuer.
The decision on approving a related-party transaction of sale and purchase of Bonds to be made during the Bonds floatation shall be taken before the transaction is made according to the procedure established by federal laws.
Bidding during Bonds floatation will be carried out in the form of a competition to set the rate of the first coupon of the Bonds (hereinafter referred to as Competition) and, after summing up the results of the Competition and satisfying the applications filed during the Competition – by making transactions on the basis of target applications submitted by Participants of Trading at the Stock Exchange to the Underwriter satisfying them by filing counter target applications.
Transactions of Bonds floatation are started to be made after summing up the results of the Competition and completed on the date of Bonds floatation completion.

The Competition starts and ends on the date of Bonds floatation start. On the day of holding the Competition, Trading Participants file applications for buying Bonds with the T0 settlements code using the Stock Exchange's trading system both for their own account and for the account and on behalf of clients. The time and procedure of filing applications for the competition for setting the interest rate for the first coupon are set by the MICEX stock exchange.

Applications for acquisition of Bonds are to be sent by Participants to the Underwriter.
The application for acquisition must contain the following significant conditions:
- purchase price;
- number of Bonds;
- the interest rate of the first coupon (the interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price indicated in the application).
- other parameters in compliance with Exchange Rules.

The Floatation Price of the Bonds established by the Decision on the securities issue and the Securities Offering Circular (i.e. 100% of the face value) shall be indicated as the purchase price.

The interest rate must be expressed in per cent per annum accurate to a hundredth of per cent.

Applications, which do not meet the above requirements, are not permitted for participation in the Competition.

The time of effecting operations in the framework of the Competition and making transactions of their floatation is established by the Stock Exchange upon agreement with the Issuer and/or the Underwriter.

Where a potential buyer of the Bonds is not a Participant to the Exchange's bidding, such buyer shall enter into an appropriate agreement with any broker that is a Participant to the Exchange's bidding, and issue an order to buy the Bonds to him.

Any potential buyer of the Bond being a Participant to the Exchange's bidding shall act independently.

The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

Upon expiry of the period of applications collection for the Competition, the Stock Exchange makes up a Summary Register of Applications for the Competition, submitted and not lifted by Stock Exchange Trading Participants as of the moment of the expiry of the period of applications collection for the Competition (hereinafter referred to as Summary Register) and hands it over to the Underwriter and/or the Issuer.

The Summary Register contains all the significant conditions of each application viz. acquisition price, total number of securities, the date and time of application's receipt, the number of application, the value of Acceptable interest rate of the first coupon and other details according with the Exchange Rules.

The Issuer shall not enter into Bonds sale transactions not pre-approved as required by the law as related-party transactions. In this case, the filed application for purchase of the Bonds shall not be satisfied (shall be denied) by the Underwriter on the basis of the Issuer's written application to the Underwriter.

Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange of the taken decision in writing. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of the Exchange Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending email message to all the Participants of Trading.

Information on the interest rate of the first coupon shall be disclosed according to the procedure and within the time provided for by Clause 11 on the Decision on securities issue.

When the interest rate of the first coupon is named, the Underwriter shall, by the Issuer's order, satisfy the applications received by setting out cross target sale offers for the Bonds at their face value, specifying the number of the Bonds specified in the relevant purchase application.

Applications are satisfied subject to the conditions of the priority of the coupon rate stated in the applications submitted to the Underwriter for the Competition (i.e., applications with a lower coupon rate are satisfied first).

Where several applications submitted for the Competition have been registered at one first coupon interest rate, applications filed earlier shall be satisfied in the first place.

Where the size of the last of the applications satisfied exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds.

If all Bonds are floated, no further applications for the purchase of Bonds shall be satisfied.

Upon expiry of the period of applications satisfaction at the Competition, all unsatisfied applications for the purchase of Bonds are lifted from the Stock Exchange's Trading System by the Underwriter.

After summing up the results of the Competition and satisfying the applications filed during the Competition the transactions with the Bonds in floatation (provided they are not floated in full during Competition) are made (hereinafter referred to as extra floatation) on the basis of target applications submitted by Participants of Trading at the Stock Exchange to the Underwriter satisfying them by filing counter target applications. Participants of the Exchange Trading acting in their own name and for their own account, or in their own name, but for the account and on behalf of potential buyers who are not Participants of the Exchange Trading may submit to the Underwriter on any working day during the issue floatation period applications for the purchase of Bonds with the indication of the number of Bonds to be acquired.

Compulsory details to be stated in an application for Bonds purchase filed by a Stock Exchange's Trading Participant during the period of extra floatation of Bonds:
- purchase price;
- number of Bonds;
- other parameters in compliance with Exchange Rules.

Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, which shall be calculated according to Clause 8.4. of the Decision on the securities issue and in Clause 9.1.2. of the Securities Offering Circular.

The time of filing applications in case of extra floatation is set by the Stock Exchange upon agreement with the Issuer and/or the Underwriter.

The Underwriter informs potential buyers on the current number of underfloated Bonds on its accounts by placing zero-address applications in the Stock Exchange's Trading System.

The filed applications for the purchase of Bonds are to be fully satisfied by the Underwriter, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds.

A mandatory condition of acquiring Bonds when they are floated is reservation of buyer's money on the account of the Participant of the Exchange trading, on whose behalf the application is filed, at the Non-bank credit organization Closed Joint-Stock Company Clearing House of the Moscow Interbank Currency Exchange (hereinafter referred to as Clearing House of MICEX). The money shall be reserved in the amount sufficient for full payment for the Bonds as stated in the applications for the purchase of Bonds, taking into account all commission fees.

Sale and purchase transactions made through Underwriter's satisfaction of applications are registered by the Stock Exchange on the date they are made.

The day, on which, in compliance with the established settlements code, Participants of Trading at the Stock Exchange must filfil the obligations under an effected transaction in accordance with the Stock Exchange's Trading Rules and/or Clearing Rules of the Clearing Organization – CJSC MICEX, – is considered as the date of transaction execution. Transactions in floatation of Bonds of the issue are effected on the conditions of "delivery against payment" (settlements code T0), i.e. the day of making a transaction with Bonds is the date of execution of such a transaction. In such a case, the procedure of transaction collateral control is effected when the transaction is made. An excerpt from the transactions register of the Stock Exchange, containing a list of all transactions made by the Stock Exchange's Trading Participant during the trading day of the Stock Exchange, is considered as the document confirming that the Stock Exchange's Trading Participant has made a transaction.

Prior to the floatation, the Issuer shall submit to the Underwriter the list of parties, any transactions with which during the Bonds' floatation may be found related-party transactions. The Issuer shall also name the parties out of the said list, the transactions with which have been approved by the Issuer in advance. During Bonds floatation the conditions provided for Clause 6.4.4. of the Standards for Securities Issue and Registration of Securities Offering Circulars approved by the Order of the FSFR of Russia No. 05-4/pz-n dated 16.03.2005)

Any agreement entered into during the floatation of the Bonds may be revised and/or terminated for reasons and in the procedure provided in Article 29 of the RF Civil Code.

The option of priority acquisition of the securities to be floated:

No option of priority purchase of the securities to be floated has been provided for.

The procedure of entering a receipt record for the first buyer's custody account with the depositary providing the required centralized care of the issue's securities is as follows:

The Bonds floated through organizer of trading are entered by Depositary or any other depositary being a depositor of the Depositary on custody accounts of Bonds Purchasers on the date of the sale and purchase operation.

The receipt records for the first buyer's custody account at the Depositary dealing with the centralized care shall be made on the basis of orders submitted by the clearing house – MICEX CJSC servicing transactions made up in the course of the Bonds floatation through the organizer of trading in the securities market. Floated Bonds are entered by Depositaries on custody accounts of Bonds Purchasers in compliance with the terms of clearing of the clearing organization and the terms of depositary activities of the Depositaries.

The Bondholders (Bonds acquirers) shall bear expenses related to entering receipt record for the first buyer's (acquirer's) custody account.

Bonds are floated by subscription through bidding held by a specialized organization – organizer of trading in the securities market, e.g. a stock exchange:

Full official name: *Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX Stock Exchange)*
Abbreviated official name: *MICEX Stock Exchange CJSC*
Place of business: *13, Bolshoy Kislovsky per., Moscow, 125009, Russia*
No. of license for stock exchange operations: *077-07985-000001*
Date of license issue: *15.09.2004*
Validity period of license: *till 15.09.2007*
Authority issuing the license: *Federal Service for Financial Markets*

The securities are floated by the Issuer with the aid of a professional participant of securities market, providing to Issuer services for securities floatation (Underwriter):
Full official name: *Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)*
Abbreviated official name: *OJSC JSCB "Svyaz-Bank"*
Place of business: *7, ul. Tverskaya, Moscow, 125375, Russia*
Number of the general license for banking services of a credit organization *1470*
Date of issue: *15.11.2002*
Valid till: *permanent license*
Licensing authority: *Central Bank of the Russian Federation*

No. of license: *License of a professional participant of the securities market for brokerage No. 077-08209-100000*
Date of issue: *28th December 2004*
Valid till: *28th December 2007*
Licensing authority: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

Basic functions of the Securities floatation agent (Underwriter):

The Underwriter acts under the contract with the Issuer on acting as an Agent for securities floatation at the CJSC MICEX Stock Exchange (Moscow Interbank Currency Exchange). Under the said contract, the Underwriter's functions include, among other things, the following:

- satisfying applications for Bonds acquisition on behalf of and for the account of the Issuer in compliance with the terms and conditions of the contract and the procedure established by the Decision of the securities issue and the Offering Circular;

- actions related to the Bonds' admission to floatation on the Exchange, on behalf and at the expense of the Issuer;

- informing the Issuer on the number of actually floated Bonds, and on the amounts received from the sales of the Bonds.

- transfer of moneys received by the Underwriter from buyers of the Bonds as payment for such Bonds to the Issuer's account as per the terms of the contract made between the Issuer and the Underwriter.

- other actions necessary to perform its obligations to float the Bonds, in compliance with the laws of the Russian Federation and the contract between the Issuer and the Underwriter.

The agreement between the Underwriter and the Issuer does not provide for Underwriter's obligation to acquire Issuer's Bonds floated.